

Orion Energy Systems, Inc.
Shareholders' Letter and Annual Report on Form 10-K
Fiscal Year Ended March 31, 2023



June 30, 2023

Dear Fellow Shareholders:

I am honored to write you in my first shareholder letter as CEO. In fiscal 2023, Orion's talented team made substantial progress advancing our mission to help our customers achieve their energy efficiency and environmental goals. Now, more than ever, the carbon and emissions reduction benefits of our solutions are proving as important to many customers as the significant financial and business benefits.

Building upon our core expertise in lighting and controls, Orion has expanded into electrical maintenance solutions and entered the rapidly growing market for commercial electric vehicle charging solutions. We are building out the national service footprint for both of these new businesses that complement our capabilities and customer base in lighting. This diversification of our product and service offerings supports our "customers for life" commitment, which is backed by our unique technical expertise and industry-leading product and service quality. We believe these commitments differentiate Orion's value proposition and are integral to our long-term growth objectives.

Let us now turn to some fiscal 2023 highlights:

EV Charging Solutions. We acquired Voltrek in early October 2022 to serve our customers' EV charging needs. The business is off to a very strong start, delivering revenue of $6.3M in the second half of FY 2023 versus target revenue of $3-$5M. We anticipate substantial growth in our EV charging division in coming years as we build out our capabilities to support the rapid growth of electric vehicles and associated infrastructure across the U.S.

Maintenance Services. Maintenance services rose 150% to $14.6M in FY 2023 compared to FY 2022, benefitting from organic growth as well as a full year's contribution from our new Stay-Lite Lighting team. Maintenance services provide an ideal complement to our project-related businesses, allowing us to expand our value to new and existing customers while also creating a growing base of recurring revenues.

Financial Performance. Revenue declined to $77.4M in FY 2023 from $124.4M in FY 2022, due primarily to the expected lower level of revenue from our largest customer and a global online retailer, as well as delays in the start of certain large LED retrofit projects; some of these delayed projects have since commenced. Importantly, Orion grew revenue outside of our largest customer and the global online retailer by approximately 11% over FY 2022, reflecting the growing diversity of our customer base and operations. Our FY 2023 net loss of ($34.2M), or ($1.11) per share, included a $17.8M non-cash valuation allowance charge and a $4.0M earnout accrual related to the Voltrek acquisition.

Financial Strength. Importantly, Orion exited FY 2023 with $24.9M of working capital, including $16.0M of cash and cash equivalents and $18.2M of inventory. We believe this positions us well to fund our operations and growth objectives in FY 2024.

FY 2024 Outlook. Reflecting anticipated growth across LED lighting products and solutions, maintenance services and EV charging solutions, we currently expect FY 2024 revenue to grow 30% or more to approximately $100M, with a greater proportion of revenue expected in the second half of the fiscal year. This outlook anticipates approximately $34M in aggregate revenue from maintenance services and EV charging solutions and the balance from LED lighting products and solutions.

Today, we feel Orion has evolved into a stronger, more diversified business that is better able to capitalize on our expertise and our product and turnkey service strengths. We are very excited about the growth opportunities that lie ahead and look forward to reporting to you on our progress.

We encourage you to attend our Virtual Annual Meeting of Shareholders on Thursday, August 10, 2023, at 1:00 p.m. Central Time, accessible at http://www.virtualshareholdermeeting.com/OESX2023. A replay of the meeting will be posted to our website during the month of August.

In closing, we thank you for your confidence and investment in Orion. We have a very strong team that is committed to serving the needs of our customers in an exemplary and environmentally sustainable fashion and in so doing, creating financial rewards for our shareholders.

Sincerely,



Michael H. Jenkins
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2023
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to
Commission File Number: 001-33887

Orion Energy Systems, Inc.
(Exact name of Registrant as specified in its charter)

Wisconsin	**39-1847269**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2210 Woodland Drive, Manitowoc, WI	**54220**
(Address of principal executive offices)	**(Zip Code)**

(920) 892-9340
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Common stock, no par value	**OESX**	The Nasdaq Stock Market LLC (NASDAQ Capital Market)

Securities registered pursuant to Section 12(g) of the act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an "emerging growth company". See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of shares of the Registrant's common stock held by non-affiliates as of September 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $41,177,495.

As of May 31, 2023, there were 32,295,408 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders to be held on August 10, 2023 are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

ORION ENERGY SYSTEMS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED MARCH 31, 2023

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements that are based on Orion Energy Systems, Inc.'s ("Orion", "we", "us", "our" and similar references) beliefs and assumptions and on information currently available to us. When used in this Form 10-K, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations are based on assumptions, are subject to risks and uncertainties, and may not be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this Form 10-K. Important factors could cause actual results to differ materially from our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this Form 10-K, including particularly the Risk Factors described under Part I. Item 1A. of this Form 10-K. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Form 10-K. Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

- our ability to regain and sustain our profitability and positive cash flows;

- our ability to integrate and realize the anticipated benefits of our recent acquisitions of Voltrek and Stay-Lite;

- our dependence on a limited number of key customers, and the consequences of the loss of one or more key customers or suppliers, including key contacts at such customers;

- the deterioration of market conditions, including our dependence on customers' capital budgets for sales of products and services, and adverse impacts on costs and the demand for our products;

- our ability to manage general economic, business and geopolitical conditions, including the impacts of natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as the COVID-19 pandemic;

- our ability to successfully launch, manage and maintain our refocused business strategy to successfully bring to market new and innovative product and service offerings;

- our ability to recruit, hire and retain talented individuals in all disciplines of our company;

- price fluctuations (including as a result of tariffs), shortages or interruptions of component supplies and raw materials used to manufacture our products;

- the availability of additional debt financing and/or equity capital to pursue our evolving strategy and sustain our growth initiatives;

- our risk of potential loss related to single or focused exposure within our current customer base and product offerings;

- our ability to differentiate our products in a highly competitive and converging market, expand our customer base and gain market share;

- our ability to manage and mitigate downward pressure on the average selling prices of our products as a result of competitive pressures in the light emitting diode ("LED") market;

- our ability to manage our inventory and avoid inventory obsolescence in a rapidly evolving LED market;

- our increasing reliance on third parties for the manufacture and development of products, product components, as well as the provision of certain services;

- our increasing emphasis on selling more of our products through third party distributors and sales agents, including our ability to attract and retain effective third party distributors and sales agents to execute our sales model;

- our ability to develop and participate in new product and technology offerings or applications in a cost effective and timely manner;

- our ability to maintain safe and secure information technology systems;

- our ability to balance customer demand and production capacity;

- our ability to maintain an effective system of internal control over financial reporting;

- our ability to defend our patent portfolio and license technology from third parties;

- a reduction in the price of electricity;

- the reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of LEDs over some traditional lighting technologies;

- our failure to comply with the covenants in our credit agreement;

- the electric vehicle ("EV") market and deliveries of passenger and fleet vehicles may not grow as expected;

- incentives from governments or utilities may not materialize or may be reduced, which could reduce demand for EVs, or the portion of regulatory credits that customers claim may increase, which would reduce our revenue from such incentives;

- the cost to comply with, and the effects of, any current and future industry and government regulations, laws and policies; and

- potential warranty claims in excess of our reserve estimates.

You are urged to carefully consider these factors and the other factors described under Part I. Item 1A. "Risk Factors" when evaluating any forward-looking statements, and you should not place undue reliance on these forward-looking statements.

Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons why actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

ITEM 1. BUSINESS

As used herein, unless otherwise expressly stated or the context otherwise requires, all references to "Orion," "we," "us," "our," "Company" and similar references are to Orion Energy Systems, Inc. and its consolidated subsidiaries.

Overview

We provide state-of-the-art light emitting diode ("LED") lighting systems, wireless Internet of Things ("IoT") enabled control solutions, commercial and industrial electric vehicle "EV" charging infrastructure solutions and maintenance services. We help our customers achieve their sustainability, energy savings and carbon footprint reduction goals through innovative technology and exceptional service. We sell our products and services into many vertical markets within the broader commercial and industrial market segment. Primary verticals include: big box retail, manufacturing, warehousing/logistics, commercial office, federal and municipal government, healthcare and schools. Our services consist of turnkey installation (lighting and EV) and system maintenance. Virtually all of our sales occur within North America.

Our principal lighting customers include large national account end-users, electrical distributors, electrical contractors and energy service companies ("ESCOS"). Currently, a significant amount of our lighting products are manufactured at our leased production facility located in Manitowoc, Wisconsin, although as the LED and related IoT market continues to evolve, we are increasingly sourcing products and components from third parties in order to diversify our product offerings.

We differentiate ourselves from our competitors by offering very efficient light fixtures (measured in lumens per watt) coupled with our project management services to national account customers to retrofit their multiple locations. Our comprehensive services include initial site surveys and audits, utility incentive and government subsidy management, engineering design, and project management from delivery through to installation and controls integration. In addition, we began to offer lighting and electrical maintenance services in fiscal 2021, which enable us to support a long-term business relationship with our customers. We completed the acquisition of Stay-Lite Lighting on January 1, 2022, which is intended to further expand our maintenance services capabilities. On October 5, 2022, we acquired Voltrek, which is intended to leverage our project management and maintenance expertise into the rapidly growing EV sector.

Our lighting products consist primarily of LED lighting fixtures, many of which include IoT enabled control systems provided by third parties. We believe the market for LED lighting products continues to grow. Due to their size and flexibility in application, we also believe that LED lighting systems can address opportunities for retrofit applications that cannot be satisfied by other lighting technologies.

We generally do not have long-term contracts with our customers for product or turnkey services that provide us with recurring annual revenue. However, our maintenance services contracts usually consist of multi-year arrangements. We typically generate substantially all of our lighting revenue from sales of lighting systems and related services to governmental, commercial and industrial customers on a project-by-project basis. We also perform work under global services or product purchasing agreements with major customers with sales completed on a purchase order basis. The loss of, or substantial reduction in sales to, any of our significant customers, or our current single largest customer, or the termination or delay of a significant volume of purchase orders by one or more key customers, could have a material adverse effect on our results of operations in any given future period.

We typically sell our lighting systems in replacement of our customers' existing lighting fixtures. We call this replacement process a "retrofit". We frequently sell our products and services directly to our customers and in many cases we provide design and installation as well as project management services. We also sell our lighting systems on a wholesale basis, principally to electrical distributors, electrical contractors and ESCOs to sell to their own customer bases.

The gross margins of our products can vary significantly depending upon the types of products we sell, with gross margins typically ranging from 10% to 50%. As a result, a change in the total mix of our sales among higher or lower gross margin products can cause our profitability to fluctuate from period to period.

Our fiscal year ends on March 31. We refer to our current fiscal year which ended on March 31, 2023 as "fiscal 2023". We refer to our most recently completed fiscal year, which ended on March 31, 2022, as "fiscal 2022", and our prior fiscal year which ended on

March 31, 2021 as "fiscal 2021". Our fiscal first quarter of each fiscal year ends on June 30, our fiscal second quarter ends on September 30, our fiscal third quarter ends on December 31, and our fiscal fourth quarter ends on March 31.

Reportable Segments

Reportable segments are components of an entity that have separate financial data that the entity's chief operating decision maker ("CODM") regularly reviews when allocating resources and assessing performance. Our CODM is our chief executive officer. Historically, we have had three reportable segments: Orion Services Group Division ("OSG"), Orion Distribution Services Division ("ODS"), and Orion U.S. Markets Division ("USM"). With the acquisition of Voltrek on October 5, 2022, we added a fourth reporting segment, Orion Electric Vehicle Charging Division ("EV Division").

For financial results by reportable segment, please refer to Note 18 – Segment Data in our consolidated financial statements included in Item 8. of this Annual Report.

Orion Services Group Division

Our OSG segment (a) develops and sells lighting products and provides construction and engineering services for our commercial lighting and energy management systems and (b) provides retailers, distributors and other businesses with maintenance, repair and replacement services for the lighting and related electrical components deployed in their facilities. OSG provides engineering, design, lighting products and in many cases turnkey solutions for large national accounts, governments, municipalities, schools and other customers.

Orion Distribution Services Division

Our ODS segment focuses on selling lighting products through manufacturer representative agencies and a network of North American broadline and electrical distributors and contractors.

Orion U.S. Markets Division

Our USM segment sells commercial lighting systems and energy management systems to the wholesale contractor markets. USM customers include ESCOs and contractors.

Orion Electric Vehicle Charging Division

Our EV Division offers leading electric vehicle charging expertise and provides EV turnkey installation solutions with ongoing support to all commercial verticals.

Our Market Opportunity

We provide enterprise-grade LED lighting and energy management project solutions. We are primarily focused on providing commercial and industrial facilities lighting retrofit solutions in North America using solid-state LED technology. We believe the market for lighting products has shifted to LED lighting systems and continues to grow. We believe that LED lighting technology allows for better optical performance, significantly reduced energy consumption. Due to their size and flexibility in application, we also believe that LED lighting systems can address opportunities for retrofit applications that cannot be satisfied by other technologies.

Our lighting products deliver energy savings and efficiency gains to our commercial and industrial customers without compromising their quantity or quality of light. We estimate that our energy management systems reduce our customers' legacy lighting-related electricity costs by approximately 50% or greater, while maintaining their quantity of light after the reduced wattage and improving overall lighting quality when replacing traditional fixtures. Our customers with legacy lighting systems typically realize a one to four-year payback period, and most often 18 – 24 months, from electricity cost savings generated by our lighting systems without considering utility incentives or government subsidies. Energy-efficient lighting systems are cost-effective and environmentally responsible solutions allowing end users to reduce operating expenses and their carbon footprint.

We serve government and private sector end-customers in the following primary markets: commercial office and retail, exterior area lighting and industrial applications.

Commercial office and retail. Our commercial office and retail market includes commercial office buildings, retail store fronts, government offices, schools, hospitals and other buildings with traditional 10 to 12 foot ceiling heights.

Industrial applications. Our market for industrial facilities includes manufacturing facilities, distribution and warehouse facilities, government buildings and agricultural buildings. These facilities typically contain "high-bay" lighting fixtures for ceiling heights of 20-60 feet.

Commercial and industrial facilities in the United States employ a variety of lighting technologies, including HID, traditional fluorescents, LED and incandescent lighting fixtures. We estimate that approximately 25-30% of this market still utilizes inefficient high intensity discharge ("HID") lighting technologies. Our lighting systems typically replace less efficient HID, HIF fixtures, and earlier generation of LED fixtures.

Exterior Area lighting. Our market for area lighting includes parking garages, surface lots, automobile dealerships and gas service stations.

EV Charging Infrastructure: Our market for designing/engineering and installing EV charging systems (we do not make equipment) includes commercial and industrial customers including government. We focus largely on level 2 EV charging solutions for employee and guest charging of passenger vehicles and level 3 DC fast charge systems for fleet applications and high speed passenger vehicle charging.

Maintenance Business: Our maintenance business services customers generally require third party lighting maintenance services. along with modest electrical maintenance service.

We believe that utilities within the United States recognize the importance of energy efficiency as an economical means to manage capacity constraints and as a low-cost alternative when compared to the construction costs of building new power plants. Accordingly, many of these utilities are continually focused on demand reduction through energy efficiency. According to our research of individual state and utility programs, utilities design and fund programs that promote or deliver energy efficiency through legislation, regulation or voluntary action. Our product sales are not solely dependent upon these incentive programs, but we do believe that these incentive programs provide an important benefit as our customers evaluate their out-of-pocket cash investments.

Our Solution

Value Proposition. We estimate our LED lighting systems generally reduce lighting-related electricity usage and costs by approximately 50% or greater, compared to legacy fixtures, while retaining the quantity of light, improving overall lighting quality and helping customers reduce their carbon footprint.

Multi-Facility Roll-Out Capability. We offer our customers a single source, turnkey solution for project implementation in which we manage and maintain responsibility for entire multi-facility rollouts of our energy management solutions across North American commercial and industrial facility portfolios. This capability allows us to offer our customers an orderly, timely and scheduled process for recognizing energy reductions and cost savings.

Rapid Payback Period Retrofit Lighting. In most lighting retrofit projects where we replace HID and HIF fixtures, our customers typically realize a one to four year, but most often 18 – 24 months, payback period on our lighting systems. These returns are achieved without considering utility incentives or government subsidies (although subsidies and incentives are continually being made available to our customers in connection with the installation of our systems that further shorten payback periods).

Easy Installation, Implementation and Maintenance. Most of our fixtures are designed with a lightweight construction and modular plug-and-play architecture that allows for fast and easy installation, facilitates maintenance, and integration of other components of our energy management system. Our office LED Troffer Door Retrofit ("LDR™") products are designed to allow for fast and easy installation without disrupting the ceiling space or the office workspace. We believe our system's design reduces installation time and expense compared to other lighting solutions, which further improves our customers' return on investment. We also believe that our use of standard components reduces our customers' ongoing maintenance costs.

Expanded Product Offerings. We are committed to continuing to develop LED product offerings in all of the markets we serve. Our third generation of ISON® class of LED interior fixture delivers a market leading up to 214 lumens per watt. This advancement means our customers can get more light with less energy, and sometimes fewer fixtures, than with any other product on the market. We have also recently launched a variety of new products, features and functionality targeting healthcare, food service, high and low temperature environments and other market segments. Our lighting products also may be configured to include IoT enabled control systems. In fiscal 2022, we introduced a product range under the brand PureMotion. These products circulate air for enhanced airflow, temperature comfort and energy savings. In addition, the PureMotion UVC products sanitize air in a safe UVC chamber that eliminates various airborne viruses, bacteria, mold and fungi. See "Products and Services" below. In addition, we offer lighting maintenance services on both a preventative and reactive basis to the commercial and industrial verticals. In October, 2022, we acquired Voltrek LLC, which offers leading EV charging expertise and provides turnkey EV installation solutions with ongoing support to all commercial verticals.

Environmental Benefits. By allowing for the permanent reduction of electricity consumption, we believe our energy management systems significantly reduce indirect CO_2 emissions that are a negative by-product of energy generation which help enable our customers to achieve their sustainability, energy savings and carbon footprint reduction goals.

Our Competitive Strengths

Compelling Value Proposition. By permanently reducing lighting-related electricity usage, our systems help enable our customers to achieve their sustainability, energy savings and carbon footprint reduction goals without compromising quantity and quality of light in their facilities. As a result, our products offer our customers a rapid return on their investment, without relying on government subsidies or utility incentives. We also help our customers with their mobility infrastructure needs supporting the transition to passenger and fleet EVs.

Comprehensive Project Management. We offer our customers a single source solution whereby we manage and are responsible for an entire retrofit lighting project, from initial site surveys and energy audits through to installation and controls integration and subsequent maintenance. Our ability to offer such comprehensive turnkey project management services, coupled with best-in-class customer service, allows us to deliver energy reductions and cost savings to our customers in timely, orderly and planned multi-facility rollouts nationwide. We believe one of our competitive advantages is our ability to deliver full turnkey LED lighting project capabilities. The success of this approach has resulted in what we call a "Customer for Life" relationship with customers that encourages additional projects and maintenance services. Few LED lighting providers are organized to serve every step of a custom retrofit project in a comprehensive, non-disruptive and timely fashion, from custom fixture design and initial site surveys to final installations. Incrementally, we are also able to help customers deploy state-of-the-art IoT control systems that provide even greater long-term value from their lighting system investments.

Large and Growing Customer Base. We have developed a large and growing national customer base and have installed our products in commercial and industrial facilities across North America. We believe that the willingness of our blue-chip customers to install our products across multiple facilities represents a significant endorsement of our value proposition, which in turn helps us sell our energy management systems to new customers.

Innovative Technology. We have developed a portfolio of United States patents primarily covering various elements of our products. We believe these innovations allow our products to produce more light output per unit of input energy compared to our competition. We also have patents pending that primarily cover various elements of our newly developed LED products and certain business methods. To complement our innovative energy management products, our integrated energy management services provide our customers with a turnkey solution either at a single facility or across their North American facility footprints. Our demonstrated ability to innovate provides us with significant competitive advantages. Our lighting products offer significantly more light output as measured in foot-candles of light delivered per watt of electricity consumed when compared to HID or traditional fluorescent fixtures. Beyond the benefits of our lighting fixtures, we believe that there is also an opportunity to utilize our system platform as a "connected ceiling" or "smart ceiling", or a framework or network that can support the installation and integration of other solutions on a digital platform. This "smart ceiling" can be integrated with other technologies to collect data and manage assets and resources more efficiently. Our "Industrial Internet of Things", or IoT, enabled devices not only contain energy management control functions, but also have the ability to collect facility usage and traffic data as well as collect data from other facility mechanical systems, providing our customers with a path to digitization for their business operations. Our percentage of systems utilizing IoT enabled devices has grown significantly over the past few years and we expect this trend to continue.

Expanded Sales and Distribution Network. In addition to selling directly to national accounts, electrical contractors and ESCOs, we sell our lighting products and services to electrical distributors through a North American network of independent lighting agencies. As of the end of fiscal 2023, we had 33 independent lighting agencies representing us in substantially all of North America. We intend to continue to selectively evaluate our sales network in the future, with a focus on geographic regions where we do not currently have a strong sales presence.

Our Growth Strategies

In fiscal 2023, we continued to successfully capitalize on our capability of being a full service, turn-key provider of LED lighting and controls systems with design, build, installation and project management services, including being awarded large additional projects for a major national account. To build on this success, we are evolving our business strategy to further leverage this unique capability, along with a strong network of ESCO partners, agents and distributors to offer more products and services to our customers. We have adopted a "Customers for Life" philosophy that broadens our view of platforms that can be offered to deliver our mission. Two new platforms that we recently added to our service offerings have been our maintenance services business, along with our EV charging station business. We intend to continue to pursue expanding our product and service offerings, organically and through potential acquisitions that could accelerate our progress.

Focus on executing and marketing our turnkey LED retrofit capabilities to large national account customers. We believe one of our competitive advantages is our ability to deliver full turnkey LED lighting project capabilities starting with energy audits and site assessments that lead to custom engineering and manufacturing through to fully managed installations. These attributes coupled with our superior customer service, high quality designs and expedited delivery responsiveness resulted in our contract to retrofit multiple locations for a significant single national account beginning in fiscal 2020 that continued into fiscal 2023.

Continue Product Innovation. We continue to innovate, developing lighting fixtures and features that address specific customer requirements, while also working to maintain a leadership position in energy efficiency, smart product design and installation benefits. For interior building applications, we recently expanded our product line to include a family of ceiling air movement solutions, some of which incorporate LED lighting and others which utilize ultraviolet C light waves to kill viruses, bacteria and germs. We also continue to deepen our capabilities in the integration of smart lighting controls. Our goal is to provide state-of-the-art lighting products with modular plug-and-play designs to enable lighting system customization from basic controls to advanced IoT capabilities.

Leverage Orion's Smart Lighting Systems to Support Internet of Things Applications. We believe we are ideally positioned to help customers to efficiently deploy new IoT controls and applications by leveraging the "Smart Ceiling" capabilities of their Orion solid state lighting system. IoT capabilities can include the management and tracking of facilities, personnel, resources and customer behavior, driving both sales and lowering costs. As a result, these added capabilities provide customers an even greater return on investment from their lighting system and make us an even more attractive partner, providing our customers with a path to digitization for their business operations.

Expand Maintenance Service Offerings. We believe we can leverage our construction management process expertise to develop a high-quality, quick-response, multi-location maintenance service offering. Our experience with large national customers and our large installed base of fixtures positions us well to extend our maintenance services to historical customers, as well as to new customers. Development of this recurring revenue stream is making progress and we believe there is significant market opportunity.

Support success of our ESCO and agent driven distribution sales channels. We continue to focus on building our relationships and product and sales support for our ESCO and agent driven distribution channels. These efforts include an array of product and sales training efforts as well as the development of new products to cater to the unique needs of these sales channels.

Grow EV Charging Installation Business. In fiscal 2023, we acquired Voltrek, a turnkey EV charging installation business. We believe there are significant growth opportunities in Voltrek's existing east coast geographic market, as well as on a national basis. We plan to focus our growth plans on cross selling our new EV charging solutions to our historical market channels and customers.

Products and Services

Our primary focus has been the sale of our LED lighting fixtures with integrated controls technology and related installation services. We will continue to focus on these products and services, as well as on expanding our maintenance service offerings and our EV charging station solutions.

Currently, a significant amount of our lighting products are manufactured at our leased production facility location in Manitowoc, Wisconsin, although as the LED market continues to evolve, we also source products and components from third parties in order to have versatility in our product development. We are focused on researching, developing and/or acquiring new innovative LED products and technologies for the retrofit markets. We plan to continue developing creative new LED retrofit products in order to offer our customers a variety of integrated energy management services, such as system design, project management and installation.

Products

The following is a description of our primary products:

Interior LED High Bay Fixture: Our LED interior high bay lighting products consist of our Harris high bay, Apollo™ high bay and ISON® high bay products. Our ISON® class of LED interior fixture offers a full package of premium features, including low total cost of ownership, optics that currently exceed competitors in terms of lumen package, delivered light, modularity and advanced thermal management. Our third generation of ISON® class of LED interior fixture delivers up to an exceptional 214 lumens per watt. This advancement means our customers can get more light with less energy, and sometimes fewer fixtures, compared to other products on the market. Our Apollo™ class of LED interior fixtures is designed for new construction and retrofit projects where initial cost is the largest factor in the purchase decision. Our Harris high bay is ideal for customers seeking a cost-effective solution to deliver energy savings and maintenance reductions. In addition, our LED interior lighting products are lightweight and easy to handle, which further reduces installation and maintenance costs and helps to build brand loyalty with electrical contractors and installers.

Smart Lighting Controls. We offer a broad array of smart building control systems. These control systems provide both lighting control options (such as occupancy, daylight, or schedule control) and data intelligence capabilities for building managers to log, monitor, and analyze use of space, energy savings, and provide physical security of the space.

The LED Troffer Door Retrofit (LDR™): The LDR™ is designed to replace existing 4 foot by 2 foot and 2 foot by 2 foot fluorescent troffers that are frequently found in office or retail grid ceilings. Our LDR™ product is unique in that the LED optics and electronics are housed within the doorframe that allows for installation of the product in approximately one to two minutes. Our LDR™ product also provides reduced maintenance expenses based upon improved LED chips.

In addition, in October 2022, we acquired Voltrek LLC, which offers leading EV charging expertise and provides turnkey EV installation solutions with ongoing support to all commercial verticals. We believe there are significant growth opportunities in Voltrek's existing east coast geographic market, as well as on a national basis. We plan to focus our growth plans on cross selling our new EV charging solutions to our historical market channels and customers.

Other Products. In fiscal 2022, we introduced a range of air movement products capable of virus elimination. We also offer our customers a variety of other LED fixtures to address their lighting and energy management needs, including fixtures designed for agribusinesses, parking lots, roadways, retail, mezzanine, outdoor applications and private label resale.

Warranty Policy. Our warranty policy generally provides for a limited five-year warranty on our LED products, although we do offer warranties ranging up to 10 years for certain LED products. Ballasts, lamps, drivers, LED chips and other electrical components are excluded from our standard warranty as they are covered by separate warranties offered by the original equipment manufacturers.

We coordinate and process customer warranty inquiries and claims, including inquiries and claims relating to ballast and lamp components, through our customer service department.

Services

We provide a range of fee-based lighting-related energy management services to our customers, including:

- comprehensive site assessment, which includes a review of the current lighting and controls including IoT enabled devices requirements and energy usage at the customer's facility;

- site field verification, or SFV, during which we perform a test implementation of our energy management system at a customer's facility;

- utility incentive and government subsidy management, where we assist our customers in identifying, applying for and obtaining available utility incentives or government subsidies;

- engineering design, which involves designing a customized system to suit our customers' facility lighting and energy management needs, and providing the customer with a written analysis of the potential energy savings and lighting and environmental benefits associated with the designed system;

- project management, which involves us working with the electrical contractor in overseeing and managing all phases of implementation from delivery through installation for a single facility or through multi-facility roll-outs tied to a defined project schedule;

- installation services, for our products, which we provide through our national network of qualified third-party installers;

- complete facility design commissioning of IoT enabled control devices

- recycling in connection with our retrofit installations, where we remove, dispose of and recycle our customer's legacy lighting fixtures; and

- lighting and electrical system maintenance services both preventative and reactive in nature.

We also provide similar turnkey services to our EV customers that include site audit, engineering, grant filing, installation, commissioning and network services. Our maintenance business provides services that includes both preventative and reactive services. We also provide other services that comprise a small amount of our revenue. These services primarily include management and control of power quality and remote monitoring and control of our installed systems. We also sell and distribute replacement lamps and fixture components into the after-market.

Our Customers

We primarily target commercial, institutional and industrial customers who have warehousing, retail, manufacturing and office facilities. In fiscal 2023, one customer accounted for 16.2% of our total revenue. In fiscal 2022, that same customer accounted for 49.1% of our total revenue, and in fiscal 2021, this same customer accounted for 56.0% of our total revenue. In fiscal 2024, we expect that our customer concentration will continue at the approximate level experienced in fiscal 2023. As we continue to diversify our customer base by expanding our reach to national accounts, ESCOs, the agent driven distribution channel, lighting maintenance customers and the EV market, we expect to continue to derive a significant percentage of our revenue from contracts with one or a few customers. These contracts are entered into in the ordinary course of business and typically provide that we will deliver products and services on a work order or purchase order basis and any purchase order may be terminated prior to shipment. Our maintenance work orders or contracts may be for discrete projects or may have multi-year terms. These contracts generally do not guarantee that the customer will buy our products or services.

The amount and concentration of our revenues with one or more customer may fluctuate on a year to year or quarter to quarter basis depending on the number of purchase orders issued by our customers. The loss of a significant customer or the termination of a material volume of purchase orders (or the underlying agreements) could have a material adverse effect on our results of operations.

Sales and Marketing

We sell our lighting products in one of three ways: (i) directly through our relationships with our national account partners or through Voltrek; (ii) indirectly through independent sales agencies and broadline North American distributors; and (iii) through ESCOs. Our ODS segment focuses on developing and expanding customer relationships with independent manufacturer's sales agents and broadline distributors. As of the end of fiscal 2023 we had 33 independent lighting agencies representing us in substantially all of North America expanding our reach with broadline distributors. We attempt to leverage the customer relationships of these distributors to further extend the geographic scope of our selling efforts. We work cooperatively with our indirect channels through participation in national trade organizations and by providing training on our sales methodologies.

We have historically focused our marketing efforts on traditional direct advertising, as well as developing brand awareness through customer education and active participation in trade shows and energy management seminars. These efforts have included participating in national, regional and local trade organizations, exhibiting at trade shows, executing targeted direct mail campaigns, advertising in select publications, public relations campaigns, social media and other lead generation and brand-building initiatives.

Competition

The market for energy-efficient lighting products, EV charging solutions and maintenance services is fragmented. We face strong competition primarily from manufacturers and distributors of lighting products and services as well as electrical contractors. We compete primarily on the basis of technology, cost, performance, quality, customer experience, energy efficiency, customer service and marketing support. We compete against other value-added resellers and electrical contractors in the EV charging market. We compete against a variety of service providers for lighting maintenance.

There are a number of lighting fixture manufacturers that sell LED products that compete with our lighting product lines. Lighting companies such as Acuity Brands, Inc., Signify Co., Cree, Inc., LSI Industries, Inc. and GE Current, a Daintree Company, are some of our main competitors within the commercial office, retail and industrial markets. We are also facing increased competition from manufacturers in low-cost countries.

Intellectual Property

As of March 31, 2023, we had been issued over 100 United States patents and have applied for a number of additional United States patents. The patented and patent pending technologies cover various innovative elements of our products, including our HIF and LED fixtures. Our patented LDR™ product allows for a significantly quicker installation when compared to competitor's commercial office lighting products. Our smart lighting controls allow our lighting fixtures to selectively provide a targeted amount of light where and when it is needed most.

We believe that our patent portfolio as a whole is material to our business. We also believe that our patents covering our ability to manage the thermal and optical performance of our lighting products are material to our business, and that the loss of these patents could significantly and adversely affect our business, operating results and prospects.

Backlog

Backlog represents the amount of revenue that we expect to realize in the future as a result of firm, committed orders. Our backlog as of March 31, 2023 and March 31, 2022 totaled $17.2 million and $10.1 million, respectively. We generally expect our backlog to be recognized as revenue within one year. Backlog does not include any amounts for contracted maintenance services.

Manufacturing and Distribution

We lease an approximately 266,000 square foot primary manufacturing and distribution facility located in Manitowoc, Wisconsin, where most of our products are manufactured. We utilize both solar and wind power to support the energy requirements for our manufacturing facility, allowing us to reduce our carbon footprint.

We generally maintain a significant supply of raw material and purchased and manufactured component inventory. We contract with transportation companies to ship our products and manage all aspects of distribution logistics. We generally ship our products directly to the end user.

Research and Development

Our research and development efforts are centered on developing new LED products and technologies and enhancing existing products. The products, technologies and services we are developing are focused on increasing end user energy efficiency and enhancing lighting output. Over the last three fiscal years, we have focused our development on additional LED products, resulting in our development and commercialization of several new suites of LED interior high bay products.

We operate research and development lab and test facilities in our Jacksonville, Florida and Manitowoc, Wisconsin locations.

Regulatory Matters

Our operations are subject to federal, state, and local laws and regulations governing, among other things, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage, transportation, treatment, and disposal of, and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. We believe that our business, operations, and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations.

State, county or municipal statutes often require that a licensed electrician be present and supervise each retrofit project. Further, all installations of electrical fixtures are subject to compliance with electrical codes in virtually all jurisdictions in the United States. In cases where we engage independent contractors to perform our retrofit projects, we believe that compliance with these laws and regulations is the responsibility of the applicable contractor.

Our Corporate and Other Available Information

We were incorporated as a Wisconsin corporation in April 1996 and our corporate headquarters are located at 2210 Woodland Drive, Manitowoc, Wisconsin 54220. Our Internet website address is www.orionlighting.com. Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available through the investor relations page of our internet website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

Human Capital

As of March 31, 2023, we had approximately 265 full-time employees. We also employ temporary employees in our manufacturing facility as demand requires. Our employees are not represented by any labor union, and we have never experienced a work stoppage or strike due to employee relations.

We are an employee-centric organization, maintaining a safe and respectful environment that provides opportunity for our employees.

We believe our employees are among our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations. We pay our employees competitively and offer a broad range of company-paid benefits, which we believe are competitive with others in our industry.

We are committed to hiring, developing and supporting a diverse and inclusive workplace. Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. We will not tolerate discrimination or harassment in any form. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and includes required annual training on preventing, identifying, reporting and stopping any type of unlawful discrimination.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below and in other reports that we file from time to time with the Securities and Exchange Commission and the other information in this Annual Report on Form 10-K. The matters discussed in the following risk factors, and additional risks and uncertainties not currently known to us or that we currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and future growth prospects and could cause the trading price of our common stock to decline.

1. Risk Factor Summary

Our business is subject to a number of risks and uncertainties, including those highlighted immediately following this summary. Some of these risks are summarized below:

- We do not have major sources of recurring revenue and we depend upon a limited number of customers in any given period to generate a substantial portion of our revenue. The reduction of revenue from our most significant customer over the past three fiscal years has had, and the potential future loss of other significant customers or a major customer would likely have, a materially adverse effect on our results of operations, financial condition and cash flows.

- Our ability to replace the substantially reduced revenue from our prior most significant customer, regain and sustain our profitability and achieve our desired revenue and profitability goals depends on our ability to effectively and timely execute on our key strategic initiatives.

- We may not realize the anticipated benefits of our recent acquisitions of Stay-Lite Lighting and Voltrek, and the integration of Stay-Lite Lighting and Voltrek may disrupt our business and management, which could adversely affect our business, financial condition or results of operations

- Our products use components and raw materials that may be subject to price fluctuations, shortages or interruptions of supply.

- Our ability to balance customer demand and production capacity and increased difficulty in obtaining permanent employee staffing could negatively impact our business.

- We increasingly rely on third-party manufacturers for the manufacture and development of our products and product components.

- Macroeconomic pressures in the markets in which we operate or anticipate operating in the future may adversely affect our financial results.

- Our existing liquidity and capital resources may not be sufficient to allow us to effectively pursue our evolving strategies, complete potential acquisitions or otherwise fund or sustain growth initiatives.

- Adverse conditions in the global economy have negatively impacted, and could in the future negatively impact, our customers, suppliers and business.

- As we evolve our business strategy to increase our focus on new product and service offerings, the nature of our business may be significantly changed, or transformed.

- Our continued emphasis on indirect distribution channels to sell our products and services to supplement our direct distribution channels has had limited success to date.

- The success of our LED lighting retrofit solutions depends, in part, on our ability to claim market share away from our competitors.

- Government tariffs and other actions may adversely affect our business.

- The reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of LEDs over some traditional lighting technologies could cause the growth in demand for our products to slow.

Risks Related to Our Business

Operational Risks

We do not have major sources of recurring revenue and we depend upon a limited number of customers in any given period to generate a substantial portion of our revenue. The reduction of revenue from our most significant customer over the past three fiscal years has had, and the potential future loss of other significant customers or a major customer would likely have, a materially adverse effect on our results of operations, financial condition and cash flows.

In fiscal 2023, one customer accounted for 16.2% of our total revenue. In fiscal 2022, that same customer accounted for 49.1% of our total revenue, and in fiscal 2021, this same customer accounted for 56.0% of our total revenue. In fiscal 2024, we expect that our customer concentration will continue at the approximate level experienced in fiscal 2023. The reduction of revenue from this customer has had a material advent effect on our results of operations, financial condition and cash flow. We continue to attempt to replace this reduced revenue by diversifying our customer base and expanding our reach to national accounts, ESCOs, the agent driven distribution channel, lighting maintenance customers and the EV market, there is no assurance we will be successful in replacing this reduced revenue.

Our ability to replace the substantially reduced revenue from our prior most significant customer, regain and sustain profitability and achieve our desired revenue and profitability goals depends on our ability to effectively and timely execute on our key strategic initiatives.

Our ability to replace the substantially reduced revenues from our prior most significant customer, regain profitability and achieve our desired revenue and profitability goals depends on how effectively and timely we execute on our following key strategic initiatives:

- executing and marketing our turnkey LED retrofit capabilities to large national account customers;

- continuing our product innovation;

- leveraging our smart lighting systems to support IoT applications;

- developing our maintenance service offerings;

- supporting the success of our ESCO and distribution sales channels; and

- cross selling our EV charging solutions to our historical sales channels and customers.

We also may identify and pursue additional strategic acquisition candidates that would help support these initiatives. There can be no assurance that we will be able to successfully implement these initiatives or, even if implemented, that they will result in the anticipated benefits to our business.

We may not realize the anticipated benefits of our recent acquisitions of Stay-Lite Lighting and Voltrek. The integrations of Stay-Lite Lighting and Voltrek may disrupt our business and management, which could adversely affect our business, financial condition or results of operations.

Effective on January 1, 2022, we acquired all of the issued and outstanding capital stock of Stay-Lite Lighting, Inc., a nationwide lighting and electrical maintenance service provider. On October 5, 2022, we acquired the equity interests of Voltrek, LLC an EV charging station solutions provider. We may acquire additional companies or enter into other business combinations or strategic initiatives in the future. We may not realize the anticipated benefits of the Stay-Lite or Voltrek acquisition or such other business combinations or acquisitions, and we may encounter substantial difficulties, costs and delays involved in integrating our operations with such businesses, including:

- Exposure to unknown liabilities;

- Potential conflicts between business cultures;

- Adverse changes in business focus perceived by third-party constituencies;

- Disruption of our ongoing business;

- Potential conflicts in distribution, marketing or other important relationships;

- Potential constraints of management resources;

- Inability to implement uniform standards, controls, procedures and policies;

- Failure to maximize our financial and strategic position;

- Failure to achieve planned synergies or expected financial results benefits;

- Failure to realize the potential of the acquired businesses' technologies, complete product development, or properly obtain or secure appropriate protection of intellectual property rights; and

- Loss of key employees and/or the diversion of management's attention from other ongoing business concerns.

Business combinations and acquisitions of companies are inherently risky, and ultimately, if we do not complete the integration of Stay-Lite Lighting or Voltrek or other acquired businesses successfully and in a timely manner, we may not realize the anticipated benefits of such acquisitions to the extent anticipated, which could adversely affect our business, financial condition or results of operations.

Our products use components and raw materials that may be subject to price fluctuations, shortages or interruptions of supply, including semiconductor chips. If we are unable to maintain supply sources of our components and raw materials or if our sources fail to satisfy our supply requirements, we may lose sales and experience increased component costs.

We are vulnerable to price increases, as well as transportation and delivery delays, for components and raw materials that we require for our products, including aluminum, copper, certain rare earth minerals, semiconductor chips, power supplies and LED chips and modules. In particular, we utilize semiconductor chips in our LED lighting products and control sensors. For example, our ability to source semiconductor chips has been adversely affected in the recent past and could occur again. Difficulty in sourcing necessary components in the past has resulted in increased component delivery lead times, delays in our product production and increased costs to obtain components with available semiconductor chips. To the extent a semiconductor chip shortage occurs or our ability to acquire the parts necessary to conduct our business operations, such as other necessary finished goods, is materially affected, our production ability and results of operations will be adversely affected.

Limitations inherent within our supply chain of certain of our components, raw materials and finished goods, including competitive, governmental, and legal limitations, natural disasters, and other events, could impact costs and future increases in the costs of these items. For example, the adoption of new tariffs by the United States administration or by other countries and the ongoing impact of COVID-19 in China could continue to adversely affect our profitability and availability of raw materials and components, as there can be no assurance that future price increases will be successfully passed through to customers or that we will be able to find alternative suppliers. Further, suppliers' inventories of certain components that our products require may be limited and are subject to acquisition by others and we may not, as a result, have the necessary inventory of parts and goods necessary to conduct our operations. We have in the past purchased excess quantities of certain components critical to our product manufacturing, but there is no guarantee that we will be able to follow or continue to follow this practice in the future. As a result, we have had, and may need to continue, to devote additional working capital to support component and raw material inventory purchases that may not be used over a reasonable period to produce saleable products, and we may be required to increase our excess and obsolete inventory reserves to account for these excess quantities, particularly if demand for our products does not meet our expectations. Also, any further delays, shortages or interruptions in the supply of our components or raw materials could further disrupt our operations. If any of these events occur, our results of operations, financial condition and cash flows could be materially adversely affected.

Our ability to balance customer demand and production capacity and increased difficulty in obtaining permanent employee staffing could negatively impact our business.

As customer demand for our products changes, we must be able to adjust our production capacity, including increasing or decreasing our employee workforce, to meet demand. We are continually taking steps to address our manufacturing capacity needs for our products. If we are not able to increase or decrease our production capacity at our targeted rate or if there are unforeseen costs associated with adjusting our capacity levels, our ability to execute our operating plan could be adversely affected.

We have, in the past, experienced difficulty in hiring sufficient permanent employees to support our production demands. This circumstance has resulted in our increased reliance on temporary employee staffing to support our production operations. Temporary employees can be less reliable and require more ongoing training than permanent employees. These factors can adversely affect our operational efficiencies. This situation has also placed a significant burden on our continuing employees, has resulted in higher recruiting expenses as we have sought to recruit and train additional new permanent employees, and introduced increased instability in our operations to the extent responsibilities are reallocated to new or different employees. To the extent that we are unable to effectively hire a sufficient number of permanent employees, and our reliance on temporary staffing continues to increase, our operations and our ability to execute our operating plan could be adversely affected.

Our inability to attract and retain key employees, our reseller network members or manufacturer representative agencies could adversely affect our operations and our ability to execute on our operating plan and growth strategy.

We rely upon the knowledge, experience and skills of key employees throughout our organization, particularly our senior management team, our sales group that requires technical knowledge or contacts in, and knowledge of, the LED industry, and our innovation and engineering team. In addition, our ability to attract talented new employees, particularly in our sales group and our innovation and engineering team, is also critical to our success. We also depend on our distribution channels and network of manufacturer sales representative agencies. If we are unable to attract and retain key employees, resellers, and manufacturer sales representative agencies because of competition or, in the case of employees, inadequate compensation or other factors, our results of operations and our ability to execute our operating plan could be adversely affected.

If our information technology systems security measures are breached or fail, our products may be perceived as not being secure, customers may curtail or stop buying our products, we may incur significant legal and financial exposure, and our results of operations, financial condition and cash flows could be materially adversely affected.

Our information technology systems involve the storage of our confidential information and trade secrets, as well as our customers' personal and proprietary information in our equipment, networks and corporate systems. Security breaches expose us to a risk of loss of this information, litigation and increased costs for security measures, loss of revenue, damage to our reputation and potential liability. Security breaches or unauthorized access may result in a combination of significant legal and financial exposure, increased remediation and other costs, theft and/or unauthorized use or publication of our trade secrets and other confidential business information, damage to our reputation and a loss of confidence in the security of our products, services and networks that could have an adverse effect upon our business. While we take steps to prevent unauthorized access to our corporate systems, because the techniques used to obtain unauthorized access, disable or sabotage systems change frequently or may be designed to remain dormant until a triggering event, we may be unable to anticipate these techniques or implement adequate preventative measures. Further, the risk of a security breach or disruption, particularly through cyber attacks, or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as cyber attacks have become more prevalent and harder to detect and fight against. In addition, hardware, software or applications we procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise network and data security. Any breach or failure of our information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Some of our existing information technology systems are in need of enhancement, updating and replacement. If our information technology systems fail, or if we experience an interruption in their operation, then our business, results of operations and financial condition could be materially adversely affected.

The efficient operation of our business is dependent on our information technology systems, some of which are in need of enhancement, updating and replacement. We rely on these systems generally to manage day-to-day operations, manage relationships with our customers, maintain our research and development data, and maintain our financial and accounting records. The failure of our information technology systems, our inability to successfully maintain, enhance and/or replace our information technology systems, or any compromise of the integrity or security of the data we generate from our information technology systems, could have a material adverse affect on our results of operations, disrupt our business and product development and make us unable, or severely limit our ability, to respond to customer demands. In addition, our information technology systems are vulnerable to damage or interruption from:

- earthquake, fire, flood and other natural disasters;

- employee or other theft;

- attacks by computer viruses or hackers;

- power outages; and

- computer systems, internet, telecommunications or data network failure.

Any interruption of our information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

The success of our business depends upon market acceptance of our energy management products and services.

Our future success depends upon the continued market acceptance of our energy management products and services and obtaining additional project management retrofit contracts, as well as customer orders for new and expanded products and services to supplement our contract with our current single largest customer. If we are unable to convince current and potential new customers of the advantages of our lighting systems and energy management products and services, or our expanded product and services offerings, then our results of operations, financial condition and cash flows will likely be materially adversely affected. In addition, because the market for energy management products and services, as well as potential new customer uses for our products and services, is rapidly evolving, we may not be able to accurately assess the size of the market, and we may have limited insight into trends that may emerge and affect our business. If the market for our lighting systems and energy management products and services, as well as potential new customer uses for our products and services, does not continue to develop as we anticipate, or if the market does not accept our products or services, then our ability to grow our business could be limited and we may not be able to increase our revenue and our results of operations, financial condition and cash flows will likely be materially adversely affected.

We increasingly rely on third-party manufacturers for the manufacture and development of our products and product components.

We have increased our utilization of third-party manufacturers for the manufacture and development of our products and product components. Our results of operations, financial condition and cash flows could be materially adversely affected if our third-party manufacturers were to experience problems with product quality, credit or liquidity issues, or disruptions or delays in their manufacturing process or delivery of the finished products and components or the raw materials used to make such products and components.

Macroeconomic pressures in the markets in which we operate or anticipate operating in the future may adversely affect our financial results.

Geopolitical issues around the world can impact macroeconomic conditions in where we operate and where we anticipate operating in the future and could have a material adverse impact on our financial results. For example, the ultimate impact of the conflict in Ukraine on fuel prices, inflation, the global supply chain and other macroeconomic conditions is unknown and could materially adversely affect global economic growth, disrupting discretionary spending habits and generally decreasing demand for our products and services, including our planned retrofit project in Germany in fiscal 2024. While we do not purchase any of our significant raw materials directly from Russia, it is a significant global producer of fuel, nickel and copper. Disruptions in the markets for those inputs could negatively impact the macroeconomy. We cannot predict the extent or duration of sanctions in response to the conflict in Ukraine, nor can we predict the effects of legislative or other governmental actions or regulatory scrutiny of Russia and Belarus, Russia's other allies or other countries with which Russia has significant trade or financial ties, including China. The conflict in Ukraine may also continue to exacerbate geopolitical tensions globally.

We operate in a highly competitive industry and, if we are unable to compete successfully, our results of operations, financial condition and cash flows will likely be materially adversely affected.

We face strong competition, primarily from manufacturers and distributors of energy management products and services, as well as from ESCOs and electrical contractors. We are also facing increased competition from manufacturers in low-cost countries. We compete primarily on the basis of customer relationships, price, quality, energy efficiency, customer service and marketing support. Our products are in direct competition with the expanding availability of LED products, as well as other technologies in the lighting systems retrofit market.

Many of our competitors are better capitalized than we are and have strong customer relationships, greater name recognition, and more extensive engineering, manufacturing, sales and marketing capabilities. In addition, the LED market has seen increased convergence in recent years, resulting in our competition gaining increased market share and resources. Competitors could focus their substantial resources on developing a competing business model or energy management products or services that may be potentially more attractive to customers than our products or services. In addition, we may face competition from other products or technologies that reduce demand for electricity. Our competitors may also offer energy management products and services at reduced prices in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, or require us to lower our average selling prices in order to remain competitive, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

If we fail to establish and maintain effective internal controls over financial reporting, our business and financial results could be harmed.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our consolidated financial statements or fraud. As of March 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls for fiscal 2023 were designed and operating effectively. However, there can be no assurance that we will not experience a material weakness in our internal control over financial reporting in the future. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud, could result in a restatement of our consolidated financial statements, and could also cause a loss of investor confidence and decline in the market price of our common stock.

The revenue growth of our EV Division ultimately depends on consumers' willingness to adopt electric vehicles in a market which is still in its early stages.

The growth of our EV Division is highly dependent upon the adoption by consumers of EVs, and we are subject to a risk of any reduced demand for EVs. If the market for EVs does not gain broader market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, specifically EVs, include:

- perceptions about EV quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs;

- the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use;

- concerns regarding the stability of the electrical grid;

- improvements in the fuel economy of the internal combustion engine;

- consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive;

- the environmental consciousness of consumers;

- volatility in the cost of oil and gasoline;

- consumers' perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts;

- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

- access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost to charge an EV; and

- the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles.

The influence of any of the factors described above may negatively impact the widespread consumer adoption of EVs, which could materially and adversely affect our EV Division business, operating results, financial condition and prospects.

Our business was, and could again in the future be, negatively impacted by the COVID-19 pandemic.

The COVID-19 pandemic disrupted business, trade, commerce, financial and credit markets in the United States and globally. Our business was adversely impacted by measures taken by customers, suppliers, government entities and others to control the spread of the virus beginning in March 2020, the last few weeks of our fiscal 2020, and continuing most significantly into the second quarter of fiscal 2021. During the third quarter of fiscal 2021, we experienced a rebound in business, with a full quarter of project installations for our largest customer, as well as installations for a new large specialty retail customer, and no significant COVID-19 impacts. However, some customers continue to refrain from awarding new projects and potential future risks remain due to the COVID-19 pandemic. If the COVID-19 pandemic experiences a resurgence in markets recovering from the spread of COVID-19, or if another significant natural disaster or pandemic were to occur in the future, our results of operation would likely be materially adversely affected.

Financial Risks

Our existing liquidity and capital resources may not be sufficient to allow us to effectively pursue our evolving growth strategies, complete potential acquisitions or otherwise fund or sustain our growth initiatives.

Our existing liquidity and capital resources may not be sufficient to allow us to effectively pursue our evolving growth strategies, complete potential acquisitions or otherwise fund or sustain our growth initiatives. If we require additional capital resources, we may not be able to obtain sufficient equity capital and/or debt financing on acceptable terms or conditions, or at all. Factors affecting the availability to us of additional equity capital or debt financing on acceptable terms and conditions, or in sufficient amounts, include:

- Our operating loss in fiscal 2023;

- Our history of operating losses prior to our fiscal 2020;

- Our current and future financial results and condition;

- Our limited collateral availability;

- Our current customer concentration;

- The market's, investors' and lenders' view of our company, industry and products;

- The perception in the equity and debt markets of our ability to execute and sustain our business plan or achieve our operating results expectations; and

- The price, volatility and trading volume and history of our common stock.

Our inability to obtain the equity capital or debt financing necessary to pursue our evolving growth strategy could force us to scale back our growth initiatives or abandon potential acquisitions. If we are unable to pursue our evolving growth strategy and growth initiatives, our results of operations, financial condition and cash flows could be materially adversely affected.

We do not have major sources of recurring revenue and we depend upon a limited number of customers in any given period to generate a substantial portion of our revenue. The reduction of revenue from our prior most significant customer has had, and the loss of other significant customers or a major customer would likely have, a materially adverse effect on our results of operations, financial condition and cash flows.

We do not have any significant long-term contracts with our customers that provide us with recurring revenue from period to period. We currently generate a substantial portion of our revenue by securing large retrofit and multi-facility roll-out projects from new and existing customers. As a result, our dependence on individual key customers can vary from period to period due to the significant size of some of our retrofit and multi-facility roll-out projects. Our top 10 customers accounted for approximately 48.9%, 69.4% and 80.0% respectively, of our total revenue for fiscal 2023, 2022 and 2021. In fiscal 2021, one customer accounted for 56.0% of our total revenue compared to 49.1% in fiscal 2022 and in fiscal 2023, this customer accounted for 16.2% of our total revenue. In fiscal 2024, we expect our customer concentration will continue at the approximate level experienced in fiscal 2023. The reduction in revenue from this customer over the past three fiscal years has had a material adverse effect on our results of operations, financial condition and cash flows. While we continue to try to diversify and expand our customer base, there can be no assurance we will be successful doing so. We expect large retrofit and rollout projects to continue to remain a significant component of our total revenue.

The multi-location master retrofit agreements we have entered into with several of our key customers (including our current largest customer) generally require that the customer issue individual facility location work orders or purchase orders before we may install our products at that location. These master agreements do not guarantee that our key customers will make individual facility location purchases from us and they also generally allow any individual location purchase order or work order to be terminated prior to shipment. As a result, the relative amount and concentration of our revenues may fluctuate year over year and period over period depending on the number of purchase orders or work orders issued by our key customers, which may fluctuate due to factors such as our customers' capital expenditure budgets and general economic conditions. The loss of, or substantial reduction in sales to, any of our significant customers, or a major customer, or the termination or delay of a significant volume of purchase orders by one or more key customers, would likely have a material adverse effect on our results of operations, financial condition and cash flows in any given future period.

Our net operating loss carry-forwards provide a future benefit only if we regain sustained profitability and may be subject to limitation based upon ownership changes.

We have significant federal net operating loss carry-forwards and state net operating loss carry-forwards. If we are unable to regain sustained profitability, we will not be able to fully utilize these tax benefits. Furthermore, generally a change of more than 50% in the ownership of a company's stock, by value, over a three-year period constitutes an ownership change for federal income tax purposes. An ownership change may limit a company's ability to use its net operating loss carry-forwards attributable to the period prior to such change. As a result, our ability to use our net operating loss carry-forwards attributable to the period prior to such ownership change to offset taxable income could be subject to limitations in a particular year, which could potentially result in our increased future tax liability.

We experienced a net loss in fiscal 2023 and, until fiscal 2020, we had a history of losses and negative cash flow. We may be unable to regain sustained profitability and positive cash flows in the future.

We experienced a net loss in fiscal 2023, and prior to fiscal 2020, we experienced net losses and negative cash flows for the prior five fiscal years. There is no guarantee that we will be able to regain or sustain profitability and positive cash flows in the future. Our inability to successfully regain or sustain our profitability and positive cash flows could materially and adversely affect our ability to pursue our evolving strategies and growth initiatives.

Adverse conditions in the global economy have negatively impacted, and could in the future negatively impact, our customers, suppliers and business.

Our operations and financial performance are impacted by worldwide economic conditions. Uncertainty about global economic conditions has contributed to customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors. The occurrence of these circumstances will likely have a material negative effect on demand for our products and services and, accordingly, on our results of operations, financial condition and cash flows. For example, any economic and political uncertainty caused by the United States tariffs imposed on other countries, and any corresponding tariffs from such other countries in response, may negatively impact demand and/or increase the cost for our products and components used in our products.

The new United States administration may pursue a wide range of monetary, regulatory and trade policies, including the continued imposition of the previous United States administration's tariffs on certain imports. Certain sourced finished products and certain of the components used in our products are impacted by tariffs imposed on China imports. Our efforts to mitigate the impact of added costs resulting from these tariffs include a variety of activities, such as sourcing from non-tariff impacted countries and raising prices. If we are unable to successfully mitigate the impacts of these tariffs and other trade policies, our results of operations, financial condition and cash flows may be materially adversely affected.

In addition, global economic and political uncertainty has led many customers to adopt strategies for conserving cash, including limits on capital spending. Our lighting systems are often purchased as capital assets and therefore are subject to our customers' capital availability. Uncertainty around such availability has led customers to delay their purchase decisions, which has elongated the duration of our sales cycles. Weak economic conditions in the past have adversely affected our customers' capital budgets, purchasing decisions and facilities managers and, as a result, have adversely affected our results of operations, financial condition and cash flows. The return to a recessionary state of the global economy could potentially have negative effects on our near-term liquidity and capital resources, including slower collections of receivables, delays of existing order deliveries, postponements of incoming orders and reductions in the number and volume of purchase orders received from key customers as a result of reduced capital expenditure budgets. Our business and results of operations will be adversely affected to the extent these adverse economic conditions affect our customers' purchasing decisions.

We are subject to financial and operating covenants in our credit agreement and any failure to comply with such covenants, or obtain waivers in the event of non-compliance, could limit our borrowing availability under the credit agreement, resulting in our being unable to borrow under our credit agreement and materially adversely impact our liquidity.

Our credit agreement contains provisions that limit our future borrowing availability and sets forth other customary covenants, including certain restrictions on our ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, make investments, pay any dividend or distribution on our stock, redeem, repurchase or retire shares of our stock, or pledge or dispose of assets.

There can be no assurance that we will be able to comply with the financial and other covenants in our credit agreement. Our failure to comply with these covenants could cause us to be unable to borrow under the credit agreement and may constitute an event of default which, if not cured or waived, could result in the acceleration of the maturity of any indebtedness then outstanding under the credit agreement, which would require us to pay all amounts then outstanding. Such an event could materially adversely affect our financial condition and liquidity. Additionally, such events of non-compliance could impact the terms of any additional borrowings and/or any credit renewal terms. Any failure to comply with such covenants may be a disclosable event and may be perceived negatively. Such perception could adversely affect the market price for our common stock and our ability to obtain financing in the future.

Strategic Risks

As we evolve our business strategy to increase our focus on new product and service offerings, including our comprehensive energy management and maintenance services and our IoT, "smart-building," "connected ceilings" and other related technology, software and controls products and services, the nature of our business may be significantly changed, or transformed, and our results of operations, financial condition and cash flows may be materially adversely affected.

Our future growth and profitability are tied in part to our ability to successfully bring to market new and innovative product and service offerings. We have begun to evolve our business strategy to focus on further expanding the nature and scope of our products and services offered to our customers. This further expansion of our products and services includes pursuing projects to develop recurring revenue streams, including beginning to offer lighting, electrical, heating and ventilation, and other energy maintenance services to large customers with numerous locations. Our expansion efforts also involve utilizing control sensor technology to collect data and assisting customers in the digitization of this data, along with other potential services. We have experienced recent success offering our comprehensive energy project management services to national account customers to retrofit their multiple locations. We also plan to pursue the expansion of our IoT "smart-building" and "connected ceiling" and other related technology, software and controls products and services we offer to our customers. We have invested, and plan to continue to invest, significant time, resources and capital into expanding our offerings in these areas with no expectation that they will provide material revenue in the near term and without any assurance they will succeed or be profitable. In fact, these efforts have reduced our profitability, and will likely continue to do so, at least in the near term. Moreover, as we continue to explore, develop and refine new offerings, we expect that market preferences will continue to evolve, our offerings may not generate sufficient interest by end-user customers and we may be unable to compete effectively with existing or new competitors, generate significant revenues or achieve or maintain acceptable levels of profitability.

If we are successful in introducing new product and services offerings, including expanded energy management and maintenance services and products with new technology, software and controls, the nature of our business may significantly change or be transformed away from being principally lighting products focused. Additionally, our experience providing energy maintenance services and technology, software and controls products and services is limited. If we do not successfully execute our strategy or anticipate the needs of our customers, our credibility as a provider of energy maintenance services and technology, software and controls products could be questioned and our prospects for future revenue growth and profitability may never materialize.

As we expand our product and services offerings to new markets, the overall complexity of our business will likely increase at an accelerated rate and we may become subject to different market dynamics. The new markets into which we are expanding, or may expand, may have different characteristics from the markets in which we have historically competed. These different characteristics may include, among other things, rapidly changing technologies, different supply chains, different competitors and methods of competition, new product development rates, client concentrations and performance and compatibility requirements. Our failure to make the necessary adaptations to our business model to address these different characteristics, complexities and new market dynamics could adversely affect our operating results.

Accordingly, if we fail to successfully launch, manage and maintain our evolving business strategy, our future revenue growth and profitability would likely be limited and our results of operations, financial condition and cash flows would likely be materially adversely affected.

Our evolving business strategies may include exploring potential acquisitions, including potential acquisitions that could significantly change, or even transform, the nature of our business. These potential acquisitions could be unsuccessful or consume significant resources, which could materially adversely affect our results of operations, financial condition and cash flows.

We may explore additional potential business acquisitions which could more quickly add expanded and different capabilities to our product and services offerings, including potential acquisitions that could significantly change, or even transform, the nature of our business. There can be no assurance that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Similarly, there can be no assurance that our recently completed acquisitions will be successful. Acquisitions may involve significant cash expenditures, debt incurrence, stock issuances, operating losses and expenses that would otherwise be directed to investments in our existing business and could have a material adverse effect on our financial condition, results of operations and cash flows. To pursue acquisitions and other strategic transactions, we may need to raise additional debt and/or equity capital in the future, which may not be available on acceptable terms, in sufficient amounts or at all. In addition, we may issue new shares of our common stock as consideration in such transactions, which may have a dilutive impact on our existing shareholders and may also result in a reduction in the market price of our shares once those newly issued shares are resold in the market. In addition, acquisitions involve numerous other risks, including:

- the failure of the acquired business to achieve its revenue or profit forecasts;

- the business culture of the acquired business may not match well with our culture;

- our business strategies and focus may change in ways that adversely affect our results of operations;

- technological and product synergies, economies of scale and cost reductions from the acquisition may not occur as expected;

- unforeseen expenses, delays or conditions may result from the acquisition, including required regulatory approvals or consents;

- potential changes may result to our management team and/or board of directors;

- we may acquire or assume unexpected liabilities or be subject to unexpected penalties or other enforcement actions or legal consequences;

- faulty assumptions may be made regarding the macroeconomic environment or the integration process that form a basis for the acquisition;

- unforeseen difficulties, delays and costs may arise in integrating the acquired business's operations, processes and systems;

- higher than expected investments may be required to implement necessary compliance processes and related systems, including information technology systems, accounting systems and internal controls over financial reporting;

- we may fail to retain, motivate and integrate key management and other employees of the acquired business;

- higher than expected costs may arise due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any jurisdiction in which the acquired business conducts its operations;

- we may adversely impact our sales channels and our sales channel partners; and

- we may experience problems in retaining customers and integrating customer bases.

Many of these factors will be outside of our control and any one of them could result in increased costs and reduced profitability, decreases in the amount of expected revenues and diversion of our management's time and attention. They may also delay, decrease or eliminate the realization of some or all of the benefits we anticipate when we enter into the transaction.

Our management team has limited experience in, and limited time to dedicate to, pursuing, negotiating or integrating acquisitions. If we do identify suitable candidates, we may not be able to negotiate or consummate such acquisitions on favorable terms or at all. Any acquisitions we complete may not achieve their initially intended results and benefits, and may be viewed negatively by investors and other stakeholders.

We may undertake acquisitions financed in part through public offerings or private placements of debt or equity securities, including through the new issuance of our common stock or debt securities as consideration in an acquisition transaction. Such acquisition financing could result in dilution to our current shareholders, a decrease in our earnings and/or adversely affect our financial condition, liquidity or other leverage measures.

In addition to committing additional capital resources to complete any acquisitions, substantial additional capital may be required to operate the acquired businesses following their acquisition. Moreover, these acquisitions may result in significant financial losses if the intended objectives of the transactions are not achieved. Some of the businesses we may acquire may have significant operating and financial challenges, requiring significant additional capital commitments to overcome such challenges and adversely affecting our financial condition and liquidity.

Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our continued emphasis on indirect distribution channels to sell our products and services to supplement our direct distribution channels has had limited success to date. If we are unable to attract, incentivize and retain our third-party distributors and sales agents, or our distributors and sales agents do not sell our products and services at the levels expected, our revenues could decline and our costs could increase.

We utilize manufacturer representative sales agencies that sell our products through distributors. Many of these sales agents and distributors are not exclusive, which means that these sales agents and distributors may sell other third-party products and services in direct competition with us. Since many of our competitors use sales agents and distributors to sell their products and services, competition for such agents and distributors is intense and may adversely affect our product pricing and gross margins. Additionally, due to mismanagement, industry trends, macro-economic developments, or other reasons, our sales agents and distributors may be unable to effectively sell our products at the levels desired or anticipated. In addition, we have historically relied on direct sales to sell our products and services, which were often made in competition with sales agents and distributors. In order to attract and form lasting partnerships with sales agents and distributors, we are attempting to overcome our historical perception as a direct sales competitor. As a result, we may have difficulty attracting and retaining sales agents and distributors and any inability to do so could have a negative effect on our ability to attract and obtain customers, which could have an adverse impact on our business.

The success of our business depends upon our adaptation to the quickly changing market conditions in the lighting industry and on market acceptance of our lighting retrofit solutions using LED and control technologies.

The market for lighting products has experienced a significant technology shift to LED lighting systems. In addition, we continue to explore utilizing our system platform as a "connected ceiling" or "smart ceiling", or a framework or network that can support the installation and integration of other business technology or data information solutions on our lighting platform.

As a result, our future success depends significantly upon the adoption rate of LED products within our primary markets, our ability to participate in this ongoing market trend and our ability to expand into complementary markets. To be an effective participant in the LED market, we must keep up with the evolution of LED and related technologies, which continue to move at a fast pace. We may be unable to successfully develop and market new products or services that keep pace with technological or industry changes, differentiate ourselves from our competition, satisfy changes in customer demands or comply with present or emerging government and industry regulations and technology standards. The development and introduction of new products and services may result in increased warranty expenses and other new product and services introduction expenses. In addition, we will likely continue to incur substantial costs to research and develop new products and services, which will increase our expenses, without guarantee that our new products and services will be commercially viable. We may also spend time and resources to develop and release new products and services only to discover that a competitor has also introduced similar new products and services with superior performance, at a lower price or on better delivery terms. Moreover, if new sources of lighting or lighting-based solutions are developed, our current products and technologies could become less competitive or obsolete, which could result in reduced revenue, reduced earnings or increased losses, and/or inventory and other impairment charges.

Finally, in connection with our historical primary focus on selling our LED products, we expect our results of operations to continue to fluctuate from quarter to quarter to the extent that customers delay purchasing decisions as they evaluate their return on investment from purchasing LED products compared to alternative lighting solutions, the pricing of LED products continues to fall and LED products continue to gain more widespread customer acceptance. Similarly, these circumstances have adversely impacted, and may continue to adversely impact, our product gross margins and our profitability from quarter to quarter.

If we are unable to achieve market acceptance of our lighting retrofit solutions using LED technologies and our system platform as a "connected ceiling" or "smart ceiling" or realize the expected benefits from our focus on promoting new products and services, our results of operations, financial condition and cash flows will likely be materially adversely affected.

Our financial performance is dependent on our ability to achieve growth in our average selling price of our products.

The gross margins of our products can vary significantly, with margins ranging from 10% to 50%. While we continue to implement our strategy of transitioning to higher-margin products and reducing the material cost of our products, a change in the total mix of our sales toward lower margin products, a decrease in the margins on our products as a result of competitive pressures driving down the average selling price of our products, lower sales volumes, and promotional programs to increase sales volumes could reduce our profitability and result in a material adverse effect on our results of operations, financial condition and cash flows. Furthermore, the average selling price of our products has been, and may be further, negatively impacted by market over-supply conditions, product feature cannibalization by competitors or component providers, low-cost non-traditional sales methods by new market entrants, and comparison of our retrofit fixture products with replacement lamp equivalents. While we have previously implemented general price increases applicable to many new product orders, there is no assurance that such price increases will be accepted by our customers or succeed in increasing the average selling price of our products. In our highly competitive lighting industry, we must be able to innovate and release new products on a regular basis with features and benefits that generate increases in our average selling price and average gross margin. There can be no assurance we will be successful in achieving these goals.

The success of our LED lighting retrofit solutions depends, in part, on our ability to claim market share away from our competitors. If we are unable to expand our customer base and increase sales in our targeted markets, our results of operations, financial condition and cash flows will likely be materially adversely affected.

Participants in the LED market who are able to quickly establish customer relationships and achieve market penetration are likely to gain a competitive advantage as the lighting retrofit solutions offered by us and our competitors generally have a product life of several years following installation. If we are unable to broaden our customer base and achieve greater market penetration in the LED market in a timely manner, we may lose the opportunity to market our LED products and services to significant portions of the lighting systems retrofit market for several years and may be at a disadvantage in securing future business opportunities from customers that have previously established relationships with one or more of our competitors. These circumstances could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, as we continue to seek to expand our customer base within our national account, agent and ESCO sales channels, our success will depend, in part, on our ability to attract and retain talent to execute on our sales model. If we are unable to attract and retain sufficient talent, we may be unable to broaden our customer base, which will adversely affect our results of operations, financial condition and cash flows.

Legal, Regulatory and Compliance Risks

Our retrofitting process frequently involves responsibility for the removal and disposal of components containing hazardous materials.

When we retrofit a customer's facility, we typically assume responsibility for removing and disposing of its existing lighting fixtures. Certain components of these fixtures typically contain trace amounts of mercury and other hazardous materials. Older components may also contain trace amounts of polychlorinated biphenyls, or PCBs. We currently rely on contractors to remove the components containing such hazardous materials at the customer job site. The contractors then arrange for the disposal of such components at a licensed disposal facility. Failure by such contractors to remove or dispose of the components containing these hazardous materials in a safe, effective and lawful manner could give rise to liability for us, or could expose our workers or other persons to these hazardous materials, which could result in claims against us which may have a material adverse effect on our results of operations, financial condition and cash flows.

Government tariffs and other actions may adversely affect our business.

The United States government has, from time to time, implemented various monetary, regulatory, and trade importation restraints, penalties, and tariffs. Certain sourced finished products and certain of the components used in our products have been impacted by tariffs imposed on China imports. Our efforts to mitigate the impact of added costs resulting from these government actions include a variety of activities, such as sourcing from non-tariff impacted countries and raising prices. If we are unable to successfully mitigate the impacts of these tariffs and other trade policies, our results of operations may be adversely affected. Any future policy changes that may be implemented by the current or future United States administration could have a negative consequence on our financial performance.

The reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of LEDs over some traditional lighting technologies could cause the growth in demand for our products to slow, which could have a material adverse affect on our results of operations, financial condition and cash flows.

Reductions in (including as a result of any budgetary constraints), or the elimination of, government investment and favorable energy policies designed to accelerate the adoption of LED lighting could result in decreased demand for our products and adversely affect our results of operations, financial condition and cash flows. Further, if our products fail to qualify for any financial incentives or rebates provided by governmental agencies or utilities for which our competitors' products qualify, such programs may diminish or eliminate our ability to compete by offering products at lower prices than ours.

Changes in government budget priorities and political gridlock, and future potential government shutdown, could negatively impact our results of operations, financial condition and cash flows.

Actual and perceived changes in governmental budget priorities, and future potential government shutdowns, could adversely affect our results of operations, financial condition and cash flows. Certain government agencies purchase certain products and services directly from us. When the government changes budget priorities, such as in times of war, financial crisis, or a changed administration, or reallocates spending to areas unrelated to our business, our results of operations, financial condition and cash flows can be negatively impacted. For example, demand and payment for our products and services may be affected by public sector budgetary cycles, funding authorizations or rebates. Funding reductions or delays, including delays caused by political gridlock, and future potential government shutdowns, could negatively impact demand and payment for our products and services. If any of these events occur, our results of operations, financial condition and cash flows could be materially adversely affected.

Product liability claims could adversely affect our business, results of operations and financial condition.

We face exposure to product liability claims in the event that our energy management products fail to perform as expected or cause bodily injury or property damage. Since virtually all of our products use electricity, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Particularly because our products often incorporate new technologies or designs, we cannot predict whether or not product liability claims will be brought against us in the future or result in negative publicity about our business or adversely affect our customer relations. Moreover, we may not have adequate resources in the event of a successful claim against us. A successful product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations, financial condition and cash flows.

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our results of operations, financial condition and cash flows or result in the loss of use of the related product or service.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as employee and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our results of operations, financial condition and cash flows.

We own United States patents and patent applications for some of our products, systems, business methods and technologies. We offer no assurance about the degree of protection which existing or future patents may afford us. Likewise, we offer no assurance that our patent applications will result in issued patents, that our patents will be upheld if challenged, that competitors will not develop similar or superior business methods or products outside the protection of our patents, that competitors will not infringe upon our patents, or that we will have adequate resources to enforce our patents. Effective protection of our United States patents may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. In addition, because some patent applications are maintained in secrecy for a period of time, we could adopt a technology without knowledge of a pending patent application, and such technology could infringe a third party's patent.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise learn of our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our company and our products and services from our competitors. Some of our trademarks may conflict with trademarks of other companies. Failure to obtain trademark registrations could limit our ability to protect our trademarks and impede our sales and marketing efforts. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

In addition, third parties may bring infringement and other claims that could be time-consuming and expensive to defend. Also, parties making infringement and other claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement against us, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe upon existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, services and business methods and require us to redesign or, in the case of trademark claims, re-brand our company or products, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

The cost of compliance with environmental laws and regulations and any related environmental liabilities could adversely affect our results of operations, financial condition and cash flows.

Our operations are subject to federal, state and local laws and regulations governing, among other things, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage, transportation, treatment and disposal of, and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. These laws and regulations frequently change, and the violation of these laws or regulations can lead to substantial fines, penalties and other liabilities. The operation of our manufacturing facility entails risks in these areas and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect our results of operations, financial condition and cash flows.

Risks Related to Our Common Stock

We expect our quarterly revenue and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our common stock could decline substantially, and we could become subject to securities litigation.

Our quarterly revenue and operating results have fluctuated in the past and will likely vary from quarter to quarter in the future. Our results for any particular quarter are not an indication of our future performance. Our revenue and operating results may fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline substantially. If the price of our common stock is volatile or falls significantly below our current price, we may be the target of securities litigation. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs, management's attention could be diverted from the operation of our business, and our reputation could be damaged, which could adversely affect our results of operations, financial condition and cash flows.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will continue to depend, in part, on the research reports that securities or industry analysts publish about us and our peer group companies. If these analysts do not continue to provide adequate research coverage or if one or more of the analysts who covers us downgrades our stock, lowers our stock's price target or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The price of our common stock has been, and may continue to be, volatile.

Historically, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will continue to be volatile in the future. The trading price of our common stock has ranged from $1.45 to $2.94 per share during the period from April 1, 2022 to March 31, 2023. The market price of our common stock could be impacted due to a variety of factors, including:

- actual or anticipated fluctuations in our operating results or our competitors' operating results;

- actual or anticipated changes in the growth rate of the general LED lighting industry, our growth rates or our competitors' growth rates;

- conditions in the financial markets in general or changes in general economic conditions, including government efforts to mitigate the severe economic downturn resulting from the COVID-19 pandemic;

- novel and unforeseen market forces and trading strategies, such as the massive short squeeze rally caused by retail investors and social media activity affecting companies such as GameStop Corp.;

- actual or anticipated changes in governmental regulation, including taxation and tariff policies;

- interest rate or currency exchange rate fluctuations;

- our ability to forecast or report accurate financial results; and

- changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

In addition, due to one or more of the foregoing factors in one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In the event any of the foregoing occur, the market price of our common stock could be highly volatile and may materially decline

The market price of our common stock could be adversely affected by future sales of our common stock in the public market by us or our executive officers and directors.

We and our executive officers and directors may from time to time sell shares of our common stock in the public market or otherwise. We cannot predict the size or the effect, if any, that future sales of shares of our common stock by us or our executive officers and directors, or the perception of such sales, will have on the market price of our common stock.

We are not currently paying dividends on our common stock and will likely continue not paying dividends for the foreseeable future.

We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the continued development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our existing revolving credit agreement restrict the payment of cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions and other factors that our board of directors deems relevant. The restrictions on, and decision not to, pay dividends on our common stock may impact our ability to attract certain investors and raise funds, if necessary, in the capital markets.

Anti-takeover provisions included in the Wisconsin Business Corporation Law, provisions in our amended and restated articles of incorporation or bylaws and the common share purchase rights that accompany shares of our common stock could delay or prevent a change of control of our company, which could adversely impact the value of our common stock and may prevent or frustrate attempts by our shareholders to replace or remove our current board of directors or management.

A change of control of our company may be discouraged, delayed or prevented by certain provisions of the Wisconsin Business Corporation Law. These provisions generally restrict a broad range of business combinations between a Wisconsin corporation and a shareholder owning 15% or more of our outstanding common stock. These and other provisions in our amended and restated articles of incorporation, including our staggered board of directors and our ability to issue "blank check" preferred stock, as well as the provisions of our amended and restated bylaws and Wisconsin law, could make it more difficult for shareholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including to delay or impede a merger, tender offer or proxy contest involving our company or result in a lower price per share paid to our shareholders.

In addition, our employment arrangements with senior management provide for severance payments and accelerated vesting of benefits, including accelerated vesting of stock options and restricted stock awards, upon a change of control and a subsequent qualifying termination. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby adversely affecting the market price of our common stock. These provisions may also discourage or prevent a change of control or result in a lower price per share paid to our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our approximately 266,000 square foot manufacturing and distribution facility located in Manitowoc, Wisconsin. On January 31, 2020, we entered a new lease for the facility with a ten-year term, and an option to terminate after six years.

We own our approximately 70,000 square foot technology center and corporate headquarters adjacent to our leased Manitowoc manufacturing and distribution facility, of which we sub-lease a portion to third parties. We also lease approximately 10,500 square feet of office space in Jacksonville, Florida, 5,375 square feet in Lawrence, Massachusetts and 9,180 square feet of office space in Pewaukee, Wisconsin.

The Manitowoc and Jacksonville facilities noted above are utilized by all our business segments, the Lawrence facility by our EV Division and the Pewaukee facility by our Orion Services Group Division.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and legal proceedings arising in the ordinary course of business. As of the date of this report, we do not believe that the final resolution of any of such claims or legal proceedings would have a material adverse effect on our future results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our common stock are traded on the NASDAQ Capital Market under the symbol "OESX".

Shareholders

As of May 31, 2023, there were approximately 160 record holders of the 32,295,408 outstanding shares of our common stock. The number of record holders does not include shareholders for whom shares are held in a "nominee" or "street" name.

Dividend Policy

We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing credit agreement restrict the payment of cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions (including those under our loan agreements) and other factors that our board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The following table represents shares outstanding under our 2004 Stock and Incentive Awards Incentive Plan, and our 2016 Omnibus Incentive Plan as of March 31, 2023.

	Equity Compensation Plan Information		
Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Shares	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuances Under the 2016 Omnibus Incentive Plan Plans (1)
Equity Compensation plans approved by security holders	816,590	$ 2.41	545,146
Equity Compensation plans not approved by security holders	—	—	—
Total	816,590	$ 2.41	545,146

(1)   Excludes shares reflected in the column titled "Number of Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Shares".

Issuer Purchase of Equity Securities

We did not purchase shares of our common stock during the fiscal year ended March 31, 2023.

Unregistered Sales of Securities

We did not make any unregistered sales of our common stock during the year ended March 31, 2023 that were not previously disclosed in a Quarterly Report on Form 10-Q or a current report on Form 8-K during such period.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes included in this Annual Report on Form 10-K for the fiscal year ended March 31, 2023. See also "Forward-Looking Statements" and Item 1A "Risk Factors".

Overview

We provide state-of-the-art light emitting diode ("LED") lighting systems, wireless Internet of Things ("IoT") enabled control solutions, project engineering, energy project management design and maintenance services and electric vehicle ("EV") charging infrastructure solutions. We help our customers achieve their sustainability, energy savings and carbon footprint reduction goals through innovative technology and exceptional service. We research, design, develop, manufacture, market, sell, install, and implement energy management systems consisting primarily of high-performance, energy-efficient commercial and industrial interior and exterior LED lighting systems and related services. Our products are targeted for applications in primary market segments: commercial office and retail, area lighting, industrial applications and government, although we do sell and install products into other markets. Our services consist of turnkey installation and system maintenance. Virtually all of our sales occur within North America.

Our lighting products consist primarily of LED lighting fixtures, many of which include IoT enabled control systems. Our principal lighting customers include large national account end-users, federal and state government facilities, large regional account end-users, electrical distributors, electrical contractors and energy service companies ("ESCOs"). Currently, most of our lighting products are manufactured at our leased production facility located in Manitowoc, Wisconsin, although as the LED and related IoT market continues to evolve, we are increasingly sourcing products and components from third parties in order to provide versatility in our product development.

We differentiate ourselves from our competitors through offering comprehensive project management services to national account customers to retrofit their multiple locations. Our comprehensive services include initial site surveys and audits, utility incentive and government subsidy management, engineering design, and project management from delivery through to installation and controls integration. In addition, we began to offer lighting and electrical maintenance services in fiscal 2021 which enables us to support a lifetime business relationship with our customer (which we call "Customers for Life"). We completed the acquisition of Voltrek on October 5, 2022, which is intended to further expand our turnkey services capabilities as well as capitalize on the rapidly growing market for EV charging solutions. We completed the Stay-Lite Lighting acquisition on January 1, 2022, which is intended to further expand our maintenance services capabilities.

We believe the market for LED lighting products and related controls continues to grow. Due to their size and flexibility in application, we also believe that LED lighting systems can address opportunities for retrofit applications that cannot be satisfied by other lighting technologies. Our LED lighting technologies have become the primary component of our revenue as we continue to strive to be a leader in the LED market.

In fiscal 2022, we continued to successfully capitalize on our capability of being a full service, turn-key provider of LED lighting and controls systems with design, build, installation and project management services, as we continued a very large project for a major national account. As a result of this success, we have begun to evolve our business strategy to focus on further expanding the nature and scope of our products and services offered to our customers. This further expansion of our products and services includes pursuing projects to develop recurring revenue streams, including providing lighting and electrical maintenance services and utilizing control sensor technology to collect data and assisting customers in the digitization of this data, along with other potential services. We also are pursuing the expansion of our IoT, "smart-building" and "connected ceiling" and other related technology, software and controls products and services that we offer to our customers. While we currently intend to primarily pursue these expansion strategies organically, we also may explore potential additional business acquisitions, like our acquisition of Stay-Lite Lighting and Voltrek, which have more quickly added these types of expanded and different capabilities to our product and services offerings.

We generally do not have long-term contracts with our customers for product or turnkey services that provide us with recurring annual revenue. However, our maintenance services contracts usually consist of multi-year arrangements. We typically generate substantially all of our revenue from sales of lighting and control systems and related services to governmental, commercial and industrial customers on a project-by-project basis. We also perform work under master services or product purchasing agreements with major customers with sales completed on a purchase order basis. In addition, in order to provide quality and timely service under our multi-location master retrofit agreements we are required to make substantial working capital expenditures and advance inventory purchases that we may not be able to recoup if the agreements or a substantial volume of purchase orders under the agreements are delayed or terminated. The loss of, or substantial reduction in sales to, any of our significant customers, or our current single largest customer, or the termination or delay of a significant volume of purchase orders by one or more key customers, could have a material adverse effect on our results of operations in any given future period.

We typically sell our lighting systems in replacement of our customers' existing fixtures. We call this replacement process a "retrofit". We frequently engage our customer's existing electrical contractor to provide installation and project management services. We also sell our lighting systems on a wholesale basis, principally to electrical distributors and ESCOs to sell to their own customer bases.

The gross margins of our products can vary significantly depending upon the types of products we sell, with margins typically ranging from 10% to 50%. As a result, a change in the total mix of our sales among higher or lower margin products can cause our profitability to fluctuate from period to period.

Our fiscal year ends on March 31. We refer to our just completed fiscal year, which ended on March 31, 2023, as "fiscal 2023", and our prior fiscal years which ended on March 31, 2022 and March 31, 2021 as "fiscal 2022" and "fiscal 2021", respectively. Our fiscal first quarter of each fiscal year ends on June 30, our fiscal second quarter ends on September 30, our fiscal third quarter ends on December 31 and our fiscal fourth quarter ends on March 31.

Reportable segments are components of an entity that have separate financial data that the entity's chief operating decision maker ("CODM") regularly reviews when allocating resources and assessing performance. Our CODM is our chief executive officer. We have four reportable segments: Orion Services Group Division ("OSG"), Orion Distribution Services Division ("ODS"), Orion U.S. Markets Division ("USM") and Orion Electric Vehicle Charging Division ("EV Division").

Selected Financial Data

The selected historical consolidated financial data are not necessarily indicative of future results.

		Fiscal Year Ended March 31,							
		2023		2022		2021		2020	2019
		(in thousands, except per share amounts)							
Consolidated statements of operations data:									
Product revenue	$	57,210	$	91,889	$	87,664	$	113,352 $	56,261
Service revenue		20,173		32,494		29,176		37,489	9,493
Total revenue		77,383		124,383		116,840		150,841	65,754
Cost of product revenue (1) (2) (7)		42,979		65,249		63,233		83,588	44,111
Cost of service revenue (1) (3) (7)		16,893		25,222		23,483		30,130	7,091
Total cost of revenue		59,872		90,471		86,716		113,718	51,202
Gross profit		17,511		33,912		30,124		37,123	14,552
General and administrative expenses (1) (4) (7)		19,487		11,680		11,262		11,184	10,231
Acquisition related costs		765		512		—		—	—
Sales and marketing expenses (1) (5) (7)		11,392		11,628		10,341		11,113	9,104
Research and development expenses (1) (7)		1,852		1,701		1,685		1,716	1,374
(Loss) income from operations		(15,985)		8,391		6,836		13,110	(6,157)
Other income		—		1		56		28	80
Interest expense		(339)		(80)		(127)		(279)	(493)
Amortization of debt issue costs		(73)		(62)		(157)		(243)	(101)
Loss on debt extinguishment		—		—		(90)		—	—
Dividend and interest income		34		—		—		5	11
(Loss) income before income tax		(16,363)		8,250		6,518		12,621	(6,660)
Income tax expense (benefit) (6)		17,978		2,159		(19,616)		159	14
Net (loss) income	$	(34,341) $		6,091 $		26,134 $		12,462 $	(6,674)
Net (loss) income per share attributable to common shareholders:									
Basic	$	(1.08) $		0.20 $		0.85 $		0.41 $	(0.23)
Diluted	$	(1.08) $		0.19 $		0.83 $		0.40 $	(0.23)
Weighted-average shares outstanding:									
Basic		31,704		31,018		30,635		30,105	29,430
Diluted		31,704		31,295		31,304		30,965	29,430

(1)   Includes stock-based compensation expense recognized under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, as follows:

		Fiscal Year Ended March 31,							
		2023		2022		2021		2020	2019
		(in thousands)							
Cost of product revenue	$	4	$	5	$	4	$	3 $	2
Cost of service revenue		—		—		—		(1)	3
General and administrative expenses		1,596		793		716		576	764
Sales and marketing expenses		8		12		29		38	54
Research and development expenses		4		3		4		2	2
Total stock-based compensation expense	$	1,612	$	813	$	753	$	618 $	825

(2)   Fiscal 2020 includes expenses of $0.1 million related to restructuring.

(3)   Fiscal 2020 includes expenses of $0.1 million related to restructuring.

(4)   Fiscal 2020 includes expenses of $28 thousand related to restructuring.

(5)   Fiscal 2020 includes expenses of $0.2 million related to restructuring.

(6)   Fiscal 2021 includes tax benefit of $20.9 million related to the release of the valuation allowance on deferred tax assets. Fiscal 2023 includes tax expense of $17.8 million related to the recording of the valuation allowance on deferred tax assets.

(7)   Fiscal 2022 includes an offset to payroll expenses of $1.6 million related to the anticipated employee retention payroll tax credit ("payroll tax credit"), as expanded and extended by the American Rescue Plan Act of 2021, as follows:

	Fiscal Year Ended March 31, 2022
	(in thousands)
Cost of product revenue	$ 649
Cost of service revenue	144
General and administrative expenses	273
Sales and marketing expenses	416
Research and development expenses	105
Total payroll tax credit	$ 1,587

Fiscal 2024 Outlook

In fiscal 2024, we plan on focusing on the following initiatives:

Executing and marketing our turnkey LED retrofit capabilities to large national account customers. We believe one of our competitive advantages is our ability to deliver full turnkey LED lighting project capabilities. These turnkey services were the principal reason we achieved significant recent revenue growth as we executed on our commitment to retrofit multiple locations for a major national account customer. Our success in the national account market segment centers on our turnkey design, engineering, manufacturing and project management capabilities, which represent a very clear competitive advantage for us among large enterprises seeking to benefit from the illumination benefits and energy savings of LED lighting across locations nationwide. We believe one of our competitive advantages is that we are organized to serve every step of a custom retrofit project in a comprehensive, non-disruptive and timely fashion, from custom fixture design and initial site surveys to final installations. We are also able to help customers deploy state-of-the-art control systems that provide even greater long-term value from their lighting system investments.

Looking forward, we are focused on continuing to successfully execute on existing national account opportunities while also actively pursuing new national account opportunities that leverage our customized, comprehensive turnkey project solutions, and expanding our addressable market with high-quality, basic lighting systems to meet the needs of value-oriented customer segments served by our other market channels. Given our compelling value proposition, capabilities and focus on customer service, we are optimistic about our business prospects and working to build sales momentum with existing and new customers.

Continued Product Innovation. We continue to innovate, developing lighting fixtures and features that address specific customer requirements, while also working to maintain a leadership position in energy efficiency, smart product design and installation benefits. For interior building applications, we recently expanded our product line to include a family of ceiling air movement solutions, some of which incorporate LED lighting and others which utilize ultraviolet C light waves to kill viruses, bacteria and germs. We also continue to deepen our capabilities in the integration of smart lighting controls. Orion is launching a new line of exterior products in FY'24 Q2 designed to increase sales and market share in the application market. Our goal is to provide state-of-the-art lighting products with modular plug-and-play designs to enable lighting system customization from basic controls to advanced IoT capabilities.

Leverage of our Smart Lighting Systems to Support Internet of Things Applications. We believe we are ideally positioned to help customers to efficiently deploy new IoT controls and applications by leveraging the "Smart Ceiling" capabilities of their Orion solid state lighting system. IoT capabilities can include the management and tracking of facilities, personnel, resources and customer behavior, driving both sales and lowering costs. As a result, these added capabilities provide customers an even greater return on investment from their lighting system and make us an even more attractive partner. We plan to pursue the expansion of our IoT, "smart-building" and "connected ceiling" and other related technology, software and controls products and services that we offer to our customers. While we intend to pursue these expansion strategies organically, we also are actively exploring potential business acquisitions which would more quickly add these types of expanded and different capabilities to our product and services offerings.

Increase our Maintenance Service Offerings. We believe we can leverage our construction management process expertise to develop a high-quality, quick-response, multi-location maintenance service offering. Our experience with large national customers and our large installed base of fixtures positions us well to extend a maintenance offering to historical customers, as well as to new customers.

Development of this recurring revenue stream is making progress and we believe there is significant market opportunity. In fiscal 2021, we began providing energy maintenance services, and, on January 1, 2022, we completed the acquisition of Stay-Lite Lighting. The acquisition of Stay-Lite Lighting is intended to further increase our energy maintenance services capabilities.

Support success of our ESCO and agent-driven distribution sales channels. We continue to focus on building our relationships and product and sales support for our ESCO and agent driven distribution channels. These efforts include an array of product and sales training efforts as well as the development of new products to cater to the unique needs of these sales channels.

Grow EV Charging Installation Business. We acquired Voltrek, a turnkey EV charging installation business, in fiscal 2023. We believe there are significant growth opportunities in Voltrek's existing east coast geographic market, as well as on a national basis. We plan to focus our growth plans on maximizing the initial positive momentum realized in fiscal 2023 from our Voltrek acquisition and on cross selling our EV charging solutions into our historical market channels and customers.

Recent Acquisitions

Acquisition of Voltrek

Effective on October 5, 2022, we acquired all of the outstanding membership interests of Voltrek LLC, a leading electric vehicle charging company that provides turnkey installation solutions with ongoing support to all commercial verticals. The initial purchase price consisted of $5.0 million cash and $1.0 million of stock. We will also pay an additional $3.0 million based on Voltrek's performance in fiscal 2023 and could pay up to an additional $3.5 million and $7.15 million in compensatory consideration if Voltrek exceeds certain earnings targets in fiscal 2024 and 2025, respectively. The acquisition was funded from existing cash and credit resources and has been operating as Voltrek, a division of Orion Energy Systems.

Acquisition of Stay-Lite Lighting

Effective on January 1, 2022, we acquired all of the issued and outstanding capital stock of Stay-Lite Lighting, a nationwide lighting and electrical maintenance service provider, for a cash purchase price of $4.0 million. The acquisition was funded from existing cash resources. Stay-Lite Lighting has been operating as Stay-Lite, an Orion Energy Systems business. The acquisition accelerates the growth of our maintenance services offerings through our Orion Services Group, which provides lighting and electrical services to customers. Our fiscal 2023 results included a full year of operations of Stay-Lite Lighting.

Replacing Reduced Revenue from Primary Customer

In fiscal 2023, one customer accounted for 16.2% of our total revenue. In fiscal 2022, that same customer accounted for 49.1% of our total revenue, and in fiscal 2021, this same customer accounted for 56.0% of our total revenue. In fiscal 2024, we expect that our customer concentration will continue at the approximate level experienced in fiscal 2023. We continue to attempt to diversify our customer base by expanding our reach to national accounts, ESCOs, the agent driven distribution channel, lighting maintenance customers and the EV market, in order to replace this reduced level of revenue from our prior most significant customer.

Results of Operations: Fiscal 2023 versus Fiscal 2022

The following table sets forth the line items of our consolidated statements of operations and as a relative percentage of our total revenue for each applicable period, together with the relative percentage change in such line item between applicable comparable periods (in thousands, except percentages):

		Fiscal Year Ended March 31,			
	2023	**2022**		**2023**	**2022**
			% Change	**% of Revenue**	**% of Revenue**
	Amount	**Amount**			
Product revenue	$ 57,210	$ 91,889	(37.7)%	73.9%	73.9%
Service revenue	20,173	32,494	(37.9)%	26.1%	26.1%
Total revenue	77,383	124,383	(37.8)%	100.0%	100.0%
Cost of product revenue	42,979	65,249	(34.1)%	55.5%	52.5%
Cost of service revenue	16,893	25,222	(33.0)%	21.8%	20.3%
Total cost of revenue	59,872	90,471	(33.8)%	77.4%	72.7%
Gross profit	17,511	33,912	(48.4)%	22.6%	27.3%
General and administrative expenses	19,487	11,680	66.8%	25.2%	9.4%
Acquisition related costs	765	512	49.4%	1.0%	0.4%
Sales and marketing expenses	11,392	11,628	(2.0)%	14.7%	9.3%
Research and development expenses	1,852	1,701	8.9%	2.4%	1.4%
(Loss) income from operations	(15,985)	8,391	NM	(20.7)%	6.7%
Other income	—	1	NM	0.0%	0.0%
Interest expense	(339)	(80)	(323.8)%	(0.4)%	(0.1)%
Amortization of debt issue costs	(73)	(62)	(17.7)%	(0.1)%	(0.0)%
(Loss) income before income tax	(16,363)	8,250	NM	(21.1)%	6.6%
Income tax expense	17,978	2,159	NM	23.2%	1.7%
Net (loss) income	$ (34,341)	$ 6,091	NM	(44.4)%	4.9%

* NM = Not Meaningful

Revenue, Cost of Revenue and Gross Margin. Product revenue decreased by 37.7%, or $34.7 million, for fiscal 2023 versus fiscal 2022. Service revenue decreased by 37.9%, or $12.3 million, for fiscal 2023 versus fiscal 2022. The decrease in product revenue was primarily due to the completion of a significant project for our largest customer and delays in the commencement of certain projects partially offset by revenue associated with the Stay-Lite and Voltrek acquisitions. The decrease in service revenue was primarily due to the completion of the significant project for our largest customer partially offset by revenue association with the acquisition of Stay-Lite and Voltrek. Cost of product revenue decreased by 34.1%, or $22.3 million, in fiscal 2023 versus the comparable period in fiscal 2022. Cost of service revenue decreased by 33.0%, or $8.3 million, in fiscal 2023 versus fiscal 2022. The decreases were primarily because of decreases in revenue described above. Gross margin decreased to 22.6% of revenue in fiscal 2023 from 27.3% in fiscal 2022, due primarily to lower absorption of fixed costs on reduced revenue volume.

Operating Expenses

General and Administrative. General and administrative expenses increased 66.8%, or $7.8 million, in fiscal 2023 compared to fiscal 2022. This comparative increase was primarily due to the acquisition of Stay-Lite Lighting and Voltrek, which included $4.0 million for compensatory Voltrek earn-out payments. In addition, there were lower employment costs in fiscal 2022 as a result of COVID-19 related actions and the payroll tax credit.

Acquisition Related Costs. In fiscal 2023, we incurred acquisition costs of $0.8 million, primarily relating to the Voltrek acquisition. In fiscal 2022, we incurred acquisition expenses of $0.5 million relating to the acquisition of Stay-Lite Lighting.

Sales and Marketing. Our sales and marketing expenses decreased 2.0%, or $0.2 million, in fiscal 2023 compared to fiscal 2022. The decrease was primarily due to an decrease in commission expense on lower sales partially offset by expenses associated with the Stay-Lite Lighting and Voltrek businesses.

Research and Development. Research and development expenses increased 8.9%, or $0.2 million, in fiscal 2023 compared to fiscal 2022 .

Interest Expense. Interest expense in fiscal 2023 increased by $0.2 million to $0.3 million primarily because of higher borrowings on Orion's credit facility and increased third party financing costs related to the sale of receivables.

Income Taxes. In fiscal 2023, we recognized tax expense of $18.0 million. In fiscal 2022, we recognized tax expense of $2.2 million. The fiscal 2023 expense was driven by a $17.8 million non-cash charge to increase the valuation allowance on a significant portion of our deferred tax assets. This resulted in substantially and disproportionately decreasing our reported net income and our earnings per share compared to our operating results. Historical and future comparisons to these amounts are not, and will not be, indicative of actual profitability trends for our business. Our fiscal 2022 income tax provision reflects a more normalized effective income tax rate. We do not expect to remit significant cash taxes for the next several years.

Results of Operations: Fiscal 2022 versus Fiscal 2021

The following table sets forth the line items of our consolidated statements of operations and as a relative percentage of our total revenue for each applicable period, together with the relative percentage change in such line item between applicable comparable periods (in thousands, except percentages):

	Fiscal Year Ended March 31,				
	2022	2021		2022	2021
			%	% of	% of
	Amount	Amount	Change	Revenue	Revenue
Product revenue	$ 91,889	$ 87,664	4.8%	73.9%	75.0%
Service revenue	32,494	29,176	11.4%	26.1%	25.0%
Total revenue	124,383	116,840	6.5%	100.0%	100.0%
Cost of product revenue	65,249	63,233	3.2%	52.5%	54.1%
Cost of service revenue	25,222	23,483	7.4%	20.3%	20.1%
Total cost of revenue	90,471	86,716	4.3%	72.7%	74.2%
Gross profit	33,912	30,124	12.6%	27.3%	25.8%
General and administrative expenses	11,680	11,262	3.7%	9.4%	9.6%
Acquisition related costs	512	—	NM	0.4%	0.0%
Sales and marketing expenses	11,628	10,341	12.4%	9.3%	8.9%
Research and development expenses	1,701	1,685	0.9%	1.4%	1.4%
Income from operations	8,391	6,836	22.7%	6.7%	5.9%
Other income	1	56	(98.2)%	0.0%	0.0%
Interest expense	(80)	(127)	37.0%	(0.1)%	(0.1)%
Amortization of debt issue costs	(62)	(157)	60.5%	(0.0)%	(0.1)%
Loss on debt extinguishment	—	(90)	NM	0.0%	(0.1)%
Income before income tax	8,250	6,518	26.6%	6.6%	5.6%
Income tax expense (benefit)	2,159	(19,616)	NM	1.7%	(16.8)%
Net income	$ 6,091	$ 26,134	(76.7)%	4.9%	22.4%

* NM = Not Meaningful

Revenue, Cost of Revenue and Gross Margin. Product revenue increased by 4.8%, or $4.2 million, for fiscal 2022 versus fiscal 2021. Service revenue increased by 11.4%, or $3.3 million, for fiscal 2022 versus fiscal 2021. The increase in product revenue was primarily due to multiple projects put on hold in the prior year as a result of COVID-19. The increase in service revenue was primarily due to the acquisition of Stay-Lite Lighting. Cost of product revenue increased by 3.2%, or $2.0 million, in fiscal 2022 versus the comparable period in fiscal 2021. Cost of service revenue increased by 7.4%, or $1.7 million, in fiscal 2022 versus fiscal 2021. The increase in product costs was primarily due to the increase in product revenue. Gross margin increased to 27.3% of revenue in fiscal 2022 from 25.8% in fiscal 2021, due primarily to cost management and a change in customer sales mix.

Operating Expenses

General and Administrative. General and administrative expenses increased 3.7%, or $0.4 million, in fiscal 2022 compared to fiscal 2021. This comparative increase was primarily due to the acquisition of Stay-Lite Lighting and lower employment costs in fiscal 2021 as a result of COVID-19 related actions, partially offset by the payroll tax credit.

Acquisition Related Costs. In fiscal 2022, we incurred acquisition expenses of $0.5 million relating to the acquisition of Stay-Lite Lighting.

Sales and Marketing. Our sales and marketing expenses increased 12.4%, or $1.3 million, in fiscal 2022 compared to fiscal 2021. The increase was primarily due to an increase in commission expense on higher sales and an increase in travel, both a result of COVID-19 restrictions in fiscal 2021, as well as a result of the acquisition of Stay-Lite Lighting.

Research and Development. Research and development expenses were essentially flat in fiscal 2022 compared to fiscal 2021 and also remained consistent as a percentage of sales between years.

Interest Expense. Interest expense in fiscal 2022 decreased by 37.0%, or $47 thousand, from fiscal 2021. The decrease in interest expense was due to fewer sales of receivables.

Loss on Debt Extinguishment. Loss on debt extinguishment in fiscal 2021 related to the write-off of fees incurred with respect to our prior credit facility, which was recognized upon execution of our new credit facility during the third quarter of fiscal 2021.

Income Taxes. In fiscal 2022, we recognized a tax expense of $2.2 million. In fiscal 2021, we recognized a tax benefit of $19.6 million. The benefit was driven by the release of the valuation allowance on a significant portion of our deferred tax assets. This resulted in substantially and disproportionately increasing our reported net income and our earnings per share compared to our operating results. Historical and future comparisons to these amounts are not, and will not be, indicative of actual profitability trends for our business. Our fiscal 2022 income tax provision reflects a more normalized effective income tax rate. We do not expect to remit significant cash taxes for the next several years.

Orion Services Group Division

Our OSG segment (a) develops and sells lighting products and provides construction and engineering services for our commercial lighting and energy management systems and (b) provides retailers, distributors and other businesses with maintenance, repair and replacement services for the lighting and related electrical components deployed in their facilities. OSG provides engineering, design and lighting products and in many cases turnkey solutions for large national accounts, governments, municipalities, schools and other customers.

The following table summarizes our OSG segment operating results (dollars in thousands):

	Fiscal Year Ended March 31,					
		2023		2022		2021
Revenues	$	38,002	$	82,568	$	84,243
Operating (loss) income	$	(6,982)	$	6,462	$	7,472
Operating margin		(18.4)%		7.8%		8.9%

Fiscal 2023 Compared to Fiscal 2022

OSG segment revenue decreased in fiscal 2023 by 54.0%, or $44.6 million, and operating income decreased $13.4 million to an operating loss, compared to fiscal 2022, due to an overall reduction in project volume performed for our largest customer, partially offset by revenue from the acquisition of Stay-Lite Lighting. This decrease led to a corresponding operating loss in this segment, as a result of decreased absorption of fixed costs.

Fiscal 2022 Compared to Fiscal 2021

OSG segment revenue decreased in fiscal 2022 by 2.0%, or $1.7 million, and operating income decreased by 13.5%, or $1.0 million, compared to fiscal 2021, due to an overall reduction in project volume performed for our largest customer, partially offset by revenue from the acquisition of Stay-Lite Lighting.

Orion Distribution Services Division

Our ODS segment focuses on selling lighting products through manufacturer representative agencies and a network of North American broadline and electrical distributors and contractors.

The following table summarizes our ODS segment operating results (dollars in thousands):

| | Fiscal Year Ended March 31, | | | | | |
	2023		2022		2021	
Revenues	$	15,395	$	22,209	$	21,122
Operating (loss) income	$	(186)	$	3,114	$	2,430
Operating margin		(1.2)%		14.0%		11.5%

Fiscal 2023 Compared to Fiscal 2022

ODS segment revenue decreased $6.8 million, or 30.7%, and operating income decreased $3.3 million, or 106.0%, in fiscal 2023 compared to fiscal 2022 primarily due to reduced sales to a large global on-line retailer. Operating income in this segment decreased as a result of increased allocation of corporate costs.

Fiscal 2022 Compared to Fiscal 2021

ODS segment revenue in fiscal 2022 increased 5.1%, or $1.1 million, compared to fiscal 2021, primarily due to sales to a more diversified customer base. This sales increase led to a corresponding increase in operating income in this segment based on operating leverage.

Orion U.S. Markets Division

Our USM segment sells commercial lighting systems and energy management systems to the wholesale contractor markets. USM customers include ESCOs and contractors.

The following table summarizes our USM segment operating results (dollars in thousands):

| | Fiscal Year Ended March 31, | | | | | |
	2023		2022		2021	
Revenues	$	17,710	$	19,606	$	11,475
Operating income	$	1,605	$	3,963	$	1,683
Operating margin		9.1%		20.2%		14.7%

Fiscal 2023 Compared to Fiscal 2022

USM segment revenue decreased $1.9 million, or 9.7%, and operating income decreased by $2.4 million, or 59.5%, in fiscal 2023 compared to fiscal 2022, primarily due to a less diversified customer base. Operating income in this segment decreased as a result of lower revenue and increased allocation of corporate costs.

Fiscal 2022 Compared to Fiscal 2021

USM segment revenue increased $8.1 million, or 70.9%, and operating income increased by $2.3 million, or 135.5%, in fiscal 2022 compared to fiscal 2021, primarily due to the impact of COVID-19 on fiscal 2021 and an increased focus on sales opportunities in this segment.

Orion EV Charging Division

We acquired Voltrek effective October 5, 2022, upon which it became an additional reporting segment. The results shown below are since the acquisition date and include the accrual of compensatory earn-out payments. Absent allocations and earn-out payment expenses, the EV Division had a positive effect on our consolidated earnings in fiscal 2023.

The following table summarizes our EV Division operations results (dollars in thousands):

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
Revenues	$ 6,275	$ —	$ —
Operating (loss)	$ (4,133)	$ —	$ —
Operating margin	(65.9)%	—	—

EV Division revenue generated by Voltrek in fiscal 2023 was $6.3 million. Operating loss in this segment was primarily a result of $4.0 million earn-out expense included in general and administrative costs.

Liquidity and Capital Resources

Overview

We had $16.0 million in cash and cash equivalents as of March 31, 2023, compared to $14.5 million at March 31, 2022. Our cash position increased primarily as a result of a $10.0 million draw made on our Credit Facility, together with positive changes in working capital changes, partially offset by the results of our operations and the funding of our acquisition of Voltrek.

As of March 31, 2023, our borrowing base supported $17.3 million of availability under our Credit Facility, with $10.0 million drawn against that availability. As of March 31, 2022, no amounts were borrowed under the Credit Facility.

Additional information on our Credit Agreement can be found in the "Indebtedness" section located below.

In March 2023, we filed a universal shelf registration statement with the Securities and Exchange Commission. Under our shelf registration statement, we currently have the flexibility to publicly offer and sell from time to time up to $100 million of debt and/or equity securities. The filing of the shelf registration statement may help facilitate our ability to raise public equity or debt capital to expand existing businesses, fund potential acquisitions, invest in other growth opportunities, repay existing debt, or for other general corporate purposes.

In March 2021, we entered into an At Market Issuance Sales Agreement to undertake an "at the market" (ATM) public equity capital raising program pursuant to which we may offer and sell shares of our common stock, having an aggregate offering price of up to $50 million from time to time through or to the Agent, acting as sales agent or principal. No share sales have yet been effected pursuant to the ATM program through March 31, 2023.

We also are exploring various alternative sources of liquidity to help ensure that we will have the best allocation of investing capital to satisfy our working capital needs.

Our future liquidity needs and forecasted cash flows are dependent upon many factors, including our relative revenue, gross margins, cash management practices, cost containment, working capital management, capital expenditures. While we believe that we will likely have adequate available cash and equivalents and credit availability under our Credit Agreement to satisfy our currently anticipated working capital and liquidity requirements during the next 12 months and beyond based on our current cash flow forecast, there can be no assurance to that effect. If we experience significant liquidity constraints, we may be required to issue equity or debt securities, reduce our sales efforts, implement additional cost savings initiatives or undertake other efforts to conserve our cash.

Cash Flows

The following table summarizes our cash flows for our fiscal 2023, fiscal 2022 and fiscal 2021:

	Fiscal Year Ended March 31,		
	2023	2022	2021
	(in thousands)		
Operating activities	$ (2,291)	$ (113)	$ 1,729
Investing activities	(6,195)	(4,918)	(946)
Financing activities	10,012	104	(10,141)
Increase (decrease) in cash and cash equivalents	$ 1,526	$ (4,927)	$ (9,358)

Cash Flows Related to Operating Activities. Cash provided by (used in) operating activities primarily consists of net loss adjusted for certain non-cash items, including depreciation, amortization of intangible assets, stock-based compensation, amortization of debt issue costs, provisions for reserves, and the effect of changes in working capital and other activities.

Cash used in operating activities for fiscal 2023 was $2.3 million and consisted of our net loss of $34.3 million adjusted for non-cash expense items and net cash used in changes in operating assets of $32.1 million, the largest of which was a $17.8 million decrease in deferred income tax assets as a result of the valuation allowance.

Cash used in operating activities for fiscal 2022 was $0.1 million and consisted of a net income of $6.1 million adjusted for non-cash expense items of $5.0 million and offset by net cash used by changes in operating assets and liabilities of $11.2 million. Cash used by changes in operating assets and liabilities consisted primarily of decreases in accounts payable of $8.1 million and accrued liabilities of $6.9 million, partially offset by cash provided by a decrease in accounts receivable of $4.4 million, all caused by changes in business volume late in fiscal 2022 compared to late fiscal 2021.

Cash provided by operating activities for fiscal 2021 was $1.7 million and consisted of a net income adjusted for non-cash expense items of $9.1 million and net cash used by changes in operating assets and liabilities of $7.4 million. Cash used by changes in operating assets and liabilities consisted primarily of an increase in inventory of $5.3 million due to the release of new product lines and pre-ordering due to supply chain delays as a result of COVID-19, a decrease in accounts payable of $2.6 million due to the timing of payments, an increase in accounts receivable of $2.4 million due to the timing of billing and customer collections, and an increase in Revenue earned but not billed of $2.4 million due to timing on revenue recognition compared to invoicing. Cash provided by changes in operating assets and liabilities included an increase in accrued expenses of $5.8 million due to the timing of project completions and the receipt of invoices.

Cash Flows Related to Investing Activities. Cash used in investing activities in fiscal 2023 was $6.2 million and consisted primarily of the $5.6 million acquisition of Voltrek and $0.6 million purchases of property and equipment.

Cash used in investing activities in fiscal 2022 was $4.9 million and consisted primarily of the $4.0 million acquisition of Stay-Lite Lighting, and an investment of a non-controlling equity stake in ndustrial, Inc. of $0.5 million and purchases of property and equipment.

Cash used in investing activities in fiscal 2021 was $0.9 million and consisted primarily of purchases of property and equipment.

Cash Flows Related to Financing Activities. Cash provided by financing activities in fiscal 2023 was $10.0 million which consisted of proceeds from the revolving credit facility.

Cash provided by financing activities in fiscal 2022 was $0.1 million.

Cash used in financing activities in fiscal 2021 was $10.1 million. This cash used consisted primarily of a net payment of $10.0 million under our Credit Facility.

Working Capital

Our net working capital as of March 31, 2023 was $25.9 million, consisting of $50.4 million of current assets and $24.5 million of current liabilities. Our net working capital as of March 31, 2022 was $32.9 million, consisting of $51.2 million in current assets and $18.4 million in current liabilities. The change was primarily due to decreases in inventory and collection of the employee retention tax credit plus increases in accounts payable, accrued expenses and accounts receivable.

Our net working capital as of March 31, 2021 was $26.2 million, consisting of $56.5 million in current assets and $30.4 million in current liabilities. The increase in our working capital from the fiscal 2021 year-end was primarily due to an overall reduction in project volume performed for our largest customer and partially offset by the acquisition of Stay-Lite Lighting.

We generally attempt to maintain at least a three-month supply of on-hand inventory of purchased components and raw materials to meet anticipated demand, as well as to reduce our risk of unexpected raw material or component shortages or supply interruptions. Because of recent supply chain challenges, we have been making additional incremental inventory purchases. Our accounts receivables, inventory and payables may increase to the extent our revenue and order levels increase

Indebtedness

Revolving Credit Agreement

Our Credit Agreement provides for a five-year $25.0 million revolving credit facility (the "Credit Facility") that matures on December 29, 2025. Borrowings under the Credit Facility are subject to a borrowing base requirement based on eligible receivables, inventory and cash. As of March 31, 2023, the borrowing base supported approximately $17.3 million of availability under the Credit Facility with $10.0 million drawn against that availability. As of March 31, 2022, no amounts were borrowed under the Credit Facility.

The Credit Agreement is secured by a first lien security interest in substantially all of our assets.

Borrowings under the Credit Agreement are permitted in the form of LIBOR or prime rate-based loans and generally bear interest at floating rates plus an applicable margin determined by reference to our availability under the Credit Agreement. Among other fees, we are required to pay an annual facility fee of $15,000 and a fee of 25 basis points on the unused portion of the Credit Facility.

The Credit Agreement includes a springing minimum fixed cost coverage ratio of 1.0 to 1.0 when excess availability under the Credit Facility falls below the greater of $3.0 million or 15% of the committed facility. Currently, the required springing minimum fixed cost coverage ratio is not required.

The Credit Agreement also contains customary events of default and other covenants, including certain restrictions on our ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, pay any dividend or distribution on our stock, redeem, retire or purchase shares of our stock, make investments or pledge or transfer assets. If an event of default under the Credit Agreement occurs and is continuing, then the lender may cease making advances under the Credit Agreement and declare any outstanding obligations under the Credit Agreement to be immediately due and payable. In addition, if we become the subject of voluntary or involuntary proceedings under any bankruptcy or similar law, then any outstanding obligations under the Credit Agreement will automatically become immediately due and payable.

We did not incur any early termination fees in connection with the termination of the Prior Credit Agreement, but did recognize a loss on debt extinguishment of $0.1 million on the write-off of unamortized debt issue costs related to the Prior Credit Agreement.

Capital Spending

Our capital expenditures are primarily for general corporate purposes for our corporate headquarters and technology center, production equipment and tooling and for information technology systems. Our capital expenditures totaled $0.7 million in fiscal 2023, $0.5 million in fiscal 2022 and $0.9 million in fiscal 2021. Our capital spending plans predominantly consist of investments related to maintenance fleet vehicles, new product development tooling and equipment and information technology systems, exclusive of any capital spending for potential acquisitions. We expect to finance these capital expenditures primarily through our existing cash, equipment secured loans and leases, to the extent needed, long-term debt financing, or by using our Credit Facility.

Inflation

We have experienced increases in various input costs including labor, components and transportation in the past year. In response, we have implemented multiple price increases, and we have substantially mitigated the inflationary pressures, such that our results from operations have not been materially affected by inflation. We are monitoring input costs and cannot currently predict the future impact to our operations by inflation.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make certain estimates and judgments that affect our reported assets, liabilities, revenue and expenses, and our related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an ongoing basis, including those related to revenue recognition, inventory valuation, collectability of receivables, stock-based compensation, warranty reserves and income taxes. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. A summary of our critical accounting estimates is set forth below.

Revenue Recognition. We recognize revenue in accordance with the guidance in "Revenue from Contracts with Customers" (Topic 606) ("ASC 606") when control of the goods or services being provided (which we refer to as a performance obligation) is transferred to a customer at an amount that reflects the consideration we expect to receive in exchange for those goods or services. The amount of expected consideration includes estimated deductions and early payment discounts calculated based on historical experience, customer rebates based on agreed upon terms applied to actual and projected sales levels over the rebate period, and any amounts paid to customers in conjunction with fulfilling a performance obligation.

If there are multiple performance obligations in a single contract, the contract's total transaction price per GAAP is allocated to each individual performance obligation based on their relative standalone selling price. A performance obligation's standalone selling price is the price at which we would sell such promised good or service separately to a customer. We use an observable price to determine the stand-alone selling price for separate performance obligations or an expected cost-plus margin per GAAP approach when one is not available. The expected cost-plus margin per GAAP approach is used to determine the stand-alone selling price for the installation performance obligation and is based on average historical installation margin.

Revenue derived from customer contracts which include only performance obligation(s) for the sale of lighting fixtures and components we manufacture, or source is classified as product revenue in the Consolidated Statements of Operations. The revenue for these transactions is recorded at the point in time when management believes that the customer obtains control of the products, generally either upon shipment or upon delivery to the customer's facility. This point in time is determined separately for each contract and requires judgment by management of the contract terms and the specific facts and circumstances concerning the transaction.

Revenue from a customer contract which includes both the sale of Orion manufactured or sourced fixtures and the installation of such fixtures (which we refer to as a turnkey project) is allocated between each lighting fixture and the installation performance obligation based on relative standalone selling prices.

Revenue from turnkey projects that is allocated to the single installation performance obligation is reflected in Service revenue. Service revenue is recorded over-time as we fulfill our obligation to install the light fixtures. We measure our performance toward fulfilling our performance obligations for installations using an output method that calculates the number of light fixtures completely removed and installed as of the measurement date in comparison to the total number of light fixtures to be removed and installed under the contract.

Revenue from the maintenance offering that includes both the sale of Orion manufactured or sourced product and service is allocated between the product and service performance obligations based on relative standalone selling prices, and is recorded in Product revenue and Service revenue, respectively, in the Consolidated Statement of Operations. .

The sale of installation and services related to the EV charging business is presented in Service revenue. Revenue from the EV segment that includes both the sale of product and service is allocated between the product and service performance obligations based on relative standalone selling prices, and is recorded in Product revenue and Service revenue, respectively, in the Consolidated Statement of Operations.

Inventories. We review our inventory for obsolescence. If the net realizable value, which is based upon the estimated selling price, less estimated costs of completion, disposal, and transportation, falls below cost, then the inventory value is reduced to its net realizable value. Our inventory obsolescence reserves at March 31, 2023 were $1.8 million, or 8.9% of gross inventory, and $2.1 million, or 9.5% of gross inventory, at March 31, 2022.

Recoverability of Long-Lived Assets. We evaluate long-lived assets such as property, equipment and definite lived intangible assets, such as patents, for impairment whenever events or circumstances indicate that the carrying value of the assets recognized in our financial statements may not be recoverable. Factors that we consider include whether there has been a significant decrease in the market value of an asset, a significant change in the way an asset is being utilized, or a significant change, delay or departure in our strategy for that asset, or a significant change in the macroeconomic environment, such as the impact of the COVID-19 pandemic. Our assessment of the recoverability of long-lived assets involves significant judgment and estimation. These assessments reflect our assumptions, which, we believe, are consistent with the assumptions hypothetical marketplace participants use. Factors that we must estimate when performing recoverability and impairment tests include, among others, forecasted revenue, margin costs and the economic life of the asset. If impairment is indicated, we determine if the total estimated future cash flows on an undiscounted basis are less than the carrying amounts of the asset or assets. If so, an impairment loss is measured and recognized.

As of December 31, 2022, due to a change in our forecast, a triggering event occurred requiring us to evaluate the long-lived assets in its enterprise asset group for impairment. The enterprise asset group includes the corporate assets that support the revenue producing activities of other asset groups. We performed the recoverability test for the asset group by comparing its carrying value to the group's expected future undiscounted cash flows. We concluded that the undiscounted cash flows of the long-lived asset group exceeded its carrying value. As such the asset group was deemed recoverable and no impairment was recorded.

Our impairment loss calculations require that we apply judgment in identifying asset groups, estimating future cash flows, determining asset fair values, and estimating asset's useful lives. To make these judgments, we may use internal discounted cash flow estimates, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair value.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be required to recognize future impairment losses which could be material to our results of operations.

Indefinite Lived Intangible Assets and Goodwill. We test indefinite lived intangible assets and goodwill for impairment at least annually on the first day of our fiscal fourth quarter, or when indications of potential impairment exist. We monitor for the existence of potential impairment indicators throughout the fiscal year. Our annual impairment test may begin with a qualitative test to determine whether it is more likely than not that an indefinite lived intangible asset's carrying value is greater than its fair value. If our qualitative assessment reveals that asset impairment is more likely than not, we perform a quantitative impairment test by comparing the fair value of the indefinite lived intangible asset to its carrying value. Alternatively, we may bypass the qualitative test and initiate impairment testing with the quantitative impairment test.

We performed a qualitative assessment in conjunction with our annual impairment test of our indefinite lived intangible assets and goodwill as of January 1, 2023. These qualitative assessments considered our operating results for the first nine months of fiscal 2023 in comparison to prior years as well as its anticipated fourth quarter results and fiscal 2023 plan. As a result of the conditions that existed as of the assessment date, an asset impairment was not deemed to be more likely than not and a quantitative analysis was not required.

Stock-Based Compensation. We currently issue restricted stock awards to our employees, executive officers and directors. Prior to fiscal 2015, we also issued stock options to these individuals. We apply the provisions of ASC 718, *Compensation - Stock Compensation*, to these restricted stock and stock option awards which requires us to expense the estimated fair value of the awards based on the fair value of the award on the date of grant. Compensation costs for equity incentives are recognized in earnings, on a straight-line basis over the requisite service period.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expenses, together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in our statements of operations.

Our judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. Prior to fiscal 2021, we recorded a full valuation allowance against our net federal and net state deferred tax assets due to our cumulative three-year taxable losses. During fiscal 2021, we reduced our valuation allowance on the basis of our reassessment of the amount of our deferred tax assets that are more likely than not to be realized. During fiscal 2023, we reestablished a full valuation allowance on our net deferred tax assets due to end of the period of sustained profitability. In making these determinations, we considered all available positive and negative evidence, including projected future taxable income, tax planning strategies, recent financial performance and ownership changes.

We believe that past issuances and transfers of our stock caused an ownership change in fiscal 2007 that affected the timing of the use of our net operating loss carry-forwards, but we do not believe the ownership change affects the use of the full amount of the net operating loss carry-forwards. As a result, our ability to use our net operating loss carry-forwards attributable to the period prior to such ownership change to offset taxable income will be subject to limitations in a particular year, which could potentially result in increased future tax liability for us.

As of March 31, 2023, we had net operating loss carryforwards of approximately $71.4 million for federal tax purposes, $66.1 million for state tax purposes, and $0.8 million for foreign tax purposes. As of the fiscal 2018, this amount is inclusive of the entire loss carryforward on the filed returns.

We also had federal tax credit carryforwards of $1.3 million and state tax credit carryforwards of $0.3 million, which are reserved for as part of our valuation allowance. Of these tax attributes, $19.7 million of the federal and state net operating loss carryforwards are not subject to time restrictions on use but may only be used to offset 80% of future adjusted taxable income. The $120.2 million net operating loss and tax credit carryforwards will begin to expire in varying amounts between 2023 and 2033.

We recognize penalties and interest related to uncertain tax liabilities in income tax expense. Penalties and interest were immaterial as of the date of adoption and are included in unrecognized tax benefits.

By their nature, tax laws are often subject to interpretation. Further complicating matters is that in those cases where a tax position is open to interpretation, differences of opinion can result in differing conclusions as to the amount of tax benefits to be recognized under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. ASC 740 utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Consequently, the level of evidence and documentation necessary to support a position prior to being given recognition and measurement within the financial statements is a matter of judgment that depends on all available evidence. As of March 31, 2023, the balance of gross unrecognized tax benefits was approximately $0.2 million, all of which would reduce our effective tax rate if recognized. We believe that our estimates and judgments discussed herein are reasonable, however, actual results could differ, which could result in gains or losses that could be material.

Recent Accounting Pronouncements

See Note 3 – Summary of Significant Accounting Policies to our accompanying audited consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates, foreign exchange rates and commodity pricing that may adversely impact our consolidated financial position, results of operations or cash flows.

Inflation. We have experienced increases in various input costs including labor, components and transportation in the past year. In response, we have implemented multiple price increases, and we have substantially mitigated the inflationary pressures, such that our results from operations have not been materially affected by inflation. We are monitoring input costs and cannot currently predict the future impact to our operations by inflation.

Foreign Exchange Risk. We face minimal exposure to adverse movements in foreign currency exchange rates. Our foreign currency losses for all reporting periods have been nominal.

Interest Rate Risk. We do not believe that we are subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. It is our policy not to enter into interest rate derivative financial instruments. As a result, we do not currently have any significant interest rate exposure.

As of March 31, 2023, we had $10 million of outstanding debt with floating interest rates.

Commodity Price Risk. We are exposed to certain commodity price risks associated with our purchases of raw materials, most significantly our aluminum purchases. During fiscal 2023, we have experienced commodity price increases; however, as of the date of this report, we are not able to predict the future impact of on this risk. A hypothetical additional 20% increase in aluminum prices would have had a negative impact of $0.7 million on our net income in fiscal 2023.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Orion Energy Systems, Inc.

Manitowoc, Wisconsin

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Orion Energy Systems, Inc. (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of Deferred Tax Assets

As described in Note 13 to the Company's consolidated financial statements, during the year ended March 31, 2023, the Company recorded approximately $17.8 million in valuation allowance on a significant portion of its deferred tax assets. In evaluating the realizability of deferred tax assets, the available positive and negative evidence, including projected future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance are considered.

We identified the Company's evaluation of the realizability of deferred tax assets as a critical audit matter. Significant management judgments are required in evaluating and weighing the collective positive and negative evidence that are used to assess the realizability of deferred tax assets, which include various assumptions surrounding projected future taxable (loss) income. Auditing these elements involved complex and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the need to involve personnel with specialized skill and knowledge.

The primary procedures we performed to address this critical audit matter included:

- Assessing the Company's ability to generate future taxable income and utilize the deferred tax assets by evaluating the forecast of future revenue, gross profit, and operating expenses that support pre-tax book (loss) income using the Company's historical performance.

- Utilizing personnel with specialized knowledge and skill in taxes to assist in the evaluation of the Company's assessment of positive and negative evidence, and whether the estimated future sources of taxable income were sufficient to utilize the deferred tax assets in the relevant time period.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2012.

Milwaukee, Wisconsin

June 12, 2023

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

		March 31,		
		2023		**2022**
Assets				
Cash and cash equivalents	$	15,992	$	14,466
Accounts receivable, net		13,728		11,899
Revenue earned but not billed		1,320		2,421
Inventories, net		18,205		19,832
Prepaid expenses and other current assets		1,116		2,631
Total current assets		50,361		51,249
Property and equipment, net		10,470		11,466
Goodwill		1,484		350
Other intangible assets, net		6,004		2,404
Deferred tax assets		—		17,805
Other long-term assets		3,260		3,543
Total assets	$	71,579	$	86,817
Liabilities and Shareholders' Equity				
Accounts payable	$	13,405	$	9,855
Accrued expenses and other		10,552		8,427
Deferred revenue, current		480		76
Current maturities of long-term debt		17		16
Total current liabilities		24,454		18,374
Revolving credit facility		10,000		—
Long-term debt, less current maturities		3		19
Deferred revenue, long-term		489		564
Other long-term liabilities		3,384		2,760
Total liabilities		38,330		21,717
Commitments and contingencies (Note 14)				
Shareholders' equity:				
Preferred stock, $0.01 par value: Shares authorized: 30,000,000 shares at March 31, 2023 and 2022; no shares issued and outstanding at March 31, 2023 and 2022		—		—
Common stock, no par value: Shares authorized: 200,000,000 at March 31, 2023 and 2022; shares issued: 41,767,092 and 40,570,909 at March 31, 2023 and 2022; shares outstanding: 32,295,408 and 31,097,872 at March 31, 2023 and 2022		—		—
Additional paid-in capital		160,907		158,419
Treasury stock: 9,471,684 and 9,473,037 common shares at March 31, 2023 and 2022		(36,237)		(36,239)
Retained deficit		(91,421)		(57,080)
Total shareholders' equity		33,249		65,100
Total liabilities and shareholders' equity	$	71,579	$	86,817

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

		Fiscal Year Ended March 31,				
		2023		2022		2021
Product revenue	$	57,210	$	91,889	$	87,664
Service revenue		20,173		32,494		29,176
Total revenue		77,383		124,383		116,840
Cost of product revenue		42,979		65,249		63,233
Cost of service revenue		16,893		25,222		23,483
Total cost of revenue		59,872		90,471		86,716
Gross profit		17,511		33,912		30,124
Operating expenses:						
General and administrative		19,487		11,680		11,262
Acquisition related costs		765		512		—
Sales and marketing		11,392		11,628		10,341
Research and development		1,852		1,701		1,685
Total operating expenses		33,496		25,521		23,288
Income from operations		(15,985)		8,391		6,836
Other income (expense):						
Other income		—		1		56
Interest expense		(339)		(80)		(127)
Amortization of debt issue costs		(73)		(62)		(157)
Loss on debt extinguishment		—		—		(90)
Interest income		34		—		-
Total other expense		(378)		(141)		(318)
Income before income tax		(16,363)		8,250		6,518
Income tax expense (benefit)		17,978		2,159		(19,616)
Net (loss) income	$	(34,341)	$	6,091	$	26,134
Basic net (loss) income per share attributable to common shareholders	$	(1.08)	$	0.20	$	0.85
Weighted-average common shares outstanding		31,703,712		31,018,356		30,634,553
Diluted net (loss) income per share	$	(1.08)	$	0.19	$	0.83
Weighted-average common shares and share equivalents outstanding		31,703,712		31,294,573		31,303,727

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES
STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share amounts)

	Shareholders' Equity				
	Common Stock				
	Shares	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, March 31, 2020	30,265,997	$ 156,503	$ (36,163)	$ (89,305)	$ 31,035
Exercise of stock options for cash	99,000	229	—	—	229
Shares issued under Employee Stock Purchase Plan	1,146	—	7	—	7
Stock-based compensation	450,481	753	—	—	753
Employee tax withholdings on stock-based compensation	(11,324)	—	(84)	—	(84)
Net income	—	—	—	26,134	26,134
Balance, March 31, 2021	30,805,300	157,485	(36,240)	(63,171)	58,074
Exercise of stock options for cash	31,845	121	—	—	121
Shares issued under Employee Stock Purchase Plan	1,617	—	6	—	6
Stock-based compensation	260,014	813			813
Employee tax withholdings on stock-based compensation	(904)	—	(5)	—	(5)
Net income	—	—	—	6,091	6,091
Balance, March 31, 2022	31,097,872	158,419	(36,239)	(57,080)	65,100
Issuance of common stock for acquisition	620,067	800	—	—	800
Issuance of stock and shares for services	12,848	22	—	—	22
Exercise of stock options for cash	26,646	54	—	—	54
Shares issued under Employee Stock Purchase Plan	2,274	—	4	—	4
Stock-based compensation	536,622	1,612	—	—	1,612
Employee tax withholdings on stock-based compensation	(921)	—	(2)	—	(2)
Net loss	—	—	—	(34,341)	(34,341)
Balance, March 31, 2023	32,295,408	$ 160,907	$ (36,237)	$ (91,421)	$ 33,249

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
	2023	2022	2021
Operating activities			
Net (loss) income	$ (34,341)	$ 6,091	$ 26,134
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation	1,369	1,327	1,190
Amortization of intangible assets	653	227	290
Stock-based compensation	1,612	813	753
Amortization of debt issue costs	73	62	157
Loss on debt extinguishment	—	—	90
Deferred income tax benefit	17,881	1,980	(19,860)
Loss (gain) on sale of property and equipment	27	(77)	1
Provision for inventory reserves	628	623	275
Provision for bad debts	65	10	—
Other	96	26	106
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(586)	4,407	(2,384)
Revenue earned but not billed	1,426	851	(2,370)
Inventories	1,879	(420)	(5,322)
Prepaid expenses and other assets	2,017	(888)	(396)
Accounts payable	2,372	(8,125)	(2,637)
Accrued expenses and other liabilities	2,209	(6,933)	5,797
Deferred revenue, current and long-term	329	(87)	(95)
Net cash (used in) provided by operating activities	(2,291)	(113)	1,729
Investing activities			
Cash to fund acquisitions, net of cash received	(5,600)	(4,012)	—
Cash paid for investment	—	(500)	—
Purchase of property and equipment	(586)	(518)	(902)
Additions to patents and licenses	(9)	(10)	(51)
Proceeds from sales of property, plant and equipment	—	122	7
Net cash used in investing activities	(6,195)	(4,918)	(946)
Financing activities			
Payment of long-term debt	(15)	(14)	(35)
Proceeds from revolving credit facility	10,000	—	8,000
Payment of revolving credit facility	—	—	(18,013)
Payments to settle employee tax withholdings on stock-based compensation	(2)	(5)	(84)
Debt issue costs	(29)	(4)	(245)
Proceeds from employee equity exercises	58	127	236
Net cash provided by (used in) financing activities	10,012	104	(10,141)
Net increase (decrease) in cash and cash equivalents	1,526	(4,927)	(9,358)
Cash and cash equivalents at beginning of period	14,466	19,393	28,751
Cash and cash equivalents at end of period	$ 15,992	$ 14,466	$ 19,393
Supplemental cash flow information:			
Cash paid for interest	$ (346)	$ (68)	$ (118)
Cash paid for income taxes	$ (87)	$ (203)	$ (175)
Supplemental disclosure of non-cash investing and financing activities:			
Operating lease assets obtained in exchange for new operating lease liabilities	$ —	$ —	$ 355
Issuance of common stock in connection with acquisition	$ 800	$ —	$ —

NOTE 1 — DESCRIPTION OF BUSINESS

Orion includes Orion Energy Systems, Inc., a Wisconsin corporation, and all consolidated subsidiaries. Orion provides light emitting diode lighting systems, wireless Internet of Things enabled control solutions, project engineering, energy project management design, maintenance services and turnkey electric vehicle charging station installation services to commercial and industrial businesses, and federal and local governments, predominantly in North America.

Orion's corporate offices and leased primary manufacturing operations are located in Manitowoc, Wisconsin. Orion also leases office space in Jacksonville, Florida, Lawrence, Massachusetts and Pewaukee, Wisconsin.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Orion Energy Systems, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during that reporting period. Areas that require the use of significant management estimates include revenue recognition, inventory obsolescence, allowance for doubtful accounts, accruals for warranty and loss contingencies, income taxes, impairment analyses, and certain equity transactions. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Orion considers all highly liquid, short-term investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Orion's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other, revolving credit facility and long-term debt. In addition, other long-term assets includes an equity investment of $0.5 million that is carried at cost less impairment, of which there has been no impairment as of March 31, 2023. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP describes a fair value hierarchy based on the following three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1 — Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 — Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The carrying amounts of Orion's financial instruments approximate their respective fair values due to the relatively short-term nature of these instruments. Long-term debt and revolving credit facility are classified as Level 2 in the fair value hierarchy because of the interest rates currently available to Orion for similar obligations.

Allowance for Doubtful Accounts

Orion performs ongoing evaluations of its customers and continuously monitors collections and payments. Orion estimates an allowance for doubtful accounts based upon the aging of the underlying receivables, historical experience with write-offs and specific customer collection issues that have been identified. See Note 4 – Accounts Receivable for further discussion of the allowance for doubtful accounts.

Incentive Plan

Orion's compensation committee approved an Executive Annual Cash Incentive Program. Based upon the results for the fiscal years ended March 31, 2023, 2022, and 2021, Orion accrued approximately $0, $0.1 million, and $0.7 million expense related to this plan, respectively.

Revenue Recognition

Orion generates revenues primarily by selling commercial lighting fixtures and components, installing these fixtures in its customer's facilities, and providing maintenance services including repairs and replacements for the lighting and related electrical components deployed in its customer's facilities. Orion recognizes revenue in accordance with the guidance in "Revenue from Contracts with Customers" (Topic 606) ("ASC 606") when control of the goods or services being provided (which Orion refers to as a performance obligation) is transferred to a customer at an amount that reflects the consideration that management expects to receive in exchange for those goods or services. Prices are generally fixed at the time of order confirmation, either for the contact as a whole or for the hourly rates that will be charged for the type of maintenance services delivered. The amount of expected consideration includes estimated deductions and early payment discounts calculated based on historical experience, customer rebates based on agreed upon terms applied to actual and projected sales levels over the rebate period, and any amounts paid to customers in conjunction with fulfilling a performance obligation.

If there are multiple performance obligations in a single contract, the contract's total transaction price is allocated to each individual performance obligation based on their relative standalone selling price. A performance obligation's standalone selling price is the price at which Orion would sell such promised good or service separately to a customer. Orion uses an observable price to determine the stand-alone selling price for separate performance obligations or an expected cost-plus margin approach when one is not available. The expected cost-plus margin approach is used to determine the estimated stand-alone selling price for the installation performance obligation and is based on average historical installation margin.

Revenue derived from customer contracts which include only performance obligation(s) for the sale of Orion manufactured or sourced lighting fixtures and components is classified as Product revenue in the Consolidated Statements of Operations. The revenue for these transactions is recorded at the point in time when management believes that the customer obtains control of the products, generally either upon shipment or upon delivery to the customer's facility. This point in time is determined separately for each contract and requires judgment by management of the contract terms and the specific facts and circumstances concerning the transaction.

Revenue from a customer contract which includes both the sale of Orion manufactured or sourced fixtures and the installation of such fixtures (which Orion refers to as a turnkey project) is allocated between each lighting fixture and the installation performance obligation based on relative standalone selling prices.

Revenue from turnkey projects that is allocated to the sale of the lighting fixtures is recorded at the point in time when management believes the customer obtains control of the product(s) and is reflected in Product revenue. This point in time is determined separately for each customer contract based upon the terms of the contract and the nature and extent of Orion's control of the light fixtures during the installation. Product revenue associated with turnkey projects can be recorded (a) upon shipment or delivery, (b) subsequent to shipment or delivery and upon customer payments for the light fixtures, (c) when an individual light fixture is installed and working correctly, or (d) when the customer acknowledges that the entire installation project is substantially complete. Determining the point in time when a customer obtains control of the lighting fixtures in a turnkey project can be a complex judgment and is applied separately for each individual light fixture included in a contract. In making this judgment, management considers the timing of various factors, including, but not limited to, those detailed below:

- when there is a legal transfer of ownership;

- when the customer obtains physical possession of the products;

- when the customer starts to receive the benefit of the products;

- the amount and duration of physical control that Orion maintains on the products after they are shipped to, and received at, the customer's facility;

- whether Orion is required to maintain insurance on the lighting fixtures when they are in transit and after they are delivered to the customer's facility;

- when each light fixture is physically installed and working correctly;

- when the customer formally accepts the product; and

- when Orion receives payment from the customer for the light fixtures.

Revenue from turnkey projects that is allocated to the single installation performance obligation is reflected in Service revenue. Service revenue is recorded over-time as Orion fulfills its obligation to install the light fixtures. Orion measures its performance toward fulfilling its performance obligations for installations using an output method that calculates the number of light fixtures removed and installed as of the measurement date in comparison to the total number of light fixtures to be removed and installed under the contract.

Revenue from the maintenance offering that includes both the sale of Orion manufactured or sourced product and service is allocated between the product and service performance obligations based on relative standalone selling prices, and is recorded in Product revenue and Service revenue, respectively, in the Consolidated Statement of Operations.

Orion offers a financing program, called an Orion Throughput Agreement, or OTA, for a customer's lease of Orion's energy management systems. The OTA is structured as a sales-type lease and upon successful installation of the system and customer acknowledgment that the system is operating as specified, revenue is recognized at Orion's net investment in the lease, which typically is the net present value of the future cash flows.

Orion also records revenue in conjunction with several limited power purchase agreements ("PPAs") still outstanding. Those PPAs are supply-side agreements for the generation of electricity. Orion's last PPA expires in 2031. Revenue associated with the sale of energy generated by the solar facilities under these PPAs is within the scope of ASC 606. Revenues are recognized over-time and are equal to the amount billed to the customer, which is calculated by applying the fixed rate designated in the PPAs to the variable amount of electricity generated each month. This approach is in accordance with the "right to invoice" practical expedient provided for in ASC 606. Orion also recognizes revenue upon the sale to third parties of tax credits received from operating the solar facilities and from amortizing a grant received from the federal government during the period starting when the power generating facilities were constructed until the expiration of the PPAs; these revenues are not derived from contracts with customers and therefore not under the scope of ASC 606.

During the third quarter of fiscal 2023, Orion acquired Voltrek LLC ("Voltrek"), which sells and installs sourced electric vehicle charging stations and related software subscriptions and renewals. The results of Voltrek are included in the Orion EV segment and compliment Orion's existing turnkey installation model.

The sale of charging stations and related software subscriptions and renewals is presented in Product revenue. Orion is the principal in the sales of charging stations as it has control of the physical products prior to transfer to the customer. Accordingly, revenue is recognized on a gross basis. For certain sales, primarily software subscriptions and renewals, Orion is the sales agent providing access to the content and recognize commission revenue net of amounts due to third parties who fulfill the performance obligation. For these sales, control passes at the point in time upon providing access of the content to the customer.

The sale of installation and services related to the EV charging business is presented in Service revenue. Revenue from the EV segment that includes both the sale of product and service is allocated between the product and service performance obligations based on relative standalone selling prices, and is recorded in Product revenue and Service revenue, respectively, in the Consolidated Statement of Operations.

See Note 10 – Accrued Expenses and Other for a discussion of Orion's accounting for the warranty it provides to customers for its products and services.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Shipping and Handling Costs

Orion records costs incurred in connection with shipping and handling of products as cost of product revenue. Amounts billed to customers in connection with these costs are included in product revenue.

Research and Development

Orion expenses research and development costs as incurred. Amounts are included in the Statement of Operations on the line item Research and development.

Income Taxes

Orion recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between financial reporting and income tax basis of assets and liabilities, measured using the enacted tax rates and laws expected to be in effect when the temporary differences reverse. Deferred income taxes also arise from the future tax benefits of operating loss and tax credit carryforwards. A valuation allowance is established when management determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized. For the fiscal year ended March 31, 2023, Orion recognized a valuation allowance for all of its net deferred tax assets.

ASC 740, *Income Taxes*, also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination. Orion has classified the amounts recorded for uncertain tax benefits in the balance sheet as other liabilities (non-current) to the extent that payment is not anticipated within one year. Orion recognizes penalties and interest related to uncertain tax liabilities in income tax expense. Penalties and interest are immaterial and are included in the unrecognized tax benefits.

Stock Based Compensation

Orion's share-based payments to employees are measured at fair value and are recognized against earnings, on a straight-line basis over the requisite service period.

Orion accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period. As more fully described in Note 17 – Stock Options and Restricted Shares, Orion currently awards non-vested restricted stock (and in some cases, in conjunction with associated cash award accounted for as a liability) to employees, executive officers and directors.

Acquisition Related Costs

Acquisition related costs includes legal fees, consulting and success fees, and other integration related costs.

Concentration of Credit Risk and Other Risks and Uncertainties

Orion's cash is primarily deposited with one financial institution. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. Orion has not experienced any losses in such accounts and believes that it is not exposed to any significant financial institution viability risk on these balances.

Orion purchases components necessary for its lighting products, including ballasts, lamps and LED components, from multiple suppliers. For fiscal 2023, 2022 and 2021, no supplier accounted for more than 10% of total cost of revenue.

In fiscal 2023, one customer accounted for 16.2% of revenue. In fiscal 2022, one customer accounted for 49.1% of total revenue. In fiscal 2021, one customer accounted for 56.0% of total revenue. The revenue from this customer is recorded in Orion's OSG segment.

As of March 31, 2023, one customer accounted for 10.8% of accounts receivable. As of March 31, 2022, two customers accounted for 11.8 % and 10.4 % of accounts receivable, respectively.

Recent Accounting Pronouncements

Issued: Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which requires an entity to assess impairment of its financial instruments based on its estimate of expected credit losses. Since the issuance of ASU 2016-13, the FASB released several amendments to improve and clarify the implementation guidance. The provisions of ASU 2016-13 and the related amendments are effective for Orion for fiscal years (and interim reporting periods within those years) beginning after December 15, 2022. Entities are required to apply these changes through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Orion does not anticipate the impact of adoption of this standard will be material on its consolidated statements of operations, cash flows, and the related footnote disclosures.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"), which requires an entity to use the guidance in ASC 606, Revenue from Contracts with Customers, rather than using fair value, when recognizing and measuring contract assets and contract liabilities related to customer contracts assumed in a business combination. The provisions of ASU 2021-08 are effective for Orion for fiscal years (and interim reporting periods within those years) beginning after December 15, 2022. Orion is currently evaluating the impact of adoption of this standard on its consolidated balance sheet.

NOTE 3 — REVENUE

Revenue Recognition

See Note 3 – Summary of Significant Accounting Policies for a discussion of Orion's accounting policies related to revenue recognition.

Contract Fulfillment Costs

Costs associated with product sales are accumulated in inventory as the fixtures are manufactured and are transferred to Cost of product revenue at the time revenue is recorded. See Note 6 – Inventories. Costs associated with installation sales are expensed as incurred.

Disaggregation of Revenue

Orion's Product revenue includes revenue from contracts with customers accounted for under the scope of ASC 606 and revenue which is accounted for under other guidance. For fiscal year 2023, Product revenue included $2.8 million derived from sales-type leases for light fixtures, $0.1 million derived from the sale of tax credits generated from Orion's legacy operation for distributing solar energy, and $0.1 million derived from the amortization of federal grants received in 2010 and 2011 as reimbursement for a portion of the costs to construct the legacy solar facilities which are not under the scope of ASC 606. All remaining Product revenue, and all Service revenue, are derived from contracts with customers as defined in ASC 606.

The primary end-users of Orion's lighting products and services are (a) the federal government, and (b) commercial or industrial companies.

The federal government obtains Orion products and services primarily through turnkey project sales that Orion makes to a select group of contractors who focus on the federal government. Revenues associated with government end-users are primarily included in the Orion Engineered Systems Division segment.

Commercial or industrial end-users obtain Orion products and services through turnkey project sales or by purchasing products either direct from Orion or through distributors or energy service companies ("ESCOs"). Revenues associated with commercial and industrial end-users are included within each of Orion's segments, dependent on the sales channel.

See Footnote 17 - Segment Data, for additional discussion concerning Orion's reportable segments.

The following table provides detail of Orion's total revenues for the year ended March 31, 2023 (dollars in thousands):

	Year Ended March 31, 2023			Year Ended March 31, 2022			Year Ended March 31, 2021		
	Product	Services	Total	Product	Services	Total	Product	Services	Total
Revenue from contracts with customers:									
Lighting product and installation	$ 46,500	$ 7,088	$ 53,588	$ 89,827	$ 27,242	$117,069	$ 84,659	$ 29,081	$ 113,740
Maintenance Services	3,266	11,289	14,555	573	5,252	5,825	—	95	95
Electric Vehicles	4,479	1,796	6,275	—	—	—	—	—	—
Solar energy related revenues	—	—	—	42	—	42	57	—	57
Total revenues from contracts with customers	54,245	20,173	74,418	90,442	32,494	122,936	84,716	29,176	113,892
Revenue accounted for under other guidance	2,965	—	2,965	1,447	—	1,447	2,948	—	2,948
Total revenue	$ 57,210	$ 20,173	$ 77,383	$ 91,889	$ 32,494	$124,383	$ 87,664	$ 29,176	$ 116,840

Cash Flow Considerations

Material only orders are short-term in nature generally having terms of significantly less than one year. We record revenue from these contracts when the customer obtains control of those goods, which is generally consistent with the payment due date. There is not a significant impact on the nature, amount, timing, and uncertainty of revenue or cash flows based on when control transfers.

Turnkey projects and repair services provided to commercial or industrial companies typically span between one week to three months. Customer payment requirements for these projects vary by contract. Some contracts provide for customer payments for products and services as they are delivered, other contracts specify that the customer will pay for the project in its entirety upon completion of the installation.

Turnkey projects where the end-user is the federal government typically span a three to six-month period. The contracts for these sales often provide for monthly progress payments equal to ninety percent (90%) of the value provided by Orion during the month.

Orion provides long-term financing to one customer who frequently engages Orion in large turnkey projects that span between three and nine months. The customer executes an agreement providing for monthly payments of the contract price, plus interest, over a five-year period. The total transaction price in these contracts is allocated between product and services in the same manner as all other turnkey projects. The portion of the transaction associated with the installation is accounted for consistently with all other installation related performance obligations. The portion of the transaction associated with the sale of the multiple individual light fixtures is accounted for as sales-type leases in accordance with the guidance for leases. Revenues associated with the sales-type leases are included in Product revenue and recorded for each fixture separately based on the customer's monthly acknowledgment that specified fixtures have been installed and are operating as specified.

The payments associated with these transactions that are due during the twelve months subsequent to March 31, 2023 are included in Accounts receivable, net in Orion's Consolidated Balance Sheets. The remaining amounts due that are associated with these transactions are included in Long-term accounts receivable in Orion's Consolidated Balance Sheets. As of March 31, 2023, there were no such transactions included in Long-term accounts receivable.

The customer's monthly payment obligation commences after completion of the turnkey project. Orion generally sells the receivable from the customer to a financial institution either during, or shortly after completion of, the installation period. Upon execution of the receivables purchase / sales agreement, all amounts due from the customer are included in Revenues earned but not billed on Orion's Consolidated Balance Sheets until cash is received from the financial institution. The financial institution releases funds to Orion based on the customer's monthly acknowledgment of the progress Orion has achieved in fulfilling its installation obligation. Orion provides the progress certifications to the financial institution one month in arrears.

The total amount received from the sales of these receivables during the twelve months ended March 31, 2023, 2022, and 2021 was $6.3 million, $2.8 million and $5.1 million, respectively. Orion's losses on these sales aggregated to $0.1 million, $13 thousand and $0.1 million for the twelve months ended March 31, 2023, 2022, and 2021, respectively, and are included in Interest expense in the Consolidated Statements of Operations.

Practical Expedients and Exemptions

Orion expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within Sales and marketing expense. There are no other capitalizable costs associated with obtaining contracts with customers.

Orion's performance obligations related to lighting fixtures typically do not exceed nine months in duration. As a result, Orion has elected the practical expedient that provides an exemption to the disclosure requirements regarding information about value assigned to remaining performance obligations on contracts that have original expected durations of one year or less.

Orion also elected the practical expedient that permits companies to not disclose quantitative information about the future revenue when revenue is recognized as invoices are issued to customers for services performed.

Other than the turnkey projects which result in sales-type leases discussed above, Orion generally receives full payment for satisfied performance obligations in less than one year. Accordingly, Orion does not adjust revenues for the impact of any potential significant financing component as permitted by the practical expedients provided in ASC 606.

Contract Balances

A receivable is recognized when Orion has an enforceable right to payment in accordance with contract terms and an invoice has been issued to the customer. Payment terms on invoiced amounts are typically 30 days from the invoice date.

Revenue earned but not billed represents revenue that has been recognized in advance of billing the customer, which is a common practice in Orion contracts for turnkey installations and repairs / replacement services. Once Orion has an unconditional right to consideration under these contracts, Orion typically bills the customer accordingly and reclassifies the amount to Accounts receivable, net. Revenue earned but not billed as of March 31, 2023 includes $0 and March 31, 2022 includes $0.5 million, respectively, which was not derived from contracts with customers and therefore not classified as a contract asset as defined by the standards. The change in contract assets is due to lower fiscal 2023 revenue and timing of project completions and invoicing. This was partially offset by the acquisition of Voltrek. As of March 31, 2023, Voltrek had $0.5 million of contract assets.

Deferred revenue, current as of March 31, 2023, includes $0.5 million of contract liabilities which represent consideration received from a new customer contract on which installation has not yet begun and Orion has not fulfilled the promises included.

Deferred revenue, long-term consists of the unamortized portion of the funds received from the federal government in 2010 and 2011 as reimbursement for the costs to build the two facilities related to the PPAs. As the transaction is not considered a contract with a customer, this value is not a contract liability as defined by the new standards.

The following chart shows the balance of Orion's receivables arising from contracts with customers, contract assets and contract liabilities as of March 31, 2023, and March 31, 2022 (dollars in thousands):

	March 31, 2023		March 31, 2022	
Accounts receivable, net	$	13,728	$	11,899
Contract assets	$	1,320	$	1,966
Contract liabilities	$	480	$	—

NOTE 4 — ACCOUNTS RECEIVABLE

Orion's accounts receivable are due from companies in the commercial, governmental, industrial and agricultural industries, as well as wholesalers. Credit is extended based on an evaluation of a customer's financial condition. Generally, collateral is not required for end users; however, the payment of certain trade accounts receivable from wholesalers is secured by irrevocable standby letters of credit and/or guarantees. Accounts receivable are generally due within 30-60 days. Accounts receivable are stated at the amount Orion expects to collect from outstanding balances. Orion provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after Orion has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. Orion's accounts receivable and allowance for doubtful accounts balances were as follows (dollars in thousands):

	2023		2022	
Accounts receivable, gross	$	13,814	$	11,907
Allowance for doubtful accounts		(86)		(8)
Accounts receivable, net	$	13,728	$	11,899

NOTE 5 — INVENTORIES

Inventories consist of raw materials and components, such as drivers, metal sheet and coil stock and molded parts; work in process inventories, such as frames and reflectors; and finished goods, including completed fixtures and systems, and accessories. All inventories are stated at the lower of cost or net realizable value with cost determined using the first-in, first-out (FIFO) method. Orion reduces the carrying value of its inventories for differences between the cost and estimated net realizable value, taking into consideration usage in the preceding 9 to 12 months, expected demand, and other information indicating obsolescence. Orion records, as a charge to cost of product revenue, the amount required to reduce the carrying value of inventory to net realizable value. As of March 31, 2023 and 2022, Orion's inventory balances were as follows (dollars in thousands):

	Cost		Excess and Obsolescence Reserve		Net	
As of March 31, 2023						
Raw materials and components	$	9,988	$	(1,094)	$	8,894
Work in process		693		(135)		558
Finished goods		9,313		(560)		8,753
Total	$	19,994	$	(1,789)	$	18,205
As of March 31, 2022						
Raw materials and components	$	10,781	$	(1,140)	$	9,641
Work in process		1,529		(267)		1,262
Finished goods		9,593		(664)		8,929
Total	$	21,903	$	(2,071)	$	19,832

Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in cost of product revenue.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of March 31, 2023, and March 31, 2022, prepaid expenses and other current assets include the following (dollars in thousands):

	March 31, 2023		March 31, 2022
Payroll tax credit	$ —	$	1,587
Other prepaid expenses	1,116		1,044
Total	$ 1,116	$	2,631

During fiscal 2022, Orion recorded a $1.6 million current asset for the anticipated employee retention payroll tax credit ("payroll tax credit"), as expanded and extended by the American Rescue Plan Act of 2021. The credit was recorded as an offset to payroll expense, in accordance with IAS 20, in the following income statement categories: $0.7 million in cost of product revenue, $0.1 million in cost of service revenue, $0.3 million in general and administrative, $0.4 million in sales and marketing, and $0.1 million in research and development expenses. The refund was collected in fiscal 2023.

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. Properties and equipment sold, or otherwise disposed of, are removed from the property and equipment accounts, with gains or losses on disposal credited or charged to income from operations.

Orion periodically reviews the carrying values of property and equipment for impairment in accordance with ASC 360, Property, Plant and Equipment, if events or changes in circumstances indicate that the assets may be impaired. The estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition are compared to the assets' carrying amount to determine if a write down to market value is required.

Property and equipment were comprised of the following (dollars in thousands):

	March 31, 2023	March 31, 2022
Land and land improvements	$ 433	$ 433
Buildings and building improvements	9,491	9,491
Furniture, fixtures and office equipment	7,782	7,650
Leasehold improvements	540	490
Equipment leased to customers	4,997	4,997
Plant equipment	11,234	11,130
Vehicles	720	796
Construction in progress	37	3
	35,234	34,990
Less: accumulated depreciation and amortization	(24,764)	(23,524)
Net property and equipment	$ 10,470	$ 11,466

Depreciation is recognized over the estimated useful lives of the respective assets, using the straight-line method. Orion recorded depreciation expense of $1.4 million, $1.3 million and $1.2 million for the years ended March 31, 2023, 2022 and 2021, respectively.

Depreciable lives by asset category are as follows:

Land improvements	10-15 years
Buildings and building improvements	10-39 years
Furniture, fixtures and office equipment	2-10 years
Leasehold improvements	Shorter of asset life or life of lease
Equipment leased to customers under Power Purchase Agreements	20 years
Plant equipment	3-10 years
Vehicles	5-7 years

No interest was capitalized for construction in progress during fiscal 2023 or fiscal 2022.

As of December 31, 2022, due to a change in Orion's forecast, a triggering event occurred requiring Orion to evaluate the long-lived assets in its enterprise asset group for impairment. The enterprise asset group includes the corporate assets that support the revenue producing activities of other asset groups. Orion performed the recoverability test for the asset group by comparing its carrying value to the group's expected future undiscounted cash flows. Orion concluded that the undiscounted cash flows of the long-lived asset group exceeded its carrying value. As such the asset group was deemed recoverable and no impairment was recorded.

NOTE 8 — LEASES

From time to time, Orion leases assets from third parties. Orion also leases certain assets to third parties. Effective April 1, 2019, leases are accounted for, and reported upon, following the requirements of ASC 842, Leases.

Whether it is the lessee or the lessor, Orion's determination of whether a contract includes a lease, and assessing how the lease should be accounted for, is a matter of judgment based on whether the risks and rewards, as well as substantive control of the assets specified in the contract, have been transferred from the lessor to the lessee. The judgment considers matters such as whether the assets are transferred from the lessor to the lessee at the end of the contract, the term of the agreement in relation to the asset's remaining economic useful life, and whether the assets are of such a specialized nature that the lessor will not have an alternative use for such assets at the termination of the agreement. Other matters requiring judgment are the lease term when the agreement includes renewal or termination options and the interest rate used when initially determining the ROU asset and lease liability.

ROU assets represent Orion's right to use an underlying asset for the lease term and lease liabilities represent Orion's obligation to make lease payments arising from the lease. Under ASC 842, both finance and operating lease ROU assets and lease liabilities for leases with initial terms in excess of 12 months are recognized at the commencement date based on the present value of lease payments over the lease term. When available, Orion uses the implicit interest rate in the lease when completing this calculation. However, as most of Orion's operating lease agreements generating ROU assets do not provide the implicit rate, Orion's incremental borrowing rate under its line of credit, adjusted for differences in duration and the relative collateral value in relation to the payment obligation, at the commencement of the lease is generally used in this calculation. The lease term includes options to extend or renew the agreement, or for early termination of the agreement, when it is reasonably certain that Orion will exercise such option. ROU assets are depreciated using the straight-line method over the lease term.

Orion recognizes lease expense for leases with an initial term of 12 months or less, referred to as short term leases, on a straight-line basis over the lease term.

One of Orion's frequent customers purchases products and installation services under agreements that provide for monthly payments, at a fixed monthly amount, of the contract price, plus interest, typically over a five-year period. While Orion retains ownership of the light fixtures during the financing period, the transaction terms and the underlying economics associated with used lighting fixtures results in Orion essentially ceding ownership of the lighting fixtures to the customer after completion of the agreement. The portions of the transaction associated with the sale of the light fixtures is accounted for as a sales-type lease. The total transaction price in these contracts is allocated between the lease and non-lease components in the same manner as the total transaction price of other turnkey projects containing lighting fixtures and installation services.

Orion leases portions of its corporate headquarters to third parties; all such agreements have been, and continue to be, classified as operating leases under the applicable authoritative accounting guidance. The assets being leased continue to be included in Property and equipment, net. Lease payments earned are recorded as a reduction in administrative expenses.

Assets Orion Leases from Other Parties

On January 31, 2020, Orion entered into the current lease for its primary manufacturing and distribution facility in Manitowoc, WI. The lease has a 10-year term, with the option to terminate after six years. The lease also has an option to renew for two additional successive periods of five years each. The renewal option is not in the calculation of the right of use asset or liability as the company has considered the termination option in the calculation. Orion is responsible for the costs of insurance and utilities for the facility. These costs are considered variable lease costs. The agreement is classified as an operating lease.

In February 2014, Orion entered into a multi-year lease agreement for use of office space in a multi-use office building in Jacksonville, Florida. The lease has since been extended, most recently during the first quarter of fiscal 2021, and presently terminates on June 30, 2023. Subsequent to year-end, this lease was extended for another three-year term. The agreement is classified as an operating lease.

We lease office space in Lawrence, Massachusetts. The lease presently terminates in October, 2026. The agreement is classified as an operating lease.

We also lease office space in Pewaukee, Wisconsin. The lease has an option to renew one additional period of five years. The lease presently terminates in December, 2026. The renewal option is not in the calculation of the right of use asset or liability as the company has considered the termination option in the calculation. The agreement is classified as an operating lease.

Orion has leased other assets from third parties, principally office and production equipment. The terms of our other leases vary from contract to contract and expire at various dates in the next five years.

The weighted average discount rate for Orion's lease obligations as of March 31, 2023 is 5.4%. The weighted average remaining lease term as of March 31, 2023 is 3.0 years.

A summary of Orion's assets leased from third parties follows (dollars in thousands):

	Balance sheet classification	March 31, 2023	March 31, 2022
Assets			
Operating lease assets	Other long-term assets	$ 2,174	$ 2,440
Liabilities			
Current liabilities			
Operating lease liabilities	Accrued expenses and other	823	768
Non-current liabilities			
Operating lease liabilities	Other long-term liabilities	1,826	2,271
Total lease liabilities		$ 2,649	$ 3,039

Orion had operating lease costs of $1.6 million for the year ended March 31, 2023. This includes short-term leases and variable lease costs, which are immaterial.

The estimated maturity of lease liabilities for each of the next five years is shown below (dollars in thousands):

Maturity of Lease Liabilities	Operating Leases
Fiscal 2024	$ 946
Fiscal 2025	949
Fiscal 2026	845
Fiscal 2027	142
Thereafter	—
Total lease payments	$ 2,882
Less: Interest	(233)
Present value of lease liabilities	$ 2,649

Assets Orion Leases to Other Parties

Orion provides long-term financing to one customer who frequently engages Orion in large turnkey projects that span between three and nine months. The customer executes an agreement providing for monthly payments, at a fixed monthly amount, of the contract price, plus interest, over typically a five-year period. The total transaction price in these contracts is allocated between product and services in the same manner as all other turnkey projects. The portion of the transaction associated with the installation is accounted for consistently with all other installation related performance obligations under ASC 606.

While Orion retains ownership of the light fixtures during the financing period, the transaction terms and the underlying economics associated with used lighting fixtures results in Orion essentially ceding ownership of the lighting fixtures to the customer after completion of the agreement. Therefore, the portions of the transaction associated with the sale of the multiple individual light fixtures is accounted for as a sales-type lease under ASC 842.

Revenues, and production and acquisition costs, associated with sales-type leases are included in Product revenue and Costs of product revenues in the Consolidated Statement of Operations. These amounts are recorded for each fixture separately based on the customer's monthly acknowledgment that specified fixtures have been installed and are operating as specified. The execution of the acknowledgment is considered the commencement date as defined in ASC 842.

The following chart shows the amount of revenue and cost of sales arising from sales-type leases during the year ended March 31, 2023, 2022 and 2020 (dollars in thousands):

	March 31, 2023	March 31, 2022	March 31, 2021
Product revenue	$ 2,818	$ 1,169	$ 2,758
Cost of product revenue	2,771	1,073	2,512

The Consolidated Balance Sheet as of March 31, 2023 does not include a net investment in sales-type leases as all amounts due from the customer associated with lighting fixtures that were acknowledged to be installed and working correctly prior to period end were transferred to the financing institution prior to the respective balance sheet dates.

Other Agreements where Orion is the Lessor

Orion has leased unused portions of its corporate headquarters to third parties. The length and payment terms of the leases vary from contract to contract and, in some cases, include options for the tenants to extend the lease terms. Annual lease payments are recorded as a reduction in administrative operating expenses and were not material in the years ended March 31, 2023, 2022 and 2021. Orion accounts for these transactions as operating leases.

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS

Orion has $0.9 million of goodwill related to its purchase of Voltrek in the third quarter of fiscal 2023, which has an indefinite life, and is assigned to the EV Charging operating segment.

Orion has $0.6 million of goodwill related to its purchase of Stay-Lite Lighting during fiscal year 2022, which has an indefinite life, and is assigned to the Orion Services Group operating segment. Goodwill related to the Stay-Lite Lighting acquisition increased by $0.2 million to $0.6 million as compared to March 31, 2022. This increase was due to updates to purchase accounting within the measurement period.

See Note 18 – Acquisition for further discussion of the Stay-Lite Lighting and Voltrek acquisitions.

The costs of specifically identifiable intangible assets that do not have an indefinite life are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized.

Amortizable intangible assets are amortized over their estimated economic useful life to reflect the pattern of economic benefits consumed based upon the following lives and methods:

Patents	10-17 years	Straight-line
Licenses	7-13 years	Straight-line
Customer relationships	5-8 years	Accelerated based upon the pattern of economic benefits consumed
Vendor relationships	5-8 years	Accelerated based upon the pattern of economic benefits consumed
Developed technology	8 years	Accelerated based upon the pattern of economic benefits consumed
Tradename	5-10 years	Straight-line

Intangible assets that have a definite life are evaluated for potential impairment whenever events or circumstances indicate that the carrying value may not be recoverable based primarily upon whether expected future undiscounted cash flows are sufficient to support the asset recovery. If the actual useful life of the asset is shorter than the estimated life, the asset may be deemed to be impaired and accordingly a write-down of the value of the asset determined by a discounted cash flow analysis or shorter amortization period may be required.

Indefinite lived intangible assets and goodwill are evaluated for impairment at least annually on the first day of Orion's fiscal fourth quarter, or when indications of potential impairment exist. This annual impairment review may begin with a qualitative test to determine whether it is more likely than not that an indefinite lived intangible asset's carrying value is greater than its fair value. If the qualitative assessment reveals that asset impairment is more likely than not, a quantitative impairment test is performed comparing the fair value of the indefinite lived intangible asset to its carrying value. Alternatively, the qualitative test may be bypassed and the quantitative impairment test may be immediately performed. If the fair value of the indefinite lived intangible asset exceeds its carrying value, the indefinite lived intangible asset is not impaired and no further review is performed. If the carrying value of the indefinite lived intangible asset exceeds its fair value, an impairment loss would be recognized in an amount equal to such excess. Once an impairment loss is recognized, the adjusted carrying value becomes the new accounting basis of the indefinite lived intangible asset.

Orion performed a qualitative assessment in conjunction with its annual impairment test of its indefinite lived intangible assets as of January 1, 2023. This qualitative assessment considered Orion's operating results for the first nine months of fiscal 2023 in comparison to prior years as well as its anticipated fourth quarter results and fiscal 2024 plan. As a result of the conditions that existed as of the assessment date, an asset impairment was not deemed to be more likely than not and a quantitative analysis was not required.

Orion performed a qualitative assessment in conjunction with its annual impairment test of its goodwill as of January 1, 2023. This qualitative assessment considered Orion segment's operating results for the first nine months of fiscal 2023 in comparison to prior years as well as its anticipated fourth quarter results and fiscal 2024 plan. As a result of the conditions that existed as of the assessment date, an asset impairment was not deemed to be more likely than not and a quantitative analysis was not required.

The components of, and changes in, the carrying amount of other intangible assets were as follows (dollars in thousands):

	March 31, 2023				March 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortized Intangible Assets							
Patents	$ 2,521	$ (1,930)	$ 591	8.1	$ 2,652	$ (1,932)	$ 720
Licenses	58	(58)	—	—	58	(58)	—
Trade name and trademarks	464	(73)	391	4.3	118	(6)	112
Customer relationships	5,509	(3,914)	1,595	3.9	4,178	(3,618)	560
Vendor relationships	2,600	(183)	2,417	6.5	—	—	—
Developed technology	900	(900)	—	—	900	(900)	—
Total Amortized Intangible Assets	$ 12,052	$ (7,058)	$ 4,994	5.6	$ 7,906	$ (6,514)	$ 1,392
Indefinite-lived Intangible Assets							
Trade name and trademarks	$ 1,010	$ —	$ 1,010		$ 1,012	$ —	$ 1,012
Total Indefinite-lived Intangible Assets	$ 1,010	$ —	$ 1,010		$ 1,012	$ —	$ 1,012
Total Other Intangible Assets	$ 13,062	$ (7,058)	$ 6,004		$ 8,918	$ (6,514)	$ 2,404

The estimated amortization expense for each of the next five years is shown below (dollars in thousands):

Fiscal 2024	$ 1,093
Fiscal 2025	1,084
Fiscal 2026	846
Fiscal 2027	588
Fiscal 2028	517
Thereafter	866
	$ 4,994

Amortization expense is set forth in the following table (dollars in thousands):

| | Fiscal Year Ended March 31, | | | | | |
	2023		2022		2021	
Amortization included in cost of sales:						
Patents	$	107	$	183	$	175
Total	$	107	$	183	$	175
Amortization included in operating expenses:						
Customer relationships	$	296	$	27	$	47
Vendor relationships		183		—		—
Developed technology		—		11		68
Tradename		67		6		—
Total		546		44		115
Total amortization of intangible assets	$	653	$	227	$	290

Orion's management periodically reviews the carrying value of patent applications and related costs. When a patent application is probable of being unsuccessful or a patent is no longer in use, Orion writes off the remaining carrying value as a charge to general and administrative expense within its Consolidated Statements of Operations. In fiscal years 2023, 2022, and 2021, write-offs were immaterial.

NOTE 10 — ACCRUED EXPENSES AND OTHER

As of March 31, 2023 and March 31, 2022, Accrued expenses and other included the following (dollars in thousands):

	March 31, 2023		March 31, 2022	
Accrued acquisition earn-out	$	3,000	$	234
Other accruals		2,598		1,987
Compensation and benefits		1,412		1,668
Credits due to customers		1,310		1,209
Accrued project costs		1,218		2,215
Warranty		497		728
Sales tax		274		157
Legal and professional fees		172		106
Sales returns reserve		71		123
Total	$	10,552	$	8,427

Accrued earn-out is related to recent acquisitions. Refer to discussion of acquisitions at Note 18 – Acquisitions.

Orion generally offers a limited warranty of one to 10 years on its lighting products including the pass through of standard warranties offered by major original equipment component manufacturers. The manufacturers' warranties cover lamps, ballasts, LED modules, LED chips, LED drivers, control devices, and other fixture related items, which are significant components in Orion's lighting products.

Changes in Orion's warranty accrual (both current and long-term) were as follows (dollars in thousands):

| | March 31, | | | |
	2023		2022	
Beginning of year	$	860	$	1,009
Accruals		382		434
Warranty claims (net of vendor reimbursements)		(596)		(583)
Ending balance	$	646	$	860

NOTE 11 — NET (LOSS) INCOME PER COMMON SHARE

Basic net (loss) income per common share is computed by dividing net (loss) income attributable to common shareholders by the weighted-average number of common shares outstanding for the period and does not consider common stock equivalents.

Diluted net (loss) income per common share reflects the dilution that would occur if stock options were exercised and restricted shares vested. In the computation of diluted net (loss) income per common share, Orion uses the treasury stock method for outstanding options and restricted shares. Net (loss) income per common share is calculated based upon the following shares:

	Fiscal Year Ended March 31,		
	2023	2022	2021
Numerator:			
Net (loss) income (dollars in thousands)	$ (34,341)	$ 6,091	$ 26,134
Denominator:			
Weighted-average common shares outstanding	31,703,712	31,018,356	30,634,553
Weighted-average effect of assumed conversion of stock options and restricted stock	—	276,217	669,174
Weighted-average common shares and share equivalents outstanding	31,703,712	31,294,573	31,303,727
Net (loss) income per common share:			
Basic	$ (1.08)	$ 0.20	$ 0.85
Diluted	$ (1.08)	$ 0.19	$ 0.83

The following table indicates the number of potentially dilutive securities excluded from the calculation of Diluted net (loss) income per common share because their inclusion would have been anti-dilutive. The number of shares is as of the end of each period:

	March 31,		
	2023	2022	2021
Common stock options	—	—	—
Restricted shares	—	17,803	—
Total	—	17,803	—

NOTE 12 — LONG-TERM DEBT

Long-term debt as of March 31, 2023 and 2022 consisted of the following (dollars in thousands):

	March 31,	
	2023	2022
Revolving credit facility	$ 10,000	$ —
Equipment debt obligations	20	35
Total long-term debt	10,020	35
Less current maturities	(17)	(16)
Long-term debt, less current maturities	$ 10,003	$ 19

Revolving Credit Agreement

On December 29, 2020, Orion entered into a new Loan and Security Agreement with Bank of America, N.A., as lender (the "Credit Agreement"). The Credit Agreement replaced Orion's prior $20.15 million secured revolving credit and security agreement dated as of October 26, 2018, as amended, by and among Orion and Western Alliance Bank, National Association, as lender (the "Prior Credit Agreement"). The replacement of the Prior Credit Agreement with the Credit Agreement provides Orion with increased financing capacity and liquidity to fund its operations and implement its strategic plans.

The Credit Agreement provides for a five-year $25.0 million revolving credit facility (the "Credit Facility") that matures on December 29, 2025. Borrowings under the Credit Facility are subject to a borrowing base requirement based on eligible receivables, inventory and cash. As of March 31, 2023, the borrowing base of the Credit Facility supports $17.3 million of availability, with $7.3 million remaining availability net of $10.0 million borrowed.

The Credit Agreement is secured by a first lien security interest in substantially all of Orion's assets.

Borrowings under the Credit Agreement are permitted in the form of SOFR or prime rate-based loans and generally bear interest at floating rates plus an applicable margin determined by reference to Orion's availability under the Credit Agreement. Among other fees, Orion is required to pay an annual facility fee and a fee on the unused portion of the Credit Facility.

The Credit Agreement includes a springing minimum fixed cost coverage ratio of 1.0 to 1.0 when excess availability under the Credit Facility falls below the greater of $3.0 million or 15% of the committed facility. Currently, the required springing minimum fixed cost coverage ratio is not required.

The Credit Agreement also contains customary events of default and other covenants, including certain restrictions on Orion's ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, pay any dividend or distribution on Orion's stock, redeem, retire or purchase shares of Orion's stock, make investments or pledge or transfer assets. If an event of default under the Credit Agreement occurs and is continuing, then the lender may cease making advances under the Credit Agreement and declare any outstanding obligations under the Credit Agreement to be immediately due and payable. In addition, if Orion becomes the subject of voluntary or involuntary proceedings under any bankruptcy or similar law, then any outstanding obligations under the Credit Agreement will automatically become immediately due and payable.

Orion did not incur any early termination fees in connection with the termination of the Prior Credit Agreement, but did recognize a loss on debt extinguishment of $0.1 million on the write-off of unamortized debt issue costs related to the Prior Credit Agreement. The Prior Credit Agreement was scheduled to mature on October 26, 2021.

Effective November 4, 2022, Orion, with Bank of America, N.A. as lender, executed Amendment No. 1 to its Credit Agreement. The primary purpose of the amendment was to include the assets of the acquired subsidiaries, Stay-Lite Lighting and Voltrek, as secured collateral under the Credit Agreement and to document the conversion from LIBOR to SOFR based loans. Accordingly, eligible assets of Stay-Lite and Voltrek will be included in the borrowing base calculation for the purpose of establishing the monthly borrowing availability under the Credit Agreement. The amendment also clarifies that the earn-out liabilities associated with the Stay-Lite and Voltrek transactions are permitted under the Credit Agreement and that the expenses recognized in connection with those earn-outs should be added back in the computation of EBITDA, as defined, under the Credit Agreement.

As of March 31, 2023, Orion is in compliance with all debt covenants.

Equipment Debt Obligation

In February 2019, Orion entered into additional debt agreements with a financing company in the principal amount of $44 thousand and $30 thousand fund certain equipment. The debts are secured by the related equipment. The debts bear interest at a rate of 6.43% and 8.77% respectively and both debts mature in January 2024.

Aggregate Maturities

As of March 31, 2023, aggregate maturities of long-term debt were as follows (dollars in thousands):

Fiscal 2024	$	17
Fiscal 2025		3
Fiscal 2026		10,000
	$	10,020

NOTE 13 — INCOME TAXES

The total provision (benefit) for income taxes consists of the following for the fiscal years ended (dollars in thousands):

	Fiscal Year Ended March 31,					
		2023		2022		2021
Current	$	97	$	179	$	244
Deferred		17,881		1,980		(19,860)
Total	$	17,978	$	2,159	$	(19,616)

		2023		2022		2021
Federal, Current	$	—	$	—	$	—
Federal, Deferred		14,557		1,658		(16,217)
Total Federal		14,557		1,658		(16,217)
State, Current		97		179		244
State, Deferred		3,324		322		(3,643)
Total State		3,421		501		(3,399)
Total	$	17,978	$	2,159	$	(19,616)

A reconciliation of the statutory federal income tax rate and effective income tax rate is as follows:

	Fiscal Year Ended March 31,		
	2023	2022	2021
Statutory federal tax rate	21.0%	21.0%	21.0%
State taxes, net	4.0%	5.2%	5.3%
State tax credits, net	(1.9)%	—%	—%
Change in valuation reserve	(131.3)%	(0.4)%	(321.4)%
Permanent items	(1.0)%	(1.9)%	(3.4)%
Change in tax contingency reserve	(0.1)%	0.1%	(0.5)%
Equity compensation cancellations	(0.1)%	0.1%	0.6%
State return to provision	(0.9)%	2.3%	(1.7)%
Other, net	0.4%	(0.2)%	(0.9)%
Effective income tax rate	(109.9)%	26.2%	(301.0)%

The net deferred tax assets reported in the accompanying consolidated financial statements include the following components (dollars in thousands):

	March 31,	
	2023	**2022**
Deferred tax assets:		
Inventory, accruals and reserves	680	809
Interest deduction carry-forward	71	—
Federal and state operating loss carry-forwards	18,849	16,485
Tax credit carry-forwards	1,537	1,847
Equity compensation	188	231
Deferred revenue	25	29
Lease liability	669	670
Intangible assets	984	—
Other	798	247
Total deferred tax assets	23,801	20,318
Valuation allowance	(22,731)	(1,249)
Deferred tax assets, net of valuation allowance	1,070	19,069
Deferred tax liabilities:		
Lease ROU asset	(549)	(518)
Fixed assets	(598)	(529)
Intangible assets	—	(217)
Total deferred tax liabilities	(1,147)	(1,264)
Total net deferred tax (liabilities) assets	$ (77)	$ 17,805

For fiscal year ended March 31, 2023, Orion's deferred tax assets were primarily the result of U.S. NOL and tax credit carryforwards. Orion recorded a valuation allowance of $22.7 million and $1.2 million against its net deferred tax asset balance as of March 31, 2023 and March 31, 2022, respectively, due to the uncertainty of its realization value in the future. Orion realized a 36-month cumulative loss as of March 31, 2023 and the accounting forecast, as revised in the previous quarter, projects losses in the near term. As such, Orion management has concluded that it is more likely than not that the domestic deferred tax assets will not be realized and an increase to the valuation allowance has been recorded in the third quarter, which increased tax expense by $17.8 million.

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. Orion considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event that Orion determines that the more or less of its deferred tax assets are able to be realized, an adjustment to the valuation allowance would be reflected in the company's provision for income taxes.

As of March 31, 2023, Orion has federal NOL carryforwards of approximately $71.4 million, state NOL carryforwards of approximately $66.1 million, and foreign NOL carryforwards of approximately $0.8 million. Orion also had federal tax credit carryforwards of approximately $1.3 million and state tax credits of $0.3 million. All of Orion's tax credit carryforwards and $118.6 million of its NOL carryforwards will begin to expire in varying amounts between 2023 and 2033. The remaining $19.7 million of its federal and state NOL carryforwards are not subject to time restrictions but may only be used to offset 80% of adjusted taxable income. Orion believes it is more likely than not that the benefit from its state credit carryforwards, foreign NOL carryforwards, federal credit carryforwards, and state loss carryforwards will not be realized. In recognition of this risk, Orion has provided a net valuation allowance of $22.7 million on the deferred tax assets related to these carryforwards.

Generally, a change of more than 50% in the ownership of Orion's stock, by value, over a three-year period constitutes an ownership change for federal income tax purposes as defined under Section 382 of the Internal Revenue Code. As a result, Orion's ability to use its net operating loss carryforwards, attributable to the period prior to such ownership change, to offset taxable income can be subject to limitations in a particular year, which could potentially result in increased future tax liability for Orion. There was no limitation of NOL carryforwards that occurred for fiscal 2023, fiscal 2022, or fiscal 2021.

Orion records its tax provision based on the respective tax rules and regulations for the jurisdictions in which it operates. Where Orion believes that a tax position is supportable for income tax purposes, the item is included in their income tax returns. Where treatment of a position is uncertain, a liability is recorded based upon the expected most likely outcome taking into consideration the technical merits of the position based on specific tax regulations and facts of each matter. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations.

Orion files income tax returns in the United States federal jurisdiction and in several state jurisdictions. The Company's federal tax returns for tax years beginning April 1, 2019 or later are open. For states in which Orion files state income tax returns, the statute of limitations is generally open for tax years beginning April 1, 2019 or later.

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state effect of any federal changes remains subject to examination by various states for a period of up to two years after formal notification to the states. Orion currently has no state income tax return positions in the process of examination, administrative appeals or litigation.

Uncertain tax positions

As of March 31, 2023, the balance of gross unrecognized tax benefits was approximately $0.2 million, all of which would affect Orion's effective tax rate if recognized.

Orion has classified the amounts recorded for uncertain tax benefits in the balance sheet as other liabilities (non-current) to the extent that payment is not anticipated within one year. Orion recognizes penalties and interest related to uncertain tax liabilities in income tax expense. Penalties and interest are included in the unrecognized tax benefits. Accrued interest and penalties for such unrecognized tax benefits as of March 31, 2023 and 2022 were $0.1 million. Orion had the following unrecognized tax benefit activity (dollars in thousands):

	Fiscal Year Ended March 31,					
		2023		2022		2021
Unrecognized tax benefits as of beginning of fiscal year	$	215	$	285	$	259
Additions based on tax positions related to the current period positions		1		39		123
Additions/(reductions) for tax positions of prior years		9		(109)		(97)
Unrecognized tax benefits as of end of fiscal year	$	225	$	215	$	285

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Orion enters into non-cancellable purchase commitments for certain inventory items in order to secure better pricing and ensure materials on hand. As of March 31, 2023, Orion had entered into $9.0 million of purchase commitments related primarily to inventory purchases. Orion expects the purchase commitments to be fulfilled within the next 12 months.

Retirement Savings Plan

Orion sponsors a tax deferred retirement savings plan that permits eligible employees to contribute varying percentages of their compensation up to the limit allowed by the Internal Revenue Service. This plan also provides for discretionary contributions by Orion. In fiscal 2023, Orion made matching contributions of $0.2 million. In both fiscal 2022 and 2021, Orion made matching contributions of approximately $0.1 million.

Litigation

Orion is subject to various claims and legal proceedings arising in the ordinary course of business. As of the date of this report, Orion does not believe that the final resolution of any of such claims or legal proceedings would have a material adverse effect on its future results of operations. In addition to ordinary-course litigation, Orion was a party to the proceedings described below.

State Tax Assessment

During fiscal year 2018, Orion was notified of a pending sales and use tax audit by the Wisconsin Department of Revenue for the period covering April 1, 2013 through March 31, 2017. This sales and use tax audit was settled during the quarter ended June 30, 2022 with no tax adjustment.

NOTE 15 — SHAREHOLDERS' EQUITY

Shareholder Rights Plan

On January 3, 2019, Orion entered into Amendment No. 1 to the Rights Agreement, which amended the Rights Agreement dated as of January 7, 2009 and extended its terms by three years to January 7, 2022. In December 2021, Orion's Board of Directors announced that it had decided to allow the Rights Agreement to terminate and expire by its terms on January 7, 2022.

Employee Stock Purchase Plan

In August 2010, Orion's Board of Directors approved a non-compensatory employee stock purchase plan, or ESPP. The ESPP authorizes 2,500,000 shares to be issued from treasury or authorized shares to satisfy employee share purchases under the ESPP. All full-time employees of Orion are eligible to be granted a non-transferable purchase right each calendar quarter to purchase directly from Orion up to $20,000 of Orion's common stock at a purchase price equal to 100% of the closing sale price of Orion's common stock on The NASDAQ Capital Market on the last trading day of each quarter.

Sale of shares

In March 2023, Orion filed a universal shelf registration statement with the Securities and Exchange Commission. Under the shelf registration statement, Orion currently has the flexibility to publicly offer and sell from time to time up to $100 million of debt and/or equity securities. The filing of the shelf registration statement may help facilitate Orion's ability to raise public equity or debt capital to expand existing businesses, fund potential acquisitions, invest in other growth opportunities, repay existing debt, or for other general corporate purposes.

In March 2021, Orion entered into an At Market Issuance Sales Agreement to undertake an "at the market" (ATM) public equity capital raising program pursuant to which Orion may offer and sell shares of common stock, having an aggregate offering price of up to $50 million from time to time through or to the Agent, acting as sales agent or principal. No share sales have been effected pursuant to the ATM program through March 31, 2023.

NOTE 16 — STOCK OPTIONS AND RESTRICTED SHARES

At Orion's 2019 annual meeting of shareholders held on August 7, 2019, Orion's shareholders approved the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, as amended and restated (the "Amended 2016 Plan"). Approval of the Amended 2016 Plan increased the number of shares of Orion's common stock available for issuance under the Amended 2016 Plan from 1,750,000 shares to 3,500,000 shares (an increase of 1,750,000 shares); added a minimum vesting period for all awards granted under the Amended 2016 Plan (with limited exceptions); and added a specific prohibition on the payment of dividends and dividend equivalents on unvested awards. As of March 31, 2023, the number of shares available for grant under the Amended 2016 Plan was 545,146.

The Amended 2016 Plan authorizes grants of equity-based and incentive cash awards to eligible participants designated by the Plan's administrator. Awards under the Amended 2016 Plan may consist of stock options, stock appreciation rights, performance shares, performance units, common stock, restricted stock, restricted stock units, incentive awards or dividend equivalent units.

Prior to the 2016 Omnibus Incentive Plan, the Company maintained its 2004 Stock and Incentive Awards Plan, as amended, which authorized the grant of cash and equity awards to employees (the "2004 Plan"). No new awards are being granted under the 2004 Plan; however, all awards granted under the 2004 Plan that are outstanding will continue to be governed by the 2004 Plan. Forfeited awards originally issued under the 2004 Plan are canceled and are not available for subsequent issuance under the 2004 Plan or under the Amended 2016 Plan.

Certain non-employee directors have elected to receive stock awards in lieu of cash compensation pursuant to elections made under Orion's non-employee director compensation program. The Amended 2016 Plan and the 2004 Plan also permit accelerated vesting in the event of certain changes of control of Orion as well as under other special circumstances.

Orion historically granted stock options and restricted stock under the 2004 Plan. Orion has not issued stock options since fiscal 2014 and instead has issued restricted stock.

Orion accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period. Orion recognizes forfeitures as they occur.

In fiscal 2023, Orion added performance conditions to a portion of the annual long-term incentive grants for fiscal 2023 for Orion's executive compensation program. The performance-vesting restricted stock will vest to the extent Orion achieves revenue growth targets over fiscal 2023-2025. Orion recognizes performance-vesting restricted stock expense ratably over the requisite service period based on the likelihood of meeting the performance conditions. As of March 31, 2023, Orion has not recognized any stock-based compensation for performance-vesting restricted stock.

The following amounts of stock-based compensation expense for restricted shares and options were recorded (dollars in thousands):

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
Cost of product revenue	$ 4	$ 5	$ 4
General and administrative	1,596	793	716
Sales and marketing	8	12	29
Research and development	4	3	4
	$ 1,612	$ 813	$ 753

The following table summarizes information with respect to outstanding stock options:

	Number of Shares		Weighted Average Exercise Price
Outstanding at March 31, 2022	142,428	$	2.28
Granted	—	$	—
Exercised	(26,646)	$	2.18
Forfeited	(42,646)	$	2.22
Outstanding at March 31, 2023	73,136	$	2.41
Exercisable at March 31, 2023	73,136	$	2.41

The following table summarizes the range of exercise prices on outstanding stock options at March 31, 2023:

| | March 31, 2023 | | |
	Outstanding and Vested Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$2.41	73,136	0.16	2.41
	73,136	0.16	$ 2.41

The aggregate intrinsic value of outstanding stock options is $0 at March 31, 2023 based on the closing share price of $2.03.

The following table summarizes information with respect to performance-vesting restricted stock and time vesting-restricted stock activity:

	Shares		Weighted Average Fair Value Price
Balance at March 31, 2022	450,458	$	4.80
Shares issued	856,738	$	2.16
Shares vested	(536,622)	$	3.58
Shares forfeited	(27,120)	$	3.96
Shares outstanding at March 31, 2023	743,454	$	2.90
Per share price on grant date	$1.82 - 2.18		

During fiscal 2023, Orion recognized $1.6 million of stock-based compensation expense related to restricted shares.

As of March 31, 2023, 2022 and 2021, the weighted average grant-date fair value of restricted shares granted was $2.16, $5.55 and $4.27, respectively.

Unrecognized compensation cost related to non-vested common stock-based compensation as of March 31, 2023 is expected to be recognized as follows (dollars in thousands):

Fiscal 2024	704
Fiscal 2025	467
Fiscal 2026	503
Thereafter	—
Total	$ 1,674
Remaining weighted average expected term	2.0 years

NOTE 17 — SEGMENT DATA

Orion has the following business segments: Orion Services Group Division ("OSG"), Orion Distribution Services Division ("ODS"), Orion U.S. Markets Division ("USM") and Orion Electric Vehicle Charging Systems Division ("EV Division"). The accounting policies are the same for each business segment as they are on a consolidated basis.

Orion Services Group Division

The OSG segment (a) develops and sells lighting products and provides construction and engineering services for Orion's commercial lighting and energy management systems and (b) provides retailers, distributors and other businesses with maintenance, repair and replacement services for the lighting and related electrical components deployed in their facilities. OSG provides engineering, design, lighting products and in many cases turnkey solutions for large national accounts, governments, municipalities, schools and other customers.

Orion Distribution Services Division

The ODS segment sells lighting products through manufacturer representative agencies and a network of North American broadline electrical distributors and contractors.

Orion U.S. Markets Division

The USM segment sells commercial lighting systems and energy management systems to the wholesale contractor markets. USM customers include ESCOs and contractors.

Orion Electric Vehicle Charging Division

Our EV Division segment offers leading electric vehicle charging expertise and provides turnkey installation solutions with ongoing support to all commercial verticals.

Corporate and Other

Corporate and Other is comprised of operating expenses not directly allocated to Orion's segments and adjustments to reconcile to consolidated results.

	Revenues For the year ended March 31,			Operating Income (Loss) For the year ended March 31,		
(dollars in thousands)	2023	2022	2021	2023	2022	2021
Segments:						
Orion Services Group	$ 38,002	$ 82,568	$ 84,243	$ (6,982)	$ 6,462	$ 7,472
Orion Distribution Services	15,395	22,209	21,122	(186)	3,114	2,430
Orion U.S. Markets	17,710	19,606	11,475	1,605	3,963	1,683
Orion Electric Vehicle Charging Systems	6,275	—	—	(4,133)	—	—
Corporate and Other	—	—	—	(6,289)	(5,148)	(4,749)
	$ 77,383	$ 124,383	$ 116,840	$ (15,985)	$ 8,391	$ 6,836

	Depreciation and Amortization For the year ended March 31,			Capital Expenditures For the year ended March 31,		
	2023	2022	2021	2023	2022	2021
Segments:						
Orion Services Group	$ 987	$ 997	$ 913	$ 227	$ 224	$ 516
Orion Distribution Services	195	205	231	17	63	158
Orion U.S. Markets	229	185	128	21	58	107
Orion Electric Vehicle Charging Systems	465	—	—	5	—	—
Corporate and Other	219	229	208	316	153	121
	$ 2,095	$ 1,616	$ 1,480	$ 586	$ 498	$ 902

	Total Assets	
	March 31, 2023	March 31, 2022
Segments:		
Orion Services Group	$ 19,167	$ 26,642
Orion Distribution Services	6,021	6,723
Orion U.S. Markets	10,191	8,017
Orion Electric Vehicle Charging Systems	11,502	—
Corporate and Other	24,698	45,435
	$ 71,579	$ 86,817

Orion's revenue outside the United States was $0.2 million in fiscal 2023 and $0.0 million in fiscal 2022 and fiscal 2021, respectively. Orion has no long-lived assets outside the United States.

Fiscal 2022 Operating Income above includes a payroll tax credit, in accordance with IAS 20.

NOTE 18 — ACQUISITION

Acquisition of Voltrek

Effective on October 5, 2022, Orion acquired all the membership interests of Voltrek, an electric vehicle charging station solutions provider for a purchase price of $5.0 million in cash and $1.0 million of shares of common stock of Orion, subject to normal and customary closing adjustments of $0.9 million (the "Voltrek Acquisition"). In addition, depending upon the relative EBITDA growth of Voltrek's business in fiscal 2023, 2024 and 2025, Orion could pay up to an additional $3.0 million, $3.5 million and $7.15 million, respectively, in earn-out payments. These compensatory payments do not fall within the scope of ASC 805, Business Combinations, and will be expensed over the course of the earn-out periods to the extent they are earned. As of March 31, 2023, Orion recorded $3.0 million to accrued expenses for the fiscal 2023 earn-out opportunity and an additional $1.0 million to other long-term liabilities for the cumulative potential earn-out opportunity which would be paid in fiscal 2026. The Voltrek Acquisition was funded with cash and Orion shares. Voltrek operates as Voltrek, an Orion Energy Systems business. The Voltrek Acquisition leverages Orion's project management and maintenance expertise into a rapidly growing sector.

Orion has accounted for the Voltrek Acquisition as a business combination. Orion has preliminarily allocated the purchase price of approximately $6.9 million to the assets acquired and liabilities assumed at estimated fair values, and the excess of the purchase price over the aggregate fair values is recorded as goodwill. The purchase price and closing adjustments were paid in cash and 620,067 shares of common stock with a total fair market value of $1.0 million, which is recorded in the opening balance sheet at fair value of $0.8 million, the discount on which is due to lock-up requirements on the shares. Orion is in the process of finalizing third party valuations of intangible assets.

The following table summarizes the purchase price allocation for Voltrek, including any adjustments during the measurement period:

(in thousands)	Preliminary Opening Balance Sheet		Adjustments		Adjusted Opening Balance Sheet
Cash	$	416	$	—	$	416
Accounts receivable		1,438		(75)		1,363
Revenue earned but not billed		365		(40)		325
Inventory		880		—		880
Prepaid expenses and other current assets		39		—		39
Property and equipment		4		—		4
Goodwill		861		59		920
Other intangible assets		4,200		100		4,300
Other long-term assets		211		12		223
Accounts payable		(1,199)		66		(1,133)
Accrued expenses and other		(286)		—		(286)
Other long-term liabilities		(180)		—		(180)
Net purchase consideration	$	6,749	$	122	$	6,871

Goodwill recorded from the Voltrek Acquisition is attributable to the skillset of the acquired workforce. The goodwill resulting from the Voltrek Acquisition is expected to be deductible for tax purposes. The intangible assets include amounts recognized for the fair value of the trade name, vendor relationship and customer relationships.

The tradename intangible asset was valued using a relief from royalty method. The significant assumptions used include the estimated revenue and royalty rate, among other factors.

The vendor relationship intangible asset was valued using the income approach - excess earnings method. The significant assumptions include estimated revenue, cost of goods sold, and probability of renewal, among other factors.

The customer relationship intangible asset was valued using the income approach - with-and-without method. The significant assumptions include estimated cash flows (including appropriate revenue, cost of revenue and operating expenses attributable to the asset, retention rate, among other factors), and discount rate, reflecting the risks inherent in the future cash flow stream, among other factors.

The categorization of the framework used to measure fair value of the intangible assets is considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used.

The following table presents the details of the intangible assets acquired at the date of Voltrek Acquisition (dollars in thousands):

	Estimated Fair Value		Estimated Useful Life (Years)
Tradename	$	300	5
Vendor relationship	$	2,600	7
Customer relationships	$	1,400	3

Voltrek's post-acquisition results of operations since October 5, 2022 are included in Orion's Consolidated Statements of Operations. The operating results of Voltrek are included in the EV Division segment. See note 17 - Segments, for results.

Acquisition of Stay-Lite Lighting

Effective on January 1, 2022, Orion acquired all of the issued and outstanding capital stock of Stay-Lite Lighting, a nationwide lighting and electrical maintenance service provider, for $4.3 million (the "Stay-Lite Acquisition"). Stay-Lite Lighting operates as Stay-Lite Lighting, an Orion Energy Systems business. The Stay-Lite Acquisition accelerates the growth of Orion's maintenance services offerings through its Orion Services Group, which provides lighting and electrical services to customers.

Orion has accounted for this transaction as a business combination. Orion has allocated the purchase price of approximately $4.3 million, which included an estimate of the earn-out liability of $0.2 million and $0.1 million for the working capital adjustment received in the first quarter fiscal 2023, to the assets acquired and liabilities assumed at estimated fair values, and the excess of the purchase price over the aggregate fair values is recorded as goodwill. The remaining was $4.0 million funded with cash. Orion could pay up to $0.7 million in earn-out related purchase price, which is based on performance during the 2022 and 2023 calendar years. During fiscal 2023, the earn-out liability of $0.2 million was reversed, through acquisition related costs, based on Stay-Lite Lighting's actual performance during fiscal 2023 and Orion's assessment of expected performance in fiscal 2024.

The following table summarizes the purchase price allocation for Voltrek, including any adjustments during the measurement period:

(in thousands)	Preliminary Opening Balance Sheet	Adjustments	Adjusted Opening Balance Sheet
Cash	$ 95	$ —	$ 95
Accounts receivable	2,690	—	2,690
Revenue earned but not billed	342	—	342
Inventory	504	—	504
Prepaid expenses and other current assets	41	—	41
Property and equipment	958	(233)	725
Goodwill	350	214	564
Other intangible assets	696	(23)	673
Other long-term assets	537	—	537
Accounts payable	(965)	—	(965)
Accrued expenses and other	(550)	58	(492)
Other long-term liabilities	(412)	1	(411)
Net purchase consideration	$ 4,286	$ 17	$ 4,303

Goodwill recorded from the Stay-Lite Acquisition is attributable to the expected synergies from the business combination. The goodwill resulting from the Stay-Lite Acquisition is deductible for tax purposes. The intangible assets include amounts recognized for the fair value of the trade name and customer relationships. The fair value of the intangible assets was determined based upon the income (discounted cash flow) approach.

The following table presents the details of the intangible assets acquired at the date of Stay-Lite Acquisition (dollars in thousands):

	Estimated Fair Value	Estimated Useful Life (Years)
Tradename	$ 164	5
Customer relationships	509	8

Stay-Lite Lighting's post-acquisition results of operations since January 1, 2022 are included in Orion's Consolidated Statements of Operations. Fiscal 2022 net sales of Stay-Lite Lighting for the period were $2.7 million and operating loss was $0.7 million. The operating results of Stay-Lite Lighting are included in the Orion Services Group segment.

Unaudited pro forma

The pro forma information was determined based on the historical results of Orion and unaudited financial results from Stay-Lite Lighting and Voltrek. These proforma results reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment and intangible asset occurred at the beginning of the period, along with consequential tax effects. The unaudited pro forma results have been prepared for comparative purposes only and are not necessarily indicative of what would have occurred had the business combinations been completed at the beginning of the period or the results that may occur in the future. Furthermore, the unaudited pro forma financial information does not reflect the impact of any synergies resulting from the acquisitions.

If Voltrek was acquired on April 1, 2022, the pro forma Orion revenue for the twelve-month period ended on March 31, 2023 would have been $79.8 million and proforma net loss would have been $(33.5) million. Orion pro-forma fiscal 2022 revenue would have been $128.0 million and net income would have been $5.9 million.

If Stay-Lite was acquired on April 1, 2020, the pro forma Orion full year fiscal 2022 revenue would have been $131.3 million and net income would have been $6.0 million. Orion pro-forma fiscal 2021 revenue would have been $125.4 million and net income would have been $25.5 million.

Transaction costs related to the Stay-Lite Acquisition and the Voltrek Acquisition are recorded in acquisition related costs in the Consolidated Statements of Operations. Transaction costs totaled $0.8 million in the twelve months ending March 31, 2023 and $0.5 million twelve months ended March 31, 2022, respectively.

NOTE 19 — SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

NOTE 20 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summary quarterly results for the years ended March 31, 2023 and March 31, 2022 are as follows:

	Three Months Ended				
	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	March 31, 2023	Total
	(in thousands, except per share amounts)				
Total revenue	$ 17,906	$ 17,560	$ 20,288	$ 21,629	$ 77,383
Gross profit	$ 3,554	$ 4,435	$ 4,781	$ 4,741	$ 17,511
Net loss [1]	$ (2,835)	$ (2,331)	$ (24,059)	$ (5,116)	$ (34,341)
Basic net loss per share [1]	$ (0.09)	$ (0.07)	$ (0.75)	$ (0.16)	$ (1.08)
Shares used in basic per share calculation	31,138	31,031	32,048	32,294	31,704
Diluted net loss per share [1]	$ (0.09)	$ (0.07)	$ (0.75)	$ (0.16)	$ (1.08)
Shares used in diluted per share calculation	31,138	31,031	32,048	32,294	31,704

	Three Months Ended				
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Total
	(in thousands, except per share amounts)				
Total revenue	$ 35,101	$ 36,510	$ 30,714	$ 22,058	$ 124,383
Gross profit	$ 10,230	$ 10,788	$ 7,641	$ 5,253	$ 33,912
Net income (loss)	$ 2,510	$ 3,659	$ 1,102	$ (1,180)	$ 6,091
Basic net income (loss) per share	$ 0.08	$ 0.12	$ 0.04	$ (0.04)	$ 0.20
Shares used in basic per share calculation	30,860	31,031	31,085	31,097	31,018
Diluted net income (loss) per share	$ 0.08	$ 0.12	$ 0.04	$ (0.04)	$ 0.19
Shares used in diluted per share calculation	31,290	31,288	31,235	31,097	31,295

(1)   Includes $17.8 million of tax expense related to the booking of the valuation allowance on deferred tax assets during the three months ended December 31, 2022.

The four quarters for net earnings per share may not add to the total year because of differences in the weighted average number of shares outstanding during the quarters and the year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of March 31, 2023, pursuant to Exchange Act Rule 13a-15(b) and 15d-15. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a level of reasonable assurance as of March 31, 2023.

Management, including our Chief Executive Officer and Chief Financial Officer, believes the consolidated financial statements included in this Annual Report on Form 10-K fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with GAAP.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

i.   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

ii.   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management believes that, as of March 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to directors, executive officers and corporate governance is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2023.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, employees and officers, including our principal executive officer, our principal financial officer, our controller and persons performing similar functions. Our Code of Conduct is available on our web site at www.orionlighting.com. Future material amendments or waivers relating to the Code of Conduct will be disclosed on our web site referenced in this paragraph within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

See Item 5, *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchaser of Securities*, under the heading "Equity Compensation Plan Information" for information regarding our securities authorized for issuance under equity compensation plans. The additional information required by this item is incorporated by reference to our Proxy Statement for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2023.

**PART IV**

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **Financial Statements**

Our financial statements are set forth in Item 8 of this Form 10-K.

Number	Exhibit Title
3.1	Amended and Restated Articles of Incorporation of Orion Energy Systems, Inc., filed as Exhibit 3.3 to the Registrant's Form S-1 filed August 20, 2007, is hereby incorporated by reference.
3.2	Second Amended and Restated Bylaws of Orion Energy Systems, Inc., filed as Exhibit 3.1 to the Registrant's Form 8-K filed November 14, 2022, is hereby incorporated by reference.
4.1	Description of Orion Energy Systems, Inc. Capital Stock. +
10.1	Loan and Security Agreement dated as of December 29, 2020 among Orion Energy Systems, Inc., Bank of America, N.A., as lender, and the subsidiary borrowers party thereto, filed as Exhibit 10.1 to Registrant's Form 8-K filed on January 5, 2021, is hereby incorporated by reference.
10.2	Agreement No. 1 to Loan and Security Agreement, dated effective as of November 4, 2022, among Orion Energy Systems, Inc., Bank of America, N.A., as lender, and the subsidiary borrowers party thereto, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2022, is hereby incorporated by reference.
10.3	Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan, filed as Exhibit 10.9 to the Registrant's Form S-1 filed August 20, 2007, is hereby incorporated by reference.*
10.4	Amendment to Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan, filed September 9, 2011 as Appendix A to the Registrant's definitive proxy statement is hereby incorporated by reference.*
10.5	Form of Stock Option Agreement under the Orion Energy Systems, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.10 to the Registrant's Form S-1 filed August 20, 2007, is hereby incorporated by reference.*
10.6	Form of Stock Option Agreement as of May 14, 2013 under the Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan, filed as Exhibit 10.7 to the Registrant's Form 10-K filed on June 13, 2014, is hereby incorporated by reference.*
10.7	Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, as amended and restated, filed as Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on June 21, 2019, is hereby incorporated by reference.*
10.8	Form of Non-Employee Director Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 4.5 to the Registrant's Form S-8 filed August 10, 2016, is hereby incorporated by reference.*
10.9	Form of Non-Employee Director Restricted Stock Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 4.6 to the Registrant's Form S-8 filed August 10, 2016, is hereby incorporated by reference.*
10.10	Form of Executive Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 4.7 to the Registrant's Form S-8 filed August 10, 2016, is hereby incorporated by reference.*
10.11	Form of Executive Restricted Stock Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 4.8 to the Registrant's Form S-8 filed August 10, 2016, is hereby incorporated by reference.*
10.12	Orion Energy Systems, Inc. Non-Employee Director Compensation Plan, effective as of February 16, 2023.* +
10.13	Executive Employment and Severance Agreement, effective as of October 19, 2020, between Orion Energy Systems, Inc. and J. Per Brodin, filed as Exhibit 10.1 to the Registrant's Form 8-K filed on October 15, 2020, is hereby incorporated by reference.*
10.14	Amended and Restated Executive Employment and Severance Agreement, dated as of June 1, 2020, by and between Orion Energy Systems, Inc. and Scott A. Green, filed as Exhibit 10.17 to the Registrant's Form 10-K filed on June 1, 2021, is hereby incorporated by reference.*
10.15	At Market Issuance Sales Agreement between Orion Energy Systems, Inc. and B. Riley Securities, Inc., dated March 26, 2021, filed as Exhibit 10.1 to the Registrant's Form 8-K filed on March 26, 2021, is hereby incorporated by reference.
10.16	Amended Executive Employment and Severance Agreement, effective as of November 10, 2022, by and between Orion Energy Systems, Inc. and Michael H. Jenkins, filed as Exhibit 10.2 to the Registrant's Form 8-K filed on August 3, 2022, is hereby incorporated by reference.*

10.17	Voluntary Retirement and Consulting Agreement, dated as of August 2, 2022 and effective as of November 10, 2022, between Orion Energy Systems, Inc. and Michael W. Altschaefl, filed as Exhibit 10.1 to the Registrant's Form 8-K filed on August 3, 2022, is hereby incorporated by reference.*
10.18	Restricted Stock Award Agreement, effective as of the third business day after the Company publicly announces its financial results for its fiscal 2022 fourth quarter and year-end, between Orion Energy Systems, Inc. and Michael W. Altschaefl, filed as Exhibit 10.3 to the Registrant's Form 8-K filed on February 22, 2022, is hereby incorporated by reference.*
10.19	Form of Executive Performance Share Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 10.19 to the Registrant's Form 10-K filed on June 10, 2022, is hereby incorporated by reference.*
10.20	Form of Non-Employee Director Restricted Stock Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 10.20 to the Registrant's Form 10-K filed on June 10, 2022, is hereby incorporated by reference. *
10.21	Form of Executive Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 10.21 to the Registrant's Form 10-K filed on June 10, 2022, is hereby incorporated by reference. *+
10.22	Form of Non-Employee Director Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 10.22 to the Registrant's Form 10-K filed on June 10, 2022, is hereby incorporated by reference. *
10.23	Form of Executive Restricted Stock Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, filed as Exhibit 10.23 to the Registrant's Form 10-K filed on June 10, 2022, is hereby incorporated by reference. *
10.24	Form of Executive Tandem Performance Share and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, effective May 24, 2023.* +
10.25	Form of Non-Employee Director Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, effective May 24, 2023.* +
10.26	Form of Executive Tandem Restricted Stock and Cash Award Agreement under the Orion Energy Systems, Inc. 2016 Omnibus Incentive Plan, effective May 24, 2023.* +
10.27	Cooperation Agreement, dated January 3, 2023, by and among Orion Energy Systems, Inc., Kanen Wealth Management, LLC, Philotimo Fund, LP and David Kanen and Charles McDulin (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2023).
10.28	Consulting Agreement, dated as of August 2, 2022 and effective as of August 4, 2022, between Orion Energy Systems, Inc. and Alan Howe, filed as Exhibit 10.3 to the Registrant's Form 8-K filed on August 3, 2022, is hereby incorporated by reference.*
21.1	Subsidiaries of Orion Energy Systems, Inc.+
23.1	Consent of Independent Registered Public Accounting Firm. +
31.1	Certification of Chief Executive Officer of Orion Energy Systems, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended. +
31.2	Certification of Chief Financial Officer of Orion Energy Systems, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended. +
32.1	Certification of Chief Executive Officer and Chief Financial Officer of Orion Energy Systems, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +
101	101.INS Inline XBRL Instance Document+
	101.SCH Inline XBRL Taxonomy extension schema document+
	101.CAL Inline XBRL Taxonomy extension calculation linkbase document+
	101.DEF Inline XBRL Taxonomy extension definition linkbase document+
	101.LAB Inline XBRL Taxonomy extension label linkbase document+
	101.PRE Inline XBRL Taxonomy extension presentation linkbase document+
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2022, has been formatted in Inline XBRL

Documents incorporated by reference by Orion Energy Systems, Inc. are filed with the Securities and Exchange Commission under File No. 001-33887.

* Management contract or compensatory plan or arrangement.
+ Filed herewith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on June 12, 2023.

ORION ENERGY SYSTEMS, INC.

By: /s/ Michael H. Jenkins
      Michael H. Jenkins
      Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities indicated on June 12, 2023.

Signature	Title
/s/ Michael H. Jenkins Michael H. Jenkins	Chief Executive Officer and Director (Principal Executive Officer)
/s/ J. Per Brodin J. Per Brodin	Chief Financial Officer, Executive Vice President, Chief Accounting Officer and Treasurer (Principal Financial Officer)
/s/ Anthony L. Otten Anthony L. Otten	Board Chair
/s/ Michael W. Altschaefl Michael W. Altschaefl	Director
/s/ Ellen B. Richstone Ellen B. Richstone	Director
/s/ Sally Washlow Sally Washlow	Director
/s/ Richard A. Shapiro Richard A. Shapiro	Director

Executive Officers

Michael H. Jenkins
Chief Executive Officer

John Per Brodin
Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer

Scott A. Green
Executive Vice President and President, Orion Services Group

Board of Directors

Michael W. Altschaefl
Retired Chief Executive Officer, Orion Energy Systems, Inc.

Anthony L. Otten (1), (2), (3a), (4)
Retired Chief Executive Officer, Versar, Inc., Managing Member, Stillwater, LLC

Sally A. Washlow (1), (2a), (3)
Former Chief Executive Officer, Cedar Electronics Corporation

Ellen B. Richstone (1a), (2), (3)
Director, National Association of Corporate Directors (NACD-New England), Cognition Therapeutics, Inc., Superior Industries International and eMargin Corporation

Richard A. Shapiro
Founder/CIO, Ridge Run Partners, LLC

Michael H. Jenkins
Chief Executive Officer, Orion Energy Systems, Inc.

(1) *Audit and Finance Committee*
(2) *Compensation Committee*
(3) *Nominating and Corporate Governance Committee*
(4) *Board Chair*
(a) *Committee Chair*

orion™

NASDAQ Capital Market: OESX

2210 Woodland Drive, Manitowoc, WI 54220